    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 2, 2000


                                                      REGISTRATION NO. 333-89995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------


                                Amendment No. 3

                                       to
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ------------------

                           ALAMOSA PCS HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

               DELAWARE                                 4812                                75-2843707
     (State or other jurisdiction           (Primary standard industrial                 (I.R.S. employer
  of incorporation or organization)         classification code number)                identification no.)

                            4403 BROWNFIELD HIGHWAY
                              LUBBOCK, TEXAS 79407
                                 (806) 722-1100
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ------------------
                               DAVID E. SHARBUTT
                            CHIEF EXECUTIVE OFFICER
                            4403 BROWNFIELD HIGHWAY
                              LUBBOCK, TEXAS 79407
                                 (806) 722-1100
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                               ------------------
                          Copies of communications to:

                    WM. S. KLEINMAN                                         MARC S. ROSENBERG
                 HAYNES AND BOONE, LLP                                   CRAVATH, SWAINE & MOORE
              901 MAIN STREET, SUITE 3100                                    WORLDWIDE PLAZA
                DALLAS, TEXAS 75202-3789                                    825 EIGHTH AVENUE
                     (214) 651-5000                                      NEW YORK, NEW YORK 10019
                                                                              (212) 474-1000

                               ------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 2, 2000


PROSPECTUS

                               10,714,000 SHARES

                                 [ALAMOSA LOGO]

                           ALAMOSA PCS HOLDINGS, INC.
                                  COMMON STOCK

                              $         PER SHARE

     We are selling 10,714,000 shares of our common stock. The underwriters named in this prospectus may purchase up to 1,607,100 additional shares of common stock from us after the closing of this offering.

     This is an initial public offering of our common stock. We currently expect the initial public offering price to be between $13.00 and $15.00 per share. We have applied for quotation of the common stock on the Nasdaq National Market under the symbol "APCS."

                             ---------------------

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                              PER SHARE    TOTAL
                                                              ---------   --------
Public Offering Price                                         $           $
Underwriting Discount                                         $           $
Proceeds to Alamosa PCS Holdings, Inc. (before expenses)      $           $

     The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about
            , 2000.


SALOMON SMITH BARNEY                                             LEHMAN BROTHERS


                               ------------------


CREDIT SUISSE FIRST BOSTON                             DEUTSCHE BANC ALEX. BROWN


            , 2000

[Pictures of the inside of three of our retail store locations, the Alamosa logo and two wireless handsets]
[Fold-out page showing the Alamosa logo and a map of United States showing areas where Alamosa PCS, a Sprint PCS affiliate, has the right to provide wireless services and will derive its revenues in yellow and areas where Sprint PCS and other Sprint PCS affiliates have the right to provide wireless services in red.]
 Sprint PCS customers can use their phones in 280 major metropolitan areas and connecting travel corridors throughout the United States.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    6
This Prospectus Contains Forward-Looking Statements.........   17
Use of Proceeds.............................................   18
Dividend Policy.............................................   18
Capitalization..............................................   19
Dilution....................................................   20
Selected Financial Data.....................................   21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   23
Business....................................................   31
Our Affiliation Agreements with Sprint PCS..................   53
Description of Our Indebtedness.............................   62
Management..................................................   70
Principal Stockholders......................................   82
Certain Relationships and Related Transactions..............   85
The Reorganization..........................................   88
Regulation of the Wireless Telecommunications Industry......   89
Description of Capital Stock................................   94
Shares Eligible for Future Sale.............................  100
Important United States Federal Tax Consequences of Our
  Common Stock to Non-U.S. Holders..........................  102
Underwriting................................................  105
Legal Matters...............................................  107
Experts.....................................................  107
Where You Can Find Additional Information...................  107
Index to Financial Statements...............................  F-1

                               PROSPECTUS SUMMARY

     This summary highlights information that we believe is especially important concerning our business and this offering of common stock. It does not contain all of the information that may be important to your investment decision. You should read the entire prospectus, including "Risk Factors" and our financial statements and related notes, before deciding to invest in our common stock.

                                    ALAMOSA

GENERAL

     Alamosa is a provider of wireless personal communications services, commonly referred to as PCS, in the southwestern and midwestern United States. We are a network partner of Sprint PCS, the personal communications services group of Sprint Corporation. Sprint PCS, directly and through affiliates such as us, provides wireless services in more than 4,000 cities and communities across the country. We have the exclusive right to provide digital personal communications services under the Sprint and Sprint PCS brand names in a territory comprising approximately 8.4 million residents. These residents are primarily located in smaller cities and in markets with above average growth rates in Texas, New Mexico, Arizona, Colorado and Wisconsin. We are a development stage company with very limited operations, very limited revenues, significant losses, substantial future capital requirements and an expectation of continued significant losses.

     We launched Sprint PCS service in Laredo in June 1999, and have since commenced service in ten additional markets: Albuquerque, Santa Fe, El Paso, Las Cruces, Lubbock, Amarillo, Midland, Odessa, Abilene and San Angelo. Our systems cover approximately 2.7 million residents out of approximately 3.9 million total residents in those markets. We expect to cover a total of approximately 4.1 million residents by the end of 2000 and 5.5 million residents by the end of 2001, at which point we expect to have completed our build-out obligations to Sprint PCS and expect to have covered approximately 65% of the resident population in our territory. The number of residents covered by our systems does not represent the number of Sprint PCS subscribers that we expect to be based in our territory. As of December 31, 1999, approximately 31,850 Sprint PCS subscribers were based in our territory.

     We were formed in July 1998, as a Texas limited liability company. Immediately before the closing of this offering, we will reorganize into a Delaware holding company structure. See "The Reorganization." Our principal executive office is located at 4403 Brownfield Highway, Lubbock, Texas 79407. Our telephone number is (806) 722-1100.

STRATEGIC RELATIONSHIP WITH SPRINT PCS

     We believe that our strategic relationship with Sprint PCS provides significant competitive advantages. Sprint PCS is a national provider of wireless services and products. Sprint PCS's subscriber base has more than tripled in size since the end of June 1998, making Sprint PCS one of the fastest growing wireless service providers in the United States.

     Under our affiliation agreements with Sprint PCS, we have the exclusive right to provide wireless services under the Sprint and Sprint PCS brand names in our territory. Sprint PCS handles our billing and collections and pays us 92% of "collected revenues" from subscribers based in our territory and retains the remaining 8%, as more fully described in "Our Affiliation Agreements with Sprint PCS -- The Management Agreement -- Service Pricing, Roaming and Fees." We also receive other revenues, including Sprint PCS roaming revenues for each minute that Sprint PCS customers based outside our territory use our portion of the Sprint PCS network and 100% of revenues from handset sales.

     We believe that our affiliation with Sprint PCS allows us to establish high quality, branded wireless services more quickly, at a lower cost and with lower initial capital requirements than would otherwise be possible. For example, we benefit from Sprint PCS's:

     - Marketing. We market products and services through Sprint PCS's existing relationships with major national retailers under the highly recognizable Sprint and Sprint PCS brand names.

     - National Network. Customers in our territory can immediately access Sprint PCS's growing network in 280 major metropolitan areas across the country.

     - Advanced Technology. We believe that the technology used by Sprint PCS provides advantages in capacity and voice-quality, as well as access to advanced features such as wireless Internet access.

     - Handset and Equipment Availability and Pricing. Sprint PCS's purchasing leverage allows us to acquire handsets and network equipment more quickly and at a lower cost than we could without our affiliation with Sprint PCS.

ATTRACTIVE TERRITORY

     We believe that our territory is attractive for several reasons, including:

     - High Growth Markets. The overall population growth rate in our territory has been approximately 42% above the national average.

     - Fewer Competitors. We expect to face fewer competitors in our markets than is generally the case for wireless service providers operating in more urban areas.

     - Opportunity for Sprint PCS Roaming Revenue. We anticipate that we will have significant roaming revenue from Sprint PCS subscribers based outside our territory who use our portion of the Sprint PCS network.

ADEQUATE FUNDING TO COMPLETE OUR NETWORK

     Starting in June 1999, we have launched Sprint PCS service in eleven markets. We anticipate that the proceeds of this offering, when combined with the committed level of debt financing from Nortel Networks, Inc., will be adequate to fund future required capital expenditures, working capital requirements, operating losses and other cash needs of our business. Further, we believe that this level of financing is adequate to achieve the objective in our business plan of covering approximately 65% of the resident population in our territory by the end of 2001 and to exceed the build-out requirements contained in our affiliation agreements with Sprint PCS. However, we may need additional capital or debt financing due to greater than expected operating losses, the addition of new markets to our territory or unanticipated increases in the capital required to build-out our portion of the Sprint PCS network.

                                  THE OFFERING

Common stock offered.......  10,714,000 shares


Common stock outstanding
after the offering.........  59,214,008 shares


Use of proceeds............  We will use the proceeds from this sale of our common stock, together with the financing provided by Nortel, to fund the following:

                               - capital expenditures, including the build-out
                                 of our portion of the Sprint PCS network;

                               - operating losses and working capital
                                 requirements;

                               - interest expense, principal payments and loan
                                 origination fees; and

                               - general corporate purposes.

                             See "Use of Proceeds" for more detailed
                             information.

Proposed Nasdaq National
  Market symbol............  "APCS"

Dividend policy............  We do not intend to pay cash dividends on our common stock in the foreseeable future. See
                             "Dividend Policy" for more information.

     As part of this sale of our common stock, the underwriters have agreed to reserve a maximum of 10% of the shares of our common stock to be sold in this offering for sale to our current stockholders at a price per share equal to the public offering price less the underwriting discount. Unless otherwise indicated, the share and offering expense information in this prospectus assumes that no shares are so purchased by our current stockholders.

     Unless otherwise indicated, the share information in this prospectus excludes:

     - up to 1,607,100 shares that may be issued to the underwriters to cover over-allotments. See "Underwriting."


     - 7,000,000 shares of common stock reserved for issuance under our 1999 Long Term Incentive Plan, including grants to employees, directors and consultants of options to acquire 5,554,000 shares at a per share exercise price equal to the initial public offering price, 485,000 shares at a per share exercise price of $1.15 and 145,000 shares at a per share exercise price ranging from $1.12 to $1.42, to be effective as of the closing of this offering. See "Management -- Benefit Plans -- 1999 Long Term Incentive Plan."



     - 1,307,960 shares, or 1,340,102 shares if the underwriters exercise their over-allotment option, of our common stock representing two percent of the total equity outstanding as of the closing of the initial public offering, which shares are issuable upon exercise of warrants at an exercise price equal to the initial public offering price. See "Description of Our Indebtedness -- The Nortel Credit
       Facility -- Warrants."


                               THE NOTES OFFERING

     We are also proposing to offer senior discount notes in a separate public offering pursuant to a separate prospectus. The completion of this offering of common stock is not conditioned on a successful completion of the offering of senior discount notes and we cannot assure you that our offering of senior discount notes will be completed. This prospectus relates only to the offering of common stock and not to the offering of notes.

                      SUMMARY FINANCIAL AND OPERATING DATA

     The financial data presented below under the captions "Statement of Operations Data," "Per Share Data," "Other Data" and "Balance Sheet Data" for, and as of the end of, the period from inception to December 31, 1998, the nine-month period ended September 30, 1999 and the period from inception to September 30, 1999 are derived from the audited financial statements of Alamosa PCS LLC, the predecessor to Alamosa PCS Holdings, Inc. These financial statements have been audited by PricewaterhouseCoopers LLP, independent certified public accountants.

     It is important that you also read "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements for the periods ended December 31, 1998 and September 30, 1999, the related notes and the independent auditors' report.

     The summary unaudited financial data presented below as of and for the period from inception to September 30, 1998 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, that management considers necessary for a fair presentation of financial position and results of operations. Operating results for the nine-month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1999.

                                               FOR THE          FOR THE                           FOR THE
                                                PERIOD           PERIOD                            PERIOD
                                            JULY 16, 1998    JULY 16, 1998    FOR THE NINE-    JULY 16, 1998
                                             (INCEPTION)      (INCEPTION)      MONTH PERIOD     (INCEPTION)
                                               THROUGH          THROUGH           ENDED           THROUGH
                                             DECEMBER 31,    SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,
                                                 1998             1998             1999             1999
                                            --------------   --------------   --------------   --------------
                                            (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AND SUBSCRIBER DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues................................      $   --           $   --          $  2,000         $  2,000
  Cost of sales...........................          --               --             1,614            1,614
  Total operating expenses................         958              401            17,634           18,592
  Operating loss..........................        (958)            (401)          (17,247)         (18,206)
  Net loss................................        (924)            (400)          (17,688)         (18,612)
PER SHARE DATA:
  Basic and diluted net loss per share of
     common stock(1)(2)...................      $(0.02)          $(0.01)         $  (0.36)        $  (0.38)
  Pro forma net loss per share of common
     stock(1)(2)..........................       (0.02)           (0.01)            (0.36)           (0.38)
OTHER DATA:
  Number of subscribers...................          --               --             9,850            9,850

                                                                         AS OF SEPTEMBER 30,
                                                                                1999
                                                     AS OF       -----------------------------------
                                                  DECEMBER 31,                 AS        AS FURTHER
                                                      1998       ACTUAL    ADJUSTED(3)   ADJUSTED(4)
                                                  ------------   -------   -----------   -----------
                                                                (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.....................    $13,529      $ 7,454    $146,305      $237,587
  Construction in progress......................      1,979       28,940      28,940        28,940
  Property and equipment, net...................        114       36,930      36,930        36,930
  Total assets..................................     15,674       88,412     227,263       323,585
  Total debt....................................        752(5)    60,885(6)    60,885(6)   157,207
  Equity........................................     14,076       13,210     152,061       152,061

---------------

(1) For the period ended September 30, 1999, diluted weighted average shares outstanding exclude the common shares issuable on exercise of stock options because inclusion would have been antidilutive. The presentation of the pro forma net loss per share of common stock gives effect to adjustments for federal and state income taxes as if Alamosa had been taxed as a C Corporation for the periods presented.

(2) Reflects the reorganization as if it had occurred upon inception of Alamosa PCS, LLC.

(3) As adjusted Balance Sheet Data reflects the sale in this offering of 10,714,000 shares of common stock at an initial offering price of $14.00 per share, the midpoint of the range on the cover of the prospectus, less underwriting discounts and commissions and estimated offering expenses of $11.1 million.

(4) As further adjusted Balance Sheet Data reflects (a) the sale in this offering of 10,714,000 shares of common stock at an initial offering price of $14.00 per share, the midpoint of the range on the cover of the prospectus, less underwriting discounts and commissions and estimated offering expenses of $11.1 million, (b) the issuance of an aggregate
    principal amount at maturity of $     million in senior discount notes with
    estimated gross proceeds of $156.0 million, less underwriting discounts and commissions and estimated offering expenses of $5.0 million and (c) the prepayment of an aggregate of $75.0 million of indebtedness under the Nortel facility, consisting of the prepayment of $59.7 million outstanding on September 30, 1999 and cash equal to $15.3 million designated to prepay borrowings under the Nortel facility incurred after September 30, 1999.

(5) Reflects capital lease obligations of $728,219 and other notes payable of $23,637.

(6) Reflects indebtedness incurred under the Nortel facility of $59,678,288, other notes payable of $352,988 and capital lease obligations of $853,965.

                                  RISK FACTORS

     You should carefully consider the following risk factors in addition to the other information contained in this prospectus before purchasing our common stock.

RISKS RELATED TO OUR RELATIONSHIP WITH SPRINT PCS

     THE TERMINATION OF OUR AFFILIATION AGREEMENTS WITH SPRINT PCS WOULD SEVERELY RESTRICT OUR ABILITY TO CONDUCT OUR BUSINESS

     Our relationship with Sprint PCS is governed by our affiliation agreements with Sprint PCS. Since we do not own any licenses to operate a wireless network, our business depends on the continued effectiveness of those affiliation agreements. However, Sprint PCS can terminate our affiliation agreements if we materially breach them. Among other things, a failure to meet the build-out requirements for any one of the individual markets in our territory or a failure to meet Sprint PCS's technical or customer service requirements would constitute a material breach of our management agreement with Sprint PCS that could lead to its termination. If Sprint PCS terminates any of our affiliation agreements, we would no longer be a part of the Sprint PCS network and would have extreme difficulty conducting our business.

     IF SPRINT PCS DOES NOT RENEW OUR AFFILIATION AGREEMENTS WITH THEM, OUR ABILITY TO CONDUCT OUR BUSINESS WOULD BE SEVERELY RESTRICTED

     Our affiliation agreements with Sprint PCS are not perpetual, and will eventually expire. Sprint PCS can choose not to renew these agreements at the expiration of the 20-year initial term or any ten-year renewal term. If Sprint PCS decides not to renew our affiliation agreements with them, we would no longer be a part of the Sprint PCS network and would have extreme difficulty conducting our business.

     PROVISIONS OF OUR AFFILIATION AGREEMENTS WITH SPRINT PCS MAY DIMINISH OUR VALUE AND RESTRICT THE SALE OF OUR BUSINESS

     Under specific circumstances and without further stockholder approval, Sprint PCS may purchase our operating assets or capital stock for 72% or 80%, depending on the circumstances, of the "entire business value" of Alamosa, which value includes the spectrum licenses, business operations and other assets more fully described in "Our Affiliation Agreements with Sprint PCS -- The Management Agreement -- Determination of Entire Business Value." Sprint PCS must approve any change of control of our ownership and consent to any assignment of our affiliation agreements with them. In addition, Sprint PCS has a right of first refusal if we decide to sell our operating assets to a third party. We are also subject to a number of restrictions on the transfer of our business, including a prohibition on the sale of Alamosa or our operating assets to competitors of Sprint or Sprint PCS. These restrictions and other restrictions in our affiliation agreements with Sprint PCS could adversely affect the value of our common stock, may limit our ability to sell the business, may reduce the value a buyer would be willing to pay for our business and may reduce the "entire business value" of Alamosa.

     SPRINT PCS MAY MAKE DECISIONS THAT COULD INCREASE OUR EXPENSES, REDUCE OUR REVENUES OR MAKE OUR AFFILIATE RELATIONSHIP WITH THEM LESS COMPETITIVE

     Sprint PCS, under our affiliation agreements with them, has a substantial amount of control over the conduct of our business. Accordingly, Sprint PCS may make decisions that adversely affect our business, such as the following:

     - Sprint PCS prices its national plans based on its own objectives and could set price levels that may not be economically sufficient for our business.

     - Sprint PCS could change the per minute rate for Sprint PCS roaming fees and increase the costs for Sprint PCS to perform back office services.

     - Sprint PCS could withhold its consent, which is required for us to sell non-Sprint PCS approved equipment.

     - Sprint PCS may alter its network and technical requirements or request that we build-out additional areas within our territory, which could result in increased equipment and build-out costs or in Sprint PCS building-out that area itself or assigning it to another affiliate.


     A CHANGE OF CONTROL OF SPRINT OR SPRINT PCS MAY RESULT IN A NAME CHANGE OR COULD INCREASE THE LIKELIHOOD THAT OUR AFFILIATION AGREEMENTS WILL NOT BE RENEWED


     Sprint or Sprint PCS may experience a change of control, sale or merger that could adversely affect our relationships with them or result in a name change. MCI WorldCom Inc. and Sprint have announced a proposed merger in which owners of each class of Sprint's common stock would exchange their Sprint stock for MCI common stock. If the merger is completed, we expect that our affiliation agreements with the merged company would be on the same terms as our current affiliation agreements with Sprint PCS. However, the consummation of the merger may increase the likelihood that our affiliation agreements will not be renewed if, among other reasons, the combined company has a different strategy related to affiliate relationships. Additionally, we may lose the use of the recognizable Sprint and Sprint PCS brand names if the merger results in a name change.

     PROBLEMS EXPERIENCED BY SPRINT PCS WITH ITS INTERNAL SUPPORT SYSTEMS COULD LEAD TO CUSTOMER DISSATISFACTION OR INCREASE OUR COSTS

     We rely on Sprint PCS's internal support systems, including customer care, billing and back-office support. As Sprint PCS has expanded, its internal support systems have been subject to increased demand and, in some cases, suffered a degradation in service. We cannot assure you that Sprint PCS will be able to successfully add system capacity or that its internal support systems will be adequate. It is likely that problems with Sprint PCS's internal support systems could cause:

     - delays or problems in our own operations or service;

     - delays or difficulty in gaining access to customer and financial information, which we are currently experiencing with respect to our direct electronic access to significant aspects of Sprint PCS's internal support systems and financial data;

     - a loss of Sprint PCS customers; and

     - an increase in the costs of customer care, billing and back office services.

     OUR COSTS FOR INTERNAL SUPPORT SYSTEMS MAY INCREASE IF SPRINT PCS TERMINATES OUR SERVICES AGREEMENT

     We estimate that our costs for the services provided to us by Sprint PCS under our services agreement in the year 2000 will be approximately $12 million. We expect this number to significantly increase as the number of Sprint PCS subscribers based in our territory increases. Our services agreement with Sprint PCS provides that, upon nine months' prior written notice, Sprint PCS may terminate any service provided under that agreement. We do not have a contingency plan if Sprint PCS terminates any such service. If Sprint PCS terminates a service for which we have not developed a cost-effective alternative or increases the amount it charges us for these services, our operating costs may increase beyond our expectations and our operations may be interrupted or restricted.

     WE MAY HAVE DIFFICULTY IN OBTAINING HANDSETS AND EQUIPMENT, WHICH ARE IN SHORT SUPPLY

     We depend on our relationship with Sprint PCS to obtain handsets and equipment. The demand for the equipment we require to construct our portion of the Sprint PCS network is considerable, and manufacturers of this equipment have substantial order backlogs. In addition, the demand for specific types of handsets is strong and the manufacturers of those handsets may have to distribute their limited supply of products among the manufacturers' numerous customers. If Sprint PCS modifies its handset logistics and delivery plan or if we are not able to continue to rely on Sprint PCS's relationships with suppliers and vendors, some of which provide us with vendor discounts on equipment, we could have difficulty obtaining specific types of handsets and equipment in a timely manner and our equipment costs would increase. As a result, we could suffer delays in the build-out of our portion of the Sprint PCS network, disruptions in service and a reduction in subscribers.

     IF WE FAIL TO PAY OUR DEBT, OUR LENDERS MAY SELL OUR LOANS TO SPRINT PCS AND GIVE SPRINT PCS RIGHTS OF A CREDITOR TO FORECLOSE ON OUR ASSETS

     Sprint PCS has contractual rights to purchase Nortel's rights as a senior lender under the Nortel financing documents. These rights are triggered by an acceleration of the maturity of the Nortel financing. To the extent Sprint PCS purchases these obligations, Sprint PCS's interests as a creditor could conflict with ours. Sprint PCS's rights as a senior lender would enable it to exercise rights with respect to our assets, including the right to foreclose on those assets, in a manner not otherwise permitted under our affiliation agreements with Sprint PCS.

     IF SPRINT PCS DOES NOT MAINTAIN CONTROL OVER ITS LICENSED SPECTRUM, OUR AFFILIATION AGREEMENTS WITH SPRINT PCS MAY BE TERMINATED

     Sprint PCS, not Alamosa, owns the licenses necessary to provide wireless services in our territory. The Federal Communications Commission requires that licensees like Sprint PCS maintain control of their licensed systems and not delegate control to third party operators or managers like Alamosa. Although our affiliation agreements with Sprint PCS reflect an arrangement that the parties believe meets the Federal Communications Commission requirements for licensee control of licensed spectrum, we cannot assure you that the Federal Communications Commission will agree with us. If the Federal Communications Commission were to determine that our affiliation agreements with Sprint PCS need to be modified to increase the level of licensee control, we have agreed with Sprint PCS to use our best efforts to modify the agreements to comply with applicable law. If we cannot agree with Sprint PCS to modify the agreements, they may be terminated. If the agreements are terminated, we would no longer be a part of the Sprint PCS network and we would have extreme difficulty in conducting our business.

     THE FEDERAL COMMUNICATIONS COMMISSION MAY NOT RENEW THE SPRINT PCS LICENSES, WHICH WOULD PREVENT US FROM PROVIDING WIRELESS SERVICES

     We do not own any licenses to operate a wireless network. We are dependent on Sprint PCS's licenses, which are subject to renewal and revocation. Sprint PCS's licenses in our territory will expire in 2005 or 2007 but may be renewed for additional ten-year terms. The Federal Communications Commission has adopted specific standards that apply to wireless personal communications services license renewals. Any failure by Sprint PCS or us to comply with these standards could cause revocation or forfeiture of the Sprint PCS licenses for our territory. Additionally, if Sprint PCS does not demonstrate to the Federal Communications Commission that Sprint PCS has met the five-year and ten-year construction requirements for each of its wireless personal communications services licenses, it can lose those licenses. If Sprint PCS loses its licenses in our territory for any of these reasons, we would not be able to provide wireless services without obtaining rights to other licenses.

RISKS PARTICULAR TO ALAMOSA'S OPERATIONS

     BECAUSE OF THE NATURE OF OUR RELATIONSHIP WITH CHR SOLUTIONS, INC., ANY CONFLICTS THAT ARISE BETWEEN US AND CHR SOLUTIONS COULD NEGATIVELY AFFECT OUR ABILITY TO EFFECTIVELY CONDUCT OUR BUSINESS

     We rely heavily on CHR Solutions, Inc. for engineering, marketing, operating and other consulting services. We have paid or will pay CHR Solutions substantial amounts for these services, including approximately:

     - $3.8 million paid during 1999;

     - $3.5 million that we estimate will be paid during 2000;

     - an aggregate of $7.4 million in current and prior contractual commitments beginning in 1998; and

     - an anticipated additional $5 million in contractual commitments that we are currently negotiating with CHR Solutions.

     If CHR Solutions interests become adverse to ours, we may be forced to acquire consulting services from an alternate source, which could be very difficult or costly or result in delays in our network build-out. Additionally, Mr. David Sharbutt, our chairman and chief executive officer, is also a senior consultant, director and shareholder of CHR Solutions. Consequently, if CHR Solution's interests become adverse to ours, Mr. Sharbutt may face a conflict of interest. In addition, although the employment agreement related to Mr. Sharbutt's position as a senior consultant of CHR Solutions does not specify the time requirements of his employment, his responsibilities as an employee of CHR Solutions may require significant professional time and effort and may reduce the time and effort he is able to devote to Alamosa. However, his employment agreement with us requires Mr. Sharbutt to devote his full time and effort to the business and affairs of Alamosa. See "Certain Relationships and Related Transactions" for details related to this and other related party transactions.

     OUR STOCKHOLDERS, MEMBERS OF MANAGEMENT AND DIRECTORS MAY BE SUBJECT TO CONFLICTS OF INTEREST

     Some of our stockholders and members of management have significant investments in communications services companies that compete with Alamosa. In addition, several of our directors serve as directors of other communications services companies. As a result, these persons may be subject to conflicts of interest because of their investments or status as director that will have to be resolved by those persons and Alamosa. This conflict could require that such persons not participate in the decision-making related to, or implementation of, transactions or issues in which such conflicts arise. For a discussion of the magnitude of these risks, please see "Management -- Directors and Executive Officers" and "Certain Relationships and Related Transactions."

     WE HAVE A VERY LIMITED OPERATING HISTORY AND MAY NOT ACHIEVE OR SUSTAIN OPERATING PROFITABILITY OR POSITIVE CASH FLOWS, WHICH WOULD LIKELY RESULT IN A DROP IN OUR STOCK PRICE

     Our operating history is very limited. We initiated commercial operations in our first market in June 1999. We expect to incur significant operating losses and to generate significant negative cash flow from operating activities at least through the year ending December 31, 2001. We have already incurred $18.2 million in operating losses through September 30, 1999. Our operating profitability will depend upon many factors, including, among others, our ability to market Sprint PCS services, achieve our projected market penetration and manage customer turnover rates. If we do not achieve and maintain operating profitability and positive cash flow from operating activities on a timely basis, our stock price could fall and you could lose all or part of your investment.

     FAILURE TO OBTAIN ADDITIONAL CAPITAL, IF NEEDED TO COMPLETE THE BUILD-OUT OF OUR PORTION OF THE SPRINT PCS NETWORK, COULD CAUSE DELAY OR ABANDONMENT OF OUR DEVELOPMENT PLANS

     The build-out of our portion of the Sprint PCS network will require substantial capital. As of January 1, 2000, we estimated that requirements to complete the current build-out plan and fund working capital losses through the year 2001 were approximately $283 million. We plan to finance these requirements using the funds received from this offering and the remaining $178.1 million available under the Nortel financing as of December 31, 1999. Additional funds could be required for a variety of reasons, including unforeseen delays, unanticipated expenses, increased capital requirements, higher than expected operating losses, engineering design changes and other technology risks or other corporate purposes. In addition, if we complete our build-out more rapidly than currently anticipated, or if we contract to develop additional markets, we will need to raise additional equity or debt capital. These additional funds may not be available. Even if those funds are available, we may not be able to obtain them on a timely basis, on terms acceptable to us or within limitations permitted under our existing debt covenants or the covenants with respect to the senior discount notes. Failure to obtain additional funds, should the need for them develop, could result in the delay or abandonment of our development and expansion plans and we may be unable to fund our ongoing operations.

     BECAUSE WE DEPEND HEAVILY ON OUTSOURCING, THE INABILITY OF THIRD PARTIES TO FULFILL THEIR CONTRACTUAL OBLIGATIONS TO US MAY DISRUPT OUR SERVICES OR THE BUILD-OUT OF OUR PORTION OF THE SPRINT PCS NETWORK

     Because we decided to outsource portions of our business, we depend heavily on third-party vendors, suppliers, consultants, contractors and local exchange carriers. We have retained those persons to:

     - design and engineer our systems;

     - construct base stations, switch facilities and towers;

     - lease base stations;

     - install T-1 lines; and

     - deploy our wireless personal communications services network systems.

     Specifically, our financing arrangements with Nortel make us especially dependent on them for network equipment, since we must use a specified amount of any funds borrowed from Nortel to purchase their equipment. In addition, we lease almost all of the tower sites for our wireless systems through a master lease agreement with Speciality Capital Services, Inc., now a subsidiary of American Tower Corporation. Speciality in turn has separate leasing arrangements with each of the owners of the sites. If Speciality or American Tower Corporation were to become insolvent or Speciality were to breach those arrangements, we may lose access to those base stations and experience extended service interruption in the areas serviced by those sites. The failure by any of our vendors, suppliers, consultants, contractors or local exchange carriers to fulfill their contractual obligations to us could materially delay construction and adversely affect the operations of our portion of the Sprint PCS network.

     OUR ROAMING ARRANGEMENTS MAY NOT BE COMPETITIVE WITH OTHER WIRELESS SERVICE PROVIDERS, WHICH MAY RESTRICT OUR ABILITY TO ATTRACT AND RETAIN CUSTOMERS

     We rely on roaming arrangements with other wireless service providers for coverage in some areas. Some risks related to these arrangements are as follows:

     - the quality of the service provided by another provider during a roaming call may not approximate the quality of the service provided by Sprint PCS;

     - the price of a roaming call may not be competitive with prices of other wireless companies for roaming calls;

     - customers may have to use a more expensive dual-band/dual mode handset with diminished standby and talk time capacities;

     - customers must end a call in progress and initiate a new call when leaving the Sprint PCS network and entering another wireless network; and

     - Sprint PCS customers may not be able to use Sprint PCS advanced features, such as voicemail notification, while roaming.

If Sprint PCS customers are not able to roam instantaneously or efficiently onto other wireless networks, we may lose current Sprint PCS subscribers and our Sprint PCS services will be less attractive to new customers.

     IF WE RECEIVE LESS REVENUES OR INCUR MORE FEES THAN WE ANTICIPATE FOR SPRINT PCS ROAMING, WE MAY NOT BE ABLE TO OPERATE OUR BUSINESS PROFITABLY

     We are paid a fee from Sprint PCS or a Sprint PCS affiliate for every minute that a Sprint PCS subscriber based outside of our territory uses the Sprint PCS network in our territory. Similarly, we pay a fee to Sprint PCS for every minute that a Sprint PCS subscriber based in our territory uses the Sprint PCS network outside our territory. Sprint PCS customers from our territory may spend more time in other Sprint PCS coverage areas than we anticipate, and Sprint PCS customers from outside our territory may spend less time in our territory or may use our services less than we anticipate. As a result, we may receive less Sprint PCS roaming revenue than we anticipate or we may have to pay more Sprint PCS roaming fees than we collect. In addition, Sprint PCS could change the current fee for each Sprint PCS roaming minute used. If we were to receive less Sprint PCS roaming net revenue, we may not be able to operate our business profitably. For more information on roaming, see "Business -- Roaming."

     WE ARE LIKELY TO RECEIVE VERY LITTLE NON-SPRINT PCS ROAMING REVENUE SINCE THE SPRINT PCS NETWORK IS NOT COMPATIBLE WITH MANY OTHER NETWORKS

     A portion of our revenue may be derived from payments by other wireless service providers for use by their subscribers of the Sprint PCS network in our territory. However, the technology used in the Sprint PCS network is not compatible with the technology used by many other systems, which diminishes the ability of other wireless service providers' subscribers to use our services. Sprint PCS has entered into few agreements that enable customers of other wireless service providers to roam onto the Sprint PCS network. As a result, the actual non-Sprint PCS roaming revenue that we receive in the future is likely to be low relative to other wireless service providers. For more information on roaming, see "Business -- Roaming." For further information on the Sprint PCS network technology, see "Business -- Technology."

     OUR RAPID GROWTH MAY IMPAIR OUR ABILITY TO EXPAND OUR COVERAGE AND MANAGE OUR SYSTEMS

     Since our inception in July 1998, we have experienced rapid growth and development in a relatively short period of time. As we open more markets, we expect to continue to experience growth. The management of that growth will require, among other things:

     - continued development of our operational and administrative systems;

     - stringent control of costs of network build-out;

     - integration of our network infrastructure with the rest of the Sprint PCS network;

     - increased marketing activities;

     - the ability to attract and retain qualified management, technical and sales personnel; and

     - the training of new personnel.

     Failure to successfully manage our expected rapid growth and development could impair our ability to complete the build-out of our portion of the Sprint PCS network, manage the expanding systems in our territory and achieve profitability.

     OUR PROJECTED BUILD-OUT PLAN DOES NOT COVER ALL OF OUR TERRITORY, WHICH COULD MAKE IT DIFFICULT TO MAINTAIN A PROFITABLE CUSTOMER BASE

     Our projected build-out plan for our territory does not cover all areas of our territory. Upon completion of our current build-out plan, we expect to cover 65% of the resident population in our territory. As a result, our plan may not adequately serve the needs of the potential customers in our territory or attract enough subscribers to operate our business successfully. To correct this potential problem, we may have to cover a greater percentage of our territory than we anticipate, which we may not have the financial resources to complete or may be unable to do profitably.

     PARTS OF OUR TERRITORY HAVE LIMITED LICENSED SPECTRUM, AND THIS MAY AFFECT THE QUALITY OF OUR SERVICE OR RESTRICT OUR ABILITY TO PURCHASE SPECTRUM LICENSES FROM SPRINT PCS IN THOSE AREAS

     While Sprint PCS has licenses to use 30 MHz of spectrum throughout most of our territory, it has licenses covering only 10 MHz in New Mexico and Durango and 20 MHz in El Paso. In the future, as the number of subscribers in those areas increases, this limited licensed spectrum may not be able to accommodate increases in call volume and may lead to more dropped calls than in other parts of our territory. In addition, Sprint PCS has no obligation to sell us spectrum licenses in areas where Sprint PCS owns less than 20 MHz of spectrum. Accordingly, if Sprint PCS were to terminate our affiliation agreements with them, it is likely that we would be unable to operate our business in New Mexico and Durango.

     THE TECHNOLOGY WE USE MAY BECOME OBSOLETE OR LIMIT OUR ABILITY TO COMPETE EFFECTIVELY WITHIN THE WIRELESS INDUSTRY

     The wireless telecommunications industry is experiencing significant technological change. We employ code division multiple access digital technology, the digital wireless communications technology selected by Sprint PCS for its network. Code division multiple access technology may not provide the advantages expected by us or Sprint PCS. If another technology becomes the preferred industry standard, we would be at a competitive disadvantage and competitive pressures may require Sprint PCS to change its digital technology. We may be unable to respond to these pressures and implement new technology on a timely basis or at an acceptable cost. For more information on technology, including code division multiple access technology, see
"Business -- Technology."

     UNAUTHORIZED USE OF, OR INTERFERENCE WITH, THE SPRINT PCS NETWORK COULD DISRUPT OUR SERVICE AND INCREASE OUR COSTS

     We may incur costs associated with the unauthorized use of the Sprint PCS network including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraudulent use of the Sprint PCS network may impact interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for unbillable fraudulent roaming. In addition, our border markets are susceptible to uncertainties related to areas not governed by the Federal Communications Commission. For example, unauthorized microwave radio signals near the border in Mexico could disrupt our service in the United States.

     RISKS RELATING TO THE YEAR 2000 ISSUE MAY CAUSE INTERRUPTIONS IN SERVICE

     Our systems, the systems of Sprint or Sprint PCS and the systems of other third parties upon whom we depend may experience system interruptions resulting from the year 2000 date change. If difficulties do arise, our business may not be operational for a period of time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Year 2000 Issue on the Operations and Financial Condition of Alamosa."

RISKS PARTICULAR TO ALAMOSA'S INDEBTEDNESS

     WE HAVE SUBSTANTIAL DEBT AND EXPECT TO INCUR SUBSTANTIAL ADDITIONAL DEBT, WHICH WILL REQUIRE LARGE PAYMENTS AND MAY RESULT IN OUR LENDERS CONTROLLING OUR ASSETS

     As of December 31, 1999, our outstanding long-term debt totaled $72.9 million. In addition, under our current business plan, we expect to incur substantial additional debt, including an anticipated $156.0 million if we complete our senior discount notes offering, before achieving break-even operating cash flow.

     Our substantial debt will have a number of important consequences for our operations and our investors, including the following:

     - we will have to dedicate a substantial portion of any cash flow from operations to the payment of interest on, and principal of, our debt, which will reduce funds available for other purposes;

     - we may not have sufficient funds to pay interest on, and principal of, our debt; and

     - due to the liens on substantially all of our assets that secure our senior debt, lenders or holders of our senior debt may control our assets or our subsidiaries' assets upon a default.

     IF WE DO NOT MEET ALL OF THE CONDITIONS REQUIRED UNDER OUR NORTEL FINANCING AGREEMENTS, WE MAY NOT BE ABLE TO DRAW DOWN ALL OF THE FUNDS WE ANTICIPATE RECEIVING FROM NORTEL AND MAY NOT BE ABLE TO COMPLETE THE BUILD-OUT OF OUR PORTION OF THE SPRINT PCS NETWORK

     We have received $71.9 million as of December 31, 1999 under our financing agreements with Nortel. The remaining $178.1 million, which we expect to receive in the future, is subject at each funding date to several conditions, including:

     - acquiring minimum numbers of Sprint PCS subscribers;

     - providing coverage to a minimum number of residents; and

     - adhering to financial covenants.

     If we do not meet these conditions at each funding date, Nortel may choose not to lend any or all of the remaining amounts. If other sources of funds are not available, we may be unable to complete the build-out of our portion of the Sprint PCS network. If we do not have sufficient funds to complete our network build-out, we may be in breach of our management agreement with Sprint PCS and be in default under our financing from Nortel.

     IF WE DO NOT HAVE ACCESS TO THE CAPITAL MARKETS ON TERMS REASONABLY SATISFACTORY TO US, WE MAY BE UNABLE TO REPAY THE NORTEL FACILITY AT MATURITY, OR REFINANCE THE NORTEL FACILITY BEFORE WE ARE REQUIRED TO ISSUE WARRANTS TO NORTEL

     Failure to repay the Nortel facility at maturity will result in a default under that agreement. It is unlikely that we can repay the Nortel facility without refinancing the facility, and we may have inadequate access to the capital markets to permit such refinancing. A default under the Nortel facility could:

     - prevent us from operating or completing the build-out of our portion of the Sprint PCS network;

     - constitute a default under the senior discount notes or a default under our affiliation agreements with Sprint PCS; and

     - could make it extremely difficult for us to obtain any future financing.

     If we are unable to refinance and repay a portion of the Nortel financing prior to the second anniversary of the closing date of the Nortel facility, we will likely be required to issue warrants to purchase shares of our stock to Nortel, which would be dilutive to our stockholders if Nortel exercises those warrants.

     OUR NEW INDEBTEDNESS WILL PLACE RESTRICTIONS ON US WHICH MAY LIMIT OUR OPERATING FLEXIBILITY AND OUR ABILITY TO PAY DIVIDENDS

     The indenture governing the senior discount notes we plan to sell will impose material operating and financial restrictions on us. These restrictions, subject to ordinary course of business exceptions, may limit our ability to engage in some transactions, including the following:

     - consummating designated types of mergers or consolidations;

     - paying dividends or other distributions to our stockholders;

     - making investments;

     - selling assets;

     - repurchasing our common stock;

     - changing lines of business;

     - borrowing additional money; and

     - engaging in transactions with affiliates.

     These restrictions could limit our ability to obtain debt financing, repurchase stock, refinance or pay principal or interest on our outstanding debt, consummate acquisitions for cash or debt or react to changes in our operating environment.

INDUSTRY RISKS

     WE MAY EXPERIENCE A HIGH RATE OF CUSTOMER TURNOVER WHICH WOULD INCREASE OUR COSTS OF OPERATIONS AND REDUCE OUR REVENUE

     The wireless personal communications services industry in general and Sprint PCS in particular have experienced a higher rate of customer turnover as compared to cellular industry averages. In particular, our customer turnover may be high because:

     - Sprint PCS does not require its customers to sign long term contracts;
       and

     - Sprint PCS's handset return policy allows customers to return used handsets within 30 days of purchase and receive a full refund.

     A high rate of customer turnover could adversely affect our competitive position, results of operations and our costs of, or losses incurred in, obtaining new subscribers, especially because we subsidize some of the costs of initial purchases of handsets by customers.

     REGULATION BY GOVERNMENT AGENCIES AND TAXING AUTHORITIES MAY INCREASE OUR COSTS OF PROVIDING SERVICE OR REQUIRE US TO CHANGE OUR SERVICES

     Our operations and those of Sprint PCS may be subject to varying degrees of regulation by the Federal Communications Commission, the Federal Trade Commission, the Federal Aviation Administration, the Environmental Protection Agency, the Occupational Safety and Health Administration and state and local regulatory agencies and legislative bodies. Adverse decisions or regulations of these regulatory bodies could negatively impact Sprint PCS's operations and our costs of doing business. For example, changes in tax laws or the interpretation of existing tax laws by state and local authorities could subject us to increased income, sales, gross receipts or other tax costs or require us to alter the structure of our current relationship with Sprint PCS.

     CONCERNS OVER HEALTH RISKS POSED BY THE USE OF WIRELESS HANDSETS MAY REDUCE THE CONSUMER DEMAND FOR OUR SERVICES

     Media reports have suggested that radio frequency emissions from wireless handsets may:

     - be linked to various health problems resulting from continued or excessive use, including cancer;

     - interfere with various electronic medical devices, including hearing aids and pacemakers; and

     - cause explosions if used while fueling an automobile.

     Widespread concerns over radio frequency emissions may expose us to potential litigation or discourage the use of wireless handsets. Any resulting decrease in demand for our services could impair our ability to profitably operate our business.

     WORSE THAN EXPECTED FOURTH QUARTER RESULTS MAY CAUSE OUR STOCK PRICE TO DROP AND SIGNIFICANTLY REDUCE OUR OVERALL RESULTS OF OPERATIONS

     The wireless industry is heavily dependent on fourth quarter results. Among other things, the industry relies on significantly higher customer additions and handset sales in the fourth quarter as compared to the other three fiscal quarters.

     The price of our common stock may drop and our overall results of operations could be significantly reduced if Alamosa has a worse than expected fourth quarter for any reason, including the following:

     - Alamosa's inability to match or beat pricing plans offered by competitors;

     - the failure to adequately promote Sprint PCS's products, services and pricing plans;

     - the inability of Alamosa to obtain an adequate supply or selection of handsets;

     - a downturn in the economy of some or all markets in our territory; or

     - a poor holiday shopping season.

     SIGNIFICANT COMPETITION IN THE WIRELESS COMMUNICATIONS SERVICES INDUSTRY MAY RESULT IN OUR COMPETITORS OFFERING NEW SERVICES OR LOWER PRICES THAT WOULD PREVENT US FROM OPERATING PROFITABLY

     Competition in the wireless communications services industry is intense. We anticipate that competition will cause the market prices for two-way wireless products and services to decline in the future. Our ability to compete will depend, in part, on our ability to anticipate and respond to various competitive factors affecting the telecommunications industry.

     Our dependence on Sprint PCS to develop competitive products and services and the requirement that we obtain Sprint PCS's consent to sell non-Sprint PCS approved equipment may limit our ability to keep pace with our competitors on the introduction of new products, services and equipment. Some of our competitors are larger than us, with greater resources and more extensive coverage areas, and may market other services, such as landline telephone service, cable television and Internet access, with their wireless communications services. In addition, we may be at a competitive disadvantage since we may be more highly leveraged than some of our competitors.

     Furthermore, there has been a recent trend in the wireless communications industry towards consolidation of wireless service providers through joint ventures, mergers and acquisitions. We expect this consolidation to lead to larger competitors over time. We may be unable to compete successfully with larger competitors who have substantially greater resources or who offer more services than we do. For more information on the competition we face in the wireless communications industry, see "Business -- Competition."

     A LACK OF SUITABLE TOWER SITES MAY DELAY THE BUILD-OUT OF OUR PORTION OF THE SPRINT PCS NETWORK AND RESTRICT OUR OPERATING CAPACITY

     A lack of tower site availability due to difficulty in obtaining local regulatory approvals or other reasons may delay the build-out of our portion of the Sprint PCS network, delay the opening of markets, limit network capacity or reduce the number of new Sprint PCS subscribers. The local governmental authorities in various locations in our territory have at times placed moratoriums on the construction of additional towers and base stations. These moratoriums may materially and adversely affect the timing of the planned build-out and quality of the network operations in those markets. We have experienced difficulty, and may continue to have difficulty, in obtaining tower sites in some areas of our territory on a timely basis.

RISKS RELATING TO THE OFFERING

     OUR EXISTING STOCKHOLDERS, DIRECTORS AND OFFICERS MAY BE ABLE TO CONTROL THE OUTCOME OF SIGNIFICANT MATTERS PRESENTED TO STOCKHOLDERS FOLLOWING THE COMPLETION OF THIS OFFERING

     Upon completion of this offering of common stock, our existing stockholders, directors and officers will beneficially own approximately 84% of our outstanding common stock on a diluted basis. Consequently, those persons, if they act as a group, will be able to control the outcome of matters submitted for stockholder action including the election of members to our board of directors and the approval of significant change in control transactions. This may have the effect of delaying or preventing a change in control even though a change in ownership may be economically beneficial to us and our stockholders. For more information on this subject, please refer to "Management" and "Principal Stockholders."

     ACTUAL OR ANTICIPATED SALES OF OUR COMMON STOCK BY OUR CURRENT STOCKHOLDERS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECREASE


     Many of our current stockholders hold large portions of our common stock. Six months after the completion of this initial public offering, approximately 47,763,659 shares of common stock, including shares issuable pursuant to stock options immediately exercisable or exercisable prior to the termination of the lock-up period, will no longer have transfer restrictions imposed by a lock-up period. One year after the completion of this initial public offering, approximately 48,500,008 shares of common stock will be eligible for sale pursuant to Rule 144 of the Securities Act of 1933. The occurrence of sales of a large number of these shares, or the perception that these sales could occur, could cause a drop in our stock price and could impair our ability to obtain capital through an offering of equity securities. See "Shares Eligible for Future Sale" for more information.


     ANTI-TAKEOVER PROVISIONS IN OUR CHARTER AND BYLAWS COULD LIMIT OUR SHARE PRICE AND DELAY A CHANGE IN CONTROL OF ALAMOSA

     Our certificate of incorporation provides that our board of directors may issue preferred stock without stockholder approval. In addition, our bylaws provide for a classified board, with each board member serving a three-year term. These provisions, among others, may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of Alamosa, even though a change in ownership might be economically beneficial to us and our stockholders. See "Description of Capital Stock -- Provisions of the Certificate of Incorporation and Bylaws That May Prevent Takeovers" for more information.

     THE PRICE OF OUR COMMON STOCK MAY BE VOLATILE, WHICH COULD RESULT IN WIDE FLUCTUATIONS IN OUR STOCK PRICE

     The market price of initial public offerings of growth stage technology-industry stocks have recently experienced wide fluctuations. Our stock price may fluctuate in a manner unrelated to or disproportionate to our performance.

              THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS

     This prospectus contains statements about future events and expectations, which are "forward-looking statements." Any statement in this prospectus that is not a statement of historical fact may be deemed to be a forward-looking statement. These forward-looking statements include:

     - forecasts of growth in the number of consumers using wireless personal communications services and in estimated populations;

     - statements regarding our plans for, schedule for and costs of the build-out of our portion of the Sprint PCS network;

     - statements regarding our anticipated revenues, expense levels, liquidity and capital resources, operating losses and projections of when we will launch commercial wireless personal communications service in particular markets;

     - statements regarding expectations or projections about markets in our territory;

     - statements regarding the year 2000 date change; and

     - other statements, including statements containing words such as "may," "might," "could," "would," "anticipate," "believe," "plan," "estimate," "project," "expect," "seek," "intend" and other similar words that signify forward-looking statements.

     These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Specific factors that might cause such a difference include, but are not limited to:

     - our dependence on our affiliation with Sprint PCS;

     - the need to successfully complete the build-out of our portion of the Sprint PCS network on our anticipated schedule;

     - our limited operating history and anticipation of future losses;

     - our dependence on Sprint PCS's back office services;

     - potential fluctuations in our operating results;

     - our potential need for additional capital or the need for refinancing existing indebtedness;

     - our potential inability to expand our services and related products in the event of substantial increases in demand for these services and related products;

     - changes or advances in technology;

     - our competition; and

     - our ability to attract and retain skilled personnel.

     For a discussion of some of these factors, see "Risk Factors" beginning on page 6.

                                USE OF PROCEEDS

     We estimate that the net proceeds we will receive from the sale of the common stock we are offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $139 million, or an aggregate of approximately $160 million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $14.00 per share, the midpoint of the range set forth on the cover page of this prospectus. We intend to use the net proceeds from the common stock offering, together with remaining cash proceeds available under the Nortel loan financing at January 1, 2000 of $152.5 million, to fund the following cash expenditures through 2002:

     - capital expenditures of approximately $216 million, representing the build-out of markets in Wisconsin, Arizona and Colorado, as well as the further expansion of coverage in existing markets in Texas and New Mexico;

     - net operating losses and working capital requirements of approximately $11 million;

     - interest expense, principal payments and loan origination fees of approximately $45 million; and

     - general corporate purposes.

     We will retain broad discretion in the allocation of the net proceeds of this offering. This discussion represents our best estimate of the allocation of the net proceeds of this offering based upon our current plans. Actual expenditures may vary substantially from these estimates and we may find it necessary or advisable to reallocate the net proceeds within the above-described categories or to use portions for other purposes. The timing and the coverage of our build-out plan may change due to various reasons, including shifts in populations or network focus, changes or advances in technology, acquisition of other markets, businesses, products or technologies and factors causing a delay in the build-out of some markets. Any changes in the timing or build-out plan may cause changes in our use of proceeds. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products or technologies that are complementary to our business. We currently do not have any commitments or agreements for any acquisitions or investments of this kind.

     Pending these uses, we expect to invest the net proceeds from the sale of the common stock in short-term investment grade securities, which will earn interest.

     We anticipate that the proceeds from our proposed offering of senior discount notes will not be needed to fund the required capital expenditures, working capital requirements, operating losses and other cash needs of our current business plan. However, we cannot assure you that our notes offering will be completed.

                                DIVIDEND POLICY

     We do not expect to pay cash dividends on our capital stock in the foreseeable future. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. Future dividends, if any, will be determined by our board of directors and will depend upon our results of operations, financial condition and capital expenditure plans, as well as other factors that our board of directors considers relevant. The Nortel financing does not restrict Alamosa PCS Holdings, Inc.'s ability to pay dividends. However, the Nortel financing prohibits our subsidiaries from paying dividends or making distributions, except for stock dividends and for distributions to fund the payment of the interest on our senior discount notes, without Nortel's consent. Accordingly, the Nortel financing makes it very difficult for us to pay any cash dividends to our stockholders.

                                 CAPITALIZATION

     The following table shows our cash and cash equivalents, short term debt and capitalization:

     - as of September 30, 1999;

     - as adjusted to reflect the sale in the offering of 10,714,000 shares of common stock at an initial offering price of $14.00 per share, the midpoint of the range on the cover of the prospectus, less underwriting discounts and commissions and estimated offering expenses of $11.1 million; and

     - as further adjusted to reflect (1) the sale in the offering of 10,714,000 shares of common stock at an initial offering price of $14.00 per share, the midpoint of the range on the cover of the prospectus, less underwriting discounts and commissions and estimated offering expenses of $11.1 million, (2) the issuance of an aggregate principal amount at
       maturity of $     million in senior discount notes with estimated gross
       proceeds of $156.0 million, less underwriting discounts and commissions and estimated offering expenses of $5.0 million and (3) the prepayment of an aggregate of $75.0 million of indebtedness under the Nortel facility, consisting of the prepayment of $59.7 million outstanding on September 30, 1999 and cash equal to $15.3 million designated to prepay borrowings under the Nortel facility incurred after September 30, 1999.


                                                                   AS OF SEPTEMBER 30, 1999
                                                            ---------------------------------------
                                                                                        AS FURTHER
                                                            ACTUAL(1)    AS ADJUSTED     ADJUSTED
                                                            ---------    -----------    -----------
                                                                    (DOLLARS IN THOUSANDS)
                                                                          (UNAUDITED)
Cash and cash equivalents.................................  $  7,454      $146,305       $237,587
                                                            ========      ========       ========
Short-term debt
  Notes payable...........................................  $    144      $    144       $    144
Long-term debt:
  Nortel financing........................................    59,678        59,678             --
  Senior discount notes                                           --            --        156,000
  Other notes payable.....................................       209           209            209
  Capital lease obligations(2)............................       854           854            854
                                                            --------      --------       --------
  Total long-term debt....................................    60,741        60,741        157,063
Stockholders' equity (deficit):
  Preferred stock, par value $.01 per share; 10,000,000
     shares authorized; no shares issued and
     outstanding..........................................        --            --             --
  Common stock, par value $.01 per share, 290,000,000
     shares authorized; 48,500,008 shares outstanding,
     actual; 59,214,008 shares outstanding, as adjusted...       485           592            592
  Additional paid-in capital..............................    35,709       174,453        174,453
  Unearned compensation...................................    (4,372)       (4,372)        (4,372)
  Accumulated deficit.....................................   (18,612)      (18,612)       (18,612)
                                                            --------      --------       --------
     Total stockholders' equity (deficit).................    13,210       152,061        152,061
                                                            --------      --------       --------
          Total capitalization............................  $ 74,095      $212,946       $309,268
                                                            ========      ========       ========


---------------

(1) Reflects the reorganization as if it had occurred upon the inception of Alamosa PCS, LLC.

(2) Includes current maturities.

                                    DILUTION

     Our net tangible book value at September 30, 1999, was $13.2 million or $0.27 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of total liabilities and divided by the number of shares of common stock outstanding. Assuming an initial public offering price of $14.00 per share, after giving effect to our sale of 10,714,000 shares of common stock in the offering, and deducting underwriting discounts and commissions and estimated offering expenses, our as-adjusted net tangible book value as of September 30, 1999 would have been approximately $152 million, or $2.57 per share. This represents an immediate dilution of $11.43 per share to new investors purchasing shares of common stock in the offering and an immediate increase in net tangible book value to existing stockholders of $2.30 per share.

     Dilution per share represents the difference between the price per share to be paid by new investors and the net tangible book value per share immediately after the sale of common stock in this offering. The following table illustrates the per share dilution:

Assumed initial public offering price per share.............           $14.00
Net tangible book value per share as of September 30,
  1999......................................................  $0.27
Increase in net tangible book value per share attributable
  to the offering...........................................   2.30
                                                              -----
As adjusted net tangible book value per share after the
  offering..................................................             2.57
                                                                       ------
Dilution per share to new investors.........................           $11.43
                                                                       ======

     The following table summarizes, on an as-adjusted basis as of September 30, 1999, the number of shares of common stock purchased, the total consideration paid and the average price per share paid by our existing stockholders and by new investors purchasing shares of common stock in the offering, assuming an offering price of $14.00 per share, the midpoint of the range on the cover page of this prospectus, before the deduction of underwriting discounts and commissions and estimated offering expenses of $11.1 million payable by us:


                                          SHARES                     TOTAL
                                        PURCHASED                CONSIDERATION          AVERAGE
                                  ----------------------   -------------------------   PRICE PER
                                    NUMBER      PERCENT     AMOUNT ($)      PERCENT    SHARE($)
                                  -----------   --------   -------------    --------   ---------
Existing stockholders(1)........   48,500,008      81.9%      37,000,000       19.8%       0.76
New investors...................   10,714,000      18.1%     149,996,000       80.2%      14.00
                                  -----------   --------   -------------    --------   --------
          Total.................   59,214,008       100%     186,996,000        100%       3.16


---------------

(1) Reflects the reorganization as if it had occurred upon the inception of Alamosa PCS, LLC.

     The foregoing tables assume no exercise of the underwriters' over-allotment option and no exercise of outstanding stock options and warrants. To the extent that any shares are issued at exercise prices below the net tangible book value per share in connection with outstanding options, you will experience further dilution. See "Management -- Benefit Plans -- 1999 Long Term Incentive Plan," "Management -- Employment Agreements" and "Description of Our
Indebtedness -- The Nortel Credit Facility -- Warrants."

     As part of this sale of our common stock, the underwriters agreed to reserve a maximum of 10% of the shares of our common stock to be sold in this offering for sale to our current stockholders at a price per share equal to the public offering price less the underwriting discount. The underwriters will not be entitled to any discount or commission on these shares and the proceeds to us will be the same as if the shares were sold to the general public. However, the number of shares of common stock available for sale to the general public will be reduced to the extent of sales of shares to our current stockholders.

                            SELECTED FINANCIAL DATA

     The selected financial data presented below under the captions "Statement of Operations Data," "Per Share Data," "Other Data" and "Balance Sheet Data" for, and as of the end of, the period from inception to December 31, 1998, the nine month period ended September 30, 1999 and the period from inception to September 30, 1999 are derived from the audited financial statements of Alamosa PCS LLC, the predecessor to Alamosa PCS Holdings, Inc. These financial statements have been audited by PricewaterhouseCoopers LLP, independent certified public accountants.

     It is important that you also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements for the periods ended December 31, 1998 and September 30, 1999, the related notes and the independent auditors' report.

     The selected unaudited financial data presented below as of and for the period from inception to September 30, 1998 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, that management considers necessary for a fair presentation of financial position and results of operations. Operating results for the nine-month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1999.

                                             FOR THE          FOR THE
                                              PERIOD           PERIOD                        FOR THE PERIOD
                                          JULY 16, 1998    JULY 16, 1998    FOR THE NINE-     JULY 16, 1998
                                           (INCEPTION)      (INCEPTION)      MONTH PERIOD      (INCEPTION)
                                             THROUGH          THROUGH           ENDED            THROUGH
                                           DECEMBER 31,    SEPTEMBER 30,    SEPTEMBER 30,     SEPTEMBER 30,
                                               1998             1998             1999             1999
                                          --------------   --------------   --------------   ---------------
                                           (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AND SUBSCRIBER DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues..............................    $      --        $      --       $      2,000     $      2,000
  Cost of sales.........................           --               --              1,614            1,614
  Total operating expenses..............          958              401             17,634           18,592
  Operating loss........................         (958)            (401)           (17,247)         (18,206)
  Net loss..............................         (924)            (400)           (17,688)         (18,612)
PER SHARE DATA:
  Basic and diluted net loss per share
     of common stock(1)(2)..............    $    (.02)       $    (.01)      $       (.36)    $       (.38)
  Pro forma net loss per share of common
     stock(1)(2)........................         (.02)            (.01)              (.36)            (.38)
OTHER DATA:
  Number of subscribers.................           --               --              9,850            9,850

                                                                         AS OF SEPTEMBER 30,
                                                                                1999
                                                     AS OF       -----------------------------------
                                                  DECEMBER 31,                 AS        AS FURTHER
                                                      1998       ACTUAL    ADJUSTED(3)   ADJUSTED(4)
                                                  ------------   -------   -----------   -----------
                                                                (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.......................    $13,529      $ 7,454    $146,305      $237,587
  Construction in progress......................      1,979       28,940      28,940        28,940
  Property and equipment, net...................        114       36,930      36,930        36,930
  Total assets..................................     15,674       88,412     227,263       323,585
  Short-term debt(5)............................         44          165         165           165
  Long-term debt................................        708(6)    60,720(7)    60,720(7)   157,042
  Total liabilities.............................      1,598       75,202      75,202       171,524
  Equity........................................     14,076       13,210     152,061       152,061

---------------

(1) For the period ended September 30, 1999, diluted weighted average shares outstanding exclude the common shares issuable on the exercise of stock options because inclusion would have been antidilutive. Pro forma net loss per share of common stock has been presented for the latest fiscal year and interim period. The presentation of the pro forma net loss per share of common stock gives effect to adjustments for federal and state income taxes as if Alamosa had been taxed as a C Corporation for the periods presented.

(2) Reflects the reorganization as if it had occurred upon inception of Alamosa PCS, LLC.

(3) As adjusted Balance Sheet Data reflects the sale in this common stock offering of 10,714,000 shares of common stock at an initial offering price of $14.00 per share, the midpoint of the range on the cover of the prospectus, less underwriting discounts and commissions and estimated offering expenses of $11.1 million.

(4) As further adjusted Balance Sheet Data reflects (a) the sale in this common stock offering of 10,714,000 shares of common stock at an initial offering price of $14.00 per share, the midpoint of the range on the cover of the prospectus, less underwriting discounts and commissions and estimated offering expenses of $11.1 million, (b) the issuance of an aggregate
    principal amount at maturity of $     million in senior discount notes with
    estimated gross proceeds of $156.0 million, less underwriting discounts and commissions and estimated offering expenses of $5.0 million and (c) the prepayment of an aggregate of $75.0 million of indebtedness under the Nortel facility, consisting of the prepayment of $59.7 million outstanding on September 30, 1999 and cash equal to $15.3 million designated to prepay borrowings under the Nortel facility incurred after September 30, 1999.

(5) Reflects notes payable of $20,145 and capital lease obligations of $23,637 as of December 31, 1998 and notes payable of $143,690 and capital lease obligations of $21,281 as of September 30, 1999.

(6) Reflects capital lease obligations of $708,074.

(7) Reflects indebtedness incurred under the Nortel facility of $59,678,288 capital lease obligations of $832,684 and other long term notes payable of $209,298.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis when you read the consolidated financial statements and the related notes included in this prospectus. The discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors including, but not limited to, those under "Risk Factors" and "This Prospectus Contains Forward-Looking Statements."

OVERVIEW


     Since our inception, we have incurred substantial costs to negotiate our contracts with Sprint PCS and our debt financing from Nortel, to engineer our wireless system, to develop our business infrastructure and distribution channels and to begin the build-out of our portion of the Sprint PCS network. Prior to the opening of Laredo on June 22, 1999, we did not have any markets in operation. As of September 30, 1999, we had not generated significant revenues from customers, and our accumulated deficit was $18.6 million. Through September 30, 1999 we incurred $66.8 million, and through December 31, 1999 we incurred $81.7 million, of capital expenditures and construction in progress related to the build-out of our portion of the Sprint PCS network. While we anticipate operating losses to continue, we expect revenue to increase substantially as the base of Sprint PCS subscribers located in our territory increases.


     On July 17, 1998, we entered into our affiliation agreements with Sprint PCS. We have recently amended our affiliation agreements with Sprint PCS to expand our territory so that it will include approximately 8.4 million residents.

     As a Sprint PCS affiliate, we have the exclusive right to provide digital wireless personal communication services under the Sprint and Sprint PCS brand names in our territory. We are responsible for building, owning and managing the portion of the Sprint PCS network located in our territory. We market wireless products and services in our territory under the Sprint and Sprint PCS brand names. We offer national plans designed by Sprint PCS and intend to offer specialized local plans tailored to our market demographics. Our portion of the Sprint PCS network is designed to offer a seamless connection with Sprint PCS's 100% digital wireless network. We market wireless products and services through a number of distribution outlets located in our territory, including our own Sprint PCS stores, major national distributors and third party local representatives.

     We launched Sprint PCS service in our first market, Laredo, in June 1999, and have since commenced service in ten additional markets: Albuquerque, Santa Fe, El Paso, Las Cruces, Lubbock, Amarillo, Midland, Odessa, Abilene and San Angelo. Our systems cover approximately 2.7 million residents out of approximately 3.9 million total residents in those markets. The number of residents covered by our systems does not represent the number of Sprint PCS subscribers that we expect to be based in our territory. As of December 31, 1999, approximately 31,850 Sprint PCS subscribers were based in our territory.

     We recognize 100% of revenues from Sprint PCS subscribers based in our territory, proceeds from the sales of handsets and accessories and fees from Sprint PCS and other wireless service providers when their customers roam onto our portion of the Sprint PCS network. Sprint PCS handles our billing and collections and retains 8% of all collected revenue from Sprint PCS subscribers based in our territory and fees from wireless service providers other than Sprint PCS when their subscribers roam onto our portion of the Sprint PCS network. We report the amount retained by Sprint PCS as an operating expense.

     As part of our affiliation agreements with Sprint PCS, we have the option of contracting with Sprint PCS to provide back office services such as customer activation, handset logistics, billing, customer service and network monitoring services. We have elected to delegate the performance of these services to Sprint PCS to take advantage of Sprint PCS's economies of scale, to accelerate our build-out and market launches and to lower our initial capital requirements. The cost for these services is primarily calculated on a per subscriber and per transaction basis and is recorded as an operating expense.

REGULATORY DEVELOPMENTS

     See "Regulation of the Wireless Telecommunications Industry" for a discussion of regulatory developments that could have a future impact on us.

SEASONALITY

     Our business is subject to seasonality because the wireless industry is heavily dependent on fourth quarter results. Among other things, the industry relies on significantly higher customer additions and handset sales in the fourth quarter as compared to the other three fiscal quarters. A number of factors contribute to this trend, including:

     - the increasing use of retail distribution, which is dependent upon the year-end holiday shopping season;

     - the timing of new product and service announcements and introductions;

     - competitive pricing pressures; and

     - aggressive marketing and promotions.

RESULTS OF OPERATIONS

     FOR THE PERIOD JULY 16, 1998 (INCEPTION) THROUGH DECEMBER 31, 1998

     Revenues, Direct Costs and Net Loss. From inception through December 31, 1998, our operating activities were directed towards the development of our business. During July 1998, we signed our affiliation agreements with Sprint PCS to operate as the exclusive affiliate of Sprint PCS in our territory. Our operating activities were focused on executing our build-out plan and developing our network infrastructure. As our first market did not launch until June 1999, the 1998 period reflects no service revenues, product sales or related costs associated with services or products. Our net loss for the period was $923,822, which was principally comprised of selling, general and administrative expenses.


     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the period in the amount of $949,445 were comprised primarily of legal and other professional services of $704,381 related to the start up of our business and the development of our systems. In addition, we incurred $166,850 of human resource costs related to preparation for the 1999 launch of our network. Virtually all selling, general and administrative expenses during this period related to the start-up of the business and were expensed according to American Institute of Certified Public Accountants Statement of Position 98-5, "Reporting on the Costs of Start-up Activities."


     NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999

     Net Loss. Our net loss for the nine months ended September 30, 1999 was $17,688,419 and was comprised primarily of the continued incurrence of start-up expenses relative to the preparation of our initial commercial market launch in June 1999 and six other market launches during the period.

     Service Revenues. Service revenues during the period in the amount of $1,187,008 are comprised of subscriber revenue, Sprint PCS roaming revenue, non-Sprint PCS roaming revenue and long distance revenue, all of which initially began accruing to us at or near our first initial commercial launch in June 1999. Subscriber revenue consists of payments received from Sprint PCS subscribers based in our territory for monthly Sprint PCS service in our territory under a variety of service plans. These plans generally reflect the terms of national plans offered by Sprint PCS and are issued on a month-to-month basis. We receive Sprint PCS roaming revenue at a per minute rate from Sprint PCS or another Sprint PCS affiliate when Sprint PCS subscribers based outside of our territory use our portion of the Sprint PCS network.

Pursuant to our affiliation agreements with Sprint PCS, Sprint PCS can change this per minute rate. Non-Sprint PCS roaming revenue primarily consists of fees collected from Sprint PCS customers based in our territory when they roam on non-Sprint PCS networks. These fees are based on rates specified in the customers' contracts. However, it is possible that in some cases these fees may be less than the amount we must pay to other wireless service providers that provide service to Sprint PCS customers based in our territory. Non-Sprint PCS roaming revenue also includes payments from wireless service providers, other than Sprint PCS, when those providers' customers roam on our portion of the Sprint PCS network. Our average monthly revenue per user for Sprint PCS customers in our territory, including long distance and roaming revenue, was $110.01 for the period from June 26, 1999 to September 30, 1999.


     Product Sales. 100% of the revenue from the sale of handsets and accessories are recorded, net of an allowance for returns, as product sales. The amount recorded during this period totaled $813,052. Sprint PCS's handset return policy allows customers to return their handsets for a full refund within 30 days of purchase. When handsets are returned to us, we may be able to reissue the handsets to customers at little additional cost to us. However, when handsets are returned to Sprint PCS for refurbishing, we receive a credit from Sprint PCS, which is less than the amount we originally paid for the handset.

     Cost of Services. Expenses totaling $818,678 during this period related to providing wireless services to customers and are included in cost of services. Among these costs are the cost of operations, fees related to data transfer via T-1 and other transport lines, inter-connection fees, Sprint PCS roaming fees, non-Sprint PCS roaming fees and other expenses related to operations. We pay Sprint PCS roaming fees when Sprint PCS subscribers based in our territory use the Sprint PCS network outside of our territory. Pursuant to our affiliation agreements with Sprint PCS, Sprint PCS can change this per minute rate. We pay non-Sprint PCS roaming fees to other wireless service providers when Sprint PCS customers based in our territory use their network.

     Cost of Products Sold. The cost of products sold totaling $794,963 during this period includes the cost of accessories and the cost of handsets up to the retail sales price. We expect the cost of handsets to exceed the retail sales price because we subsidize the price of handsets for competitive reasons. We recognize any excess of the cost of handsets over the retail sales price as an advertising expense. For the nine months ended September 30, 1999, the handset subsidy totaled $1,194,000 and there was no expense related to handset subsidy in the period prior to the nine months ended September 30, 1999.


     Selling, General and Administrative Expenses. Selling, general and administrative expenses totaling $9,194,937 during the period include sales and marketing expenses of $2,282,000, the 8% of collected revenue retained by Sprint PCS of $57,200 and amounts retained by Sprint PCS for customer service of $198,000, as well as billing, network monitoring, human resources and other services. Sales and marketing expenses include advertising expenses, promotion costs, sales commissions and expenses related to our distribution channels. Advertising expenses include any excess of the cost of a handset over the retail price. We have incurred significant selling, general and administrative expenses related to the development of our system. Virtually all of these expenses are related to the start-up of the business and were expensed according to American Institute of Certified Public Accountants Statement of Position 98-5, "Reporting on the Costs of Start-up Activities."


     Equity Participation Compensation Expense. Equity participation compensation expense totaled $6,822,037 for the period. This expense was determined using the provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" for variable options and was based on the estimated intrinsic value of the options at September 30, 1999. The estimated intrinsic value represents the excess of the estimated fair value equal to the initial public offering price over the exercise price of the option.

     General and Administrative Expenses -- Related Parties. General and administrative expenses -- related parties totaled $680,006 for the period and was primarily comprised of information technology and other professional consulting expenses incurred in connection with a contract between us and a telecommunications engineering and consulting firm. Several key officers and owners of this consulting firm have an equity ownership interest in us.

     Depreciation and Amortization. Depreciation and amortization during the period totaled $936,736. Depreciation is calculated using the straight line method over the useful life of the asset. We begin to depreciate the assets for each market only after we open that market.

     Interest and Other Income. Interest and other income totaling $444,746 during this period generally have been generated from the investment of equity and loan proceeds held in liquid accounts waiting to be deployed.

     Interest Expense. Interest expense totaled $885,868 during this period and primarily related to the Nortel financing. Interest on the Nortel financing may be paid with loans obtained under the Tranche C Commitment of the Nortel financing until, in most circumstances, February 2002. See "Description of Our Indebtedness -- The Nortel Credit Facility -- Loans and Interest Options." Gains or losses on hedging transactions related to interest rates will be netted against interest expense.

INCOME TAXES

     Our financial statements did not report any benefit for federal and state income taxes since we had elected to be taxed as a partnership prior to our reorganization. For the periods presented, the members of the limited liability company recorded our tax losses on their own income tax returns. Subsequent to the reorganization, we will account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Had we applied the provisions of SFAS No. 109 for the period from inception on July 16, 1998 through September 30, 1999, the deferred tax asset generated, primarily from temporary differences related to the treatment of start-up costs, unearned compensation and from net operating loss carry forwards, would have been offset by a full valuation allowance.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations through capital contributions from our owners and through debt financing provided by Nortel. As of September 30, 1999, we had a $123.0 million senior credit facility with Nortel, of which $59.7 million had been drawn. We have since signed a letter of intent to increase the facility to $250.0 million to be effective as of the closing of this offering. The terms of the facility do not require cash interest payments until the earlier of:

     - February 2001, only if we have not borrowed at least $100.0 million under the Nortel financing by that time;

     - February 2002; and

     - the date the Tranche C Commitment is fully funded.

Principal payments are scheduled to begin on the earlier of:

     - June 30, 2001, only if we have not borrowed at least $100.0 million under the Nortel financing by February 2001; and

     - December 31, 2002.

     Our financing with Nortel will be used to purchase equipment, pay interest and cover approved working capital costs. We are required to purchase a total of $167.0 million of equipment and services from Nortel, and as of December 31, 1999, we had remaining commitments of $117.6 million. In connection with the facility, we are to issue springing warrants to Nortel that come into existence and become exercisable on the second anniversary of the closing of the facility unless we meet specified conditions prior to that date. If we complete our offering of senior discount notes, the Nortel facility requires that we prepay at least $75.0 million of indebtedness under the Nortel financing, which prepayment will prevent the exercise of the warrants by Nortel. We cannot assure you that we will choose to complete our notes offering and prepay any portion of the Nortel financing. The warrants would be exercisable to purchase shares of our common stock representing 2% of the total shares outstanding on a fully-diluted basis as of the closing of the offering. The exercise price of the warrants would be equal to the initial public offering price of the common stock sold in this offering. We will amortize the fair value of these contingent warrants as debt issuance costs over the term of the Nortel loans. For more information on the financing facility, see "Description of Our
Indebtedness -- The Nortel Credit Facility."


     Net cash used by operating activities was $127,954 for the inception period ending December 31, 1998, and $9,338,888 for the nine months ending September 30, 1999. Cash used in operating activities for the periods were attributable to operating losses and working capital needs.

     Net cash used in investing activities was $1,342,969 for the inception period ending December 31, 1998, and $18,784,600 for the nine month period ending September 30, 1999. The expenditures were related primarily to the purchase of office equipment, telephone equipment and network infrastructure needed to begin construction of our portion of the Sprint PCS network.

     Net cash provided by financing activities was $15,000,000 consisting of capital contributions for the inception period ending December 31, 1998 and $22,048,720 consisting primarily of capital contributions of $10,000,000 and Nortel draws of $12,289,286 for the nine month period ending September 30, 1999.

     As of September 30, 1999, the primary sources of liquidity for Alamosa were $7.5 million in cash and $63.3 million of unused capacity under the $123.0 million Nortel credit facility.

     We anticipate that the proceeds from this offering, when combined with the committed level of debt financing from Nortel, will be adequate to fund required capital expenditures, working capital requirements, operating losses and other cash needs of our current business plan. We estimate that we will require approximately $283 million to complete the current build-out plan and fund working capital losses through the year 2001. The following table does not reflect the consummation of our senior discount notes offering and sets forth our estimates at January 1, 2000 of our sources and uses of funds necessary to fund our capital expenditures through the completion of our network build-out plan in 2002:

                                                              (IN MILLIONS)
SOURCES:
Cash on hand at January 1, 2000.............................     $  6.2
Gross proceeds of this offering of common stock.............      150.0
Proceeds from the Nortel financing -- cash proceeds.........      152.5
                                                                 ------
          Total sources.....................................      308.7
                                                                 ======
USES:
Capital expenditures and microwave relocation...............      215.7
Working capital needs and cash operating gains
  (losses)(1)...............................................       11.1
Debt service(2).............................................       45.0
Fees and expenses of this offering..........................       11.1
                                                                 ------
          Total uses........................................      282.9
                                                                 ------
          Cash on hand at December 31, 2002.................       25.8
                                                                 ------
               Total uses and cash on hand at December 31,
                2002........................................      308.7
                                                                 ======

---------------

     (1) We expect to incur losses in earnings before interest, taxes, depreciation and amortization in excess of $52 million, but expect to offset a portion of these losses in the period presented.

     (2) Debt service payments are composed of:

Cash interest payment.......................................  $29.4
Payment of equipment financing debt principal...............   13.7
Payment of capitalized interest equipment, debt principal
  and origination fee.......................................    1.9
                                                              -----
                                                              $45.0

     The actual funds required to build-out our portion of the Sprint PCS network and to fund operating losses and working capital needs may vary materially from these estimates, and additional funds could be required. For information see "Risk Factors -- Risks Particular to Alamosa's
Operations -- Failure to obtain additional capital, if needed to complete the build-out of our portion of the Sprint PCS network, could cause delay or abandonment of our development plans."

     We include capital leases related to network equipment and build-out in construction in progress until service has commenced in their respective markets. Once that service has commenced, those capital leases are reclassified to property and equipment. At December 31, 1998, capital leases totaled $728,219 and included long-term capital lease obligations of $708,074. At September 30, 1999 the capital leases totaled $853,965 and included long-term capital lease obligations of $832,684. See "Description of Our Indebtedness -- The Nortel Credit Facility -- Loans and Interest Options." Amortization in the amount of $20,661 was recorded under these leases through September 30, 1999.

IMPACT OF YEAR 2000 ISSUE ON THE OPERATIONS AND FINANCIAL CONDITION OF ALAMOSA

     The year 2000 issue arises as the result of computer programs having been written, and systems having been designed, using two digits rather than four to define the applicable year. Consequently, that software has the potential to recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in normal business activities.

     We began acquiring items that comprise our internal information technology systems in late 1998 when we commenced operations. As we purchased those components, we determined their year 2000 readiness. As a result, our direct costs with respect to year 2000 compliance have not been significant and we do not expect any significant costs in the future. Our non-information technology systems, particularly our network equipment, have been acquired from Nortel and are susceptible to year 2000 issues. Nortel has represented to us that such systems are year 2000 ready.

     To determine the state of readiness of our internal systems, we performed steps that included the following:

     - the compilation of an inventory of core critical systems and applications, facilities and processes;

     - the review of core critical systems and applications;

     - the testing and validation of core critical systems and applications;

     - the development of contingency and continuity plans for all core critical systems and applications independent of Sprint PCS.

     We depend on several third-party vendors and providers to operate our business, particularly Sprint PCS and local exchange carriers. Sprint PCS provides us with critical back office services as well as access to its network. We have contacted Sprint PCS and other third party vendors and providers and believe they are year 2000 compliant.

     While we believe our systems are year 2000 compliant, there is the risk they may not be compliant. We believe our greatest risk is the failure of the systems of our third-party vendors or providers. However, should any failure occur that affects us, we believe it would result in only a temporary disruption of our service. Should a disruption occur, there could be a material loss of revenue; however, we do not believe such losses, if any, will be significant.

     We have not experienced any material disruptions of our systems or operations as a result of the year 2000 issue, nor are we aware of any disruptions in the systems or operations of Sprint PCS or our third-party vendors or providers that would have a material effect on us. However, it is still possible that future problems could arise with respect to the year 2000 issue.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     We do not engage in commodity futures trading activities and do not enter into derivative financial instrument transactions for trading or other speculative purposes. We also do not engage in transactions in foreign currencies that could expose us to market risk.

     We are subject to some interest rate risk on our financing from Nortel and any future floating rate financing.

     The following table presents the estimated future outstanding long-term debt at the end of each year and future required annual principal payments for each year then ended associated with the senior discount notes, capital leases and the Nortel financing based on our projected level of long-term indebtedness:

                                                                  YEARS ENDING DECEMBER 31,
                                                           ---------------------------------------
                                                           1999   2000   2001   2002   2003   2004   THEREAFTER
                                                           ----   ----   ----   ----   ----   ----   ----------
                                                                          (DOLLARS IN MILLIONS)
Fixed Rate Instruments:
  Senior discount notes..................................    --
    Fixed interest rate..................................    --
    Principal payments...................................    --     --     --     --     --     --
  Capital Leases -- Annual Minimum Lease Payments(1).....  $.05   $.11   $.11   $.11   $.11   $.11     $ 1.09
    Average Interest Rate................................  10.0%  10.0%  10.0%  10.0%  10.0%  10.0%      10.0%
Variable Rate Instruments:
  Nortel Senior Debt(2)..................................  $ 72   $ 64   $158   $158   $114   $ 38         --
    Average Effective Interest Rate......................   9.3%   9.3%   9.3%   9.3%   9.3%   9.3%        --
    Principal payments...................................    --     --     --   $ 17   $ 38   $195         --

---------------

(1) These amounts represent the estimated minimum annual payments due under our estimated capital lease obligations for the periods presented.

(2) The amounts presented for periods subsequent to December 31, 1999 represent estimated year-end balances under the Nortel facility based on a projection of the funds borrowed under that facility pursuant to our current plan of network build-out.

(3) Interest rate on the Nortel financing equals, at our option, either the London Interbank Offered Rate (LIBOR) + 3.75%, or the prime or base rate of Citibank, N.A. plus 2.75%. LIBOR is assumed to equal 5.5% for all periods presented.

     Our primary market risk exposure relates to:

     - the interest rate risk on long-term and short-term borrowings;

     - our ability to refinance our senior discount notes at maturity at market rates; and

     - the impact of interest rate movements on our ability to meet interest expense requirements and meet financial covenants.

     The carrying value of the financial instruments approximates fair value.

     As a condition to the Nortel financing, we must maintain one or more interest rate protection agreements in an amount equal to 50% of the total debt under the financing. While we cannot predict our ability to refinance existing debt or the impact that interest rate movements will have on our existing debt, we continue to evaluate our financial position on an ongoing basis.

INFLATION

     Management believes that inflation has not had, and is not likely to have, a material adverse effect on our results of operations.

EFFECT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     We do not believe that any recently issued accounting pronouncements will have any material impact on our financial position, results of operations or cash flows.

                                    BUSINESS

     References in this prospectus to Alamosa as a provider of wireless personal communications services or similar phrases generally refer to our building, owning and managing our portion of the Sprint PCS network pursuant to our affiliation agreements with Sprint PCS. Sprint PCS holds the spectrum licenses and controls the network through its agreements with us.

     All references contained in this prospectus to resident population and residents are based on projections of year-end 1999 population counts calculated by applying the annual growth rate from 1990 to 1998 to estimates of 1998 population counts compiled by the U.S. Census Bureau. Unless otherwise indicated, growth rate statistics are based on U.S. Census Bureau data for growth during the period from 1990 to 1998.

OVERVIEW

     Alamosa is a provider of wireless personal communication services in the southwestern and midwestern United States. We are part of the Sprint PCS network. Sprint PCS, directly and through affiliates such as us, provides wireless services in more than 4,000 cities and communities across the country. We have the exclusive right to provide digital wireless personal communications services under the Sprint and Sprint PCS brand names in our territory. We have recently amended our affiliation agreements with Sprint PCS to expand our territory so that it will include approximately 8.4 million residents. These residents are primarily located in smaller cities and in markets with above average growth rates in Texas, New Mexico, Arizona, Colorado and Wisconsin.

     We believe that our strategic relationship with Sprint PCS provides significant competitive advantages by allowing us to establish high quality, branded wireless services more quickly, at a lower cost and with lower initial capital requirements than would be possible without our affiliation with Sprint PCS.

     Our territory offers several competitive advantages. Our territory is a high growth area. The overall population growth rate in our territory for the period from 1990 to 1998 was approximately 1.5% per year, approximately 42% above the national average. We expect to face fewer competitors in our territory than is generally the case for wireless service providers operating in more urban markets. We expect to have significant Sprint PCS roaming revenue because our territory adjoins several major Sprint PCS markets and contains several vacation destinations and border markets.

     Since our inception in July 1998, we have launched Sprint PCS service in eleven markets in which our systems cover approximately 2.7 million residents out of approximately 3.9 million total residents. The number of residents covered by our systems does not represent the number of Sprint PCS subscribers that we expect to be based in our territory. As of December 31, 1999, approximately 31,850 Sprint PCS subscribers were based in our territory. We anticipate that the proceeds of this offering, when combined with previously funded equity and the committed level of debt financing from Nortel, will be adequate to fund required capital expenditures, working capital requirements, operating losses and other cash needs of our business.

WIRELESS INDUSTRY GROWTH

     Wireless communications systems use a variety of radio frequencies to transmit voice and data. Broadly defined, the wireless communications industry includes one-way radio applications, such as paging or beeper services, and two-way radio applications, such as wireless personal communications services, cellular telephone services and enhanced specialized mobile radio service.

     Since the introduction of commercial cellular service in 1983, the wireless communications industry has experienced dramatic growth. The number of wireless subscribers for cellular, wireless personal communications services and enhanced specialized mobile radio service has increased from an estimated

340,213 in June of 1985 to an estimated 76.3 million as of June, 1999, according to the Cellular Telecommunications Industry Association, an international association for the wireless industry. The following chart sets forth statistics for the domestic wireless telephone industry as a whole, as published by the Cellular Telecommunications Industry Association.

                                                          YEAR ENDED DECEMBER 31,
                                            ---------------------------------------------------
                                             1994     1995     1996     1997     1998     1999
                                            ------   ------   ------   ------   ------   ------
WIRELESS INDUSTRY STATISTICS(1)
Total service revenues (in billions)......  $ 12.6   $ 16.5   $ 21.5   $ 25.6   $ 29.6   $ 37.2
Wireless subscribers at end of period (in
  millions)...............................    19.3     28.2     38.2     48.7     60.8     76.3
Subscriber growth.........................    47.6%    46.0%    35.7%    27.5%    24.9%    25.4%
Average local monthly bill(2).............  $58.65   $52.45   $48.84   $43.86   $39.88   $40.24

---------------

(1) Reflects domestic commercial cellular, enhanced specialized mobile radio service and wireless personal communications services providers.

(2) Does not include revenue from roaming and long distance.

     Paul Kagan Associates, Inc., an independent media and telecommunications research firm, estimates in its publication, Kagan's Wireless Telecom Financial Databook - 1998, that the number of wireless users will increase to approximately 131 million by the end of 2002 and 160 million by the end of 2005. This growth is expected to be driven largely by a substantial projected increase in wireless personal communications services users, who are forecast to account for approximately 29% of total wireless users in 2002 and 36% in 2005, representing a significant increase from approximately 8% as of the end of 1998. Paul Kagan Associates, Inc. projects that total wireless industry penetration, defined as the number of wireless subscribers nationwide divided by total United States population, will grow from an estimated 26% in 1998 to 54% in 2005.

     We believe that a significant portion of the predicted growth in the consumer market for wireless telecommunications will result from:

     - anticipated declines in costs of service;

     - increased versatility; and

     - increased awareness of the productivity, convenience and privacy benefits associated with the services offered by wireless personal communications services providers.

We also believe that the rapid growth in the use of notebook computers and personal digital assistants, combined with emerging software applications for delivery of electronic mail, fax and database searching, will contribute to the growing demand for wireless services.

SPRINT PCS

     Sprint is a diversified telecommunications service provider whose principal activities include:

     - long distance service;

     - local service;

     - wireless telephone products and services;

     - product distribution and directory publishing activities; and

     - other telecommunications activities, investments and alliances.

     Sprint PCS is a wholly-owned operating unit of Sprint and operates the only 100% digital wireless personal communications services network in the United States with licenses to provide service nationwide using a single technology. Sprint PCS has licenses to provide wireless service to an area containing over 270 million residents located throughout the United States, including Puerto Rico and the U.S. Virgin Islands. The Sprint PCS network uses code division multiple access technology nationwide.

     Sprint PCS launched commercial wireless personal communications services in the United States in November 1995. Since then, Sprint PCS has experienced rapid customer growth and has reported providing service to approximately 4.7 million customers with average revenue per subscriber of $54 as of September 30, 1999. In the fourth quarter of 1998, Sprint PCS added approximately 836,000 net wireless subscribers. Sprint PCS added approximately 2.1 million net wireless subscribers in the first nine months of 1999. As of September 30, 1999, Sprint PCS, directly and through affiliates such as us, operated wireless personal communications services systems in more than 4,000 cities and communities across the United States. The following table, showing the quarterly end-of-period subscriber data for Sprint PCS, illustrates Sprint PCS's subscriber growth from the beginning of 1997 to the end of the second quarter of 1999.

                               1997                        1998                        1999
                       ---------------------   -----------------------------   ---------------------
                       Q1    Q2    Q3    Q4     Q1      Q2      Q3      Q4      Q1      Q2      Q3
                       ---   ---   ---   ---   -----   -----   -----   -----   -----   -----   -----
Total subscribers
(in thousands).......  192   347   570   887   1,114   1,365   1,751   2,587   3,350   3,967   4,687

     Statements in this prospectus regarding Sprint or Sprint PCS are derived from information contained in our affiliation agreements with Sprint and Sprint PCS and periodic reports and other documents filed with the Securities and Exchange Commission by, or press releases issued by, Sprint and Sprint PCS.

COMPETITIVE STRENGTHS

     STRATEGIC RELATIONSHIP WITH SPRINT PCS

     We are one of the largest affiliates of Sprint PCS based on the resident population in our territory and our territory adjoins several major Sprint PCS markets. The build-out of our territory will significantly extend Sprint PCS's coverage in the southwestern and midwestern United States, which we believe is important to Sprint PCS's national strategy. We believe that our affiliation with Sprint PCS allows us to establish high quality, branded wireless services more quickly, at a lower cost and with lower initial capital requirements than would otherwise be possible. Specifically, we benefit from:

     Immediate Brand Recognition. We market products and services directly under the Sprint and Sprint PCS brand names. We immediately benefit from the recognizable Sprint and Sprint PCS brand names and national advertising as we open markets. We offer pricing plans, promotional campaigns and handset and accessory promotions of Sprint PCS. We expect that customers will choose Sprint PCS services in large part based on the Sprint and Sprint PCS brand names and national advertising. Furthermore, because of the Sprint and Sprint PCS brand names, we are able to reduce the advertising costs that would be required to establish our own brand in the wireless services market.

     Existing Distribution Channels. We benefit from relationships with major national retailers who distribute Sprint PCS products and services under existing Sprint PCS contracts. These national retailers have approximately 470 retail outlets in our territory. Furthermore, we will benefit from sales made by Sprint PCS to customers in our territory through its national telemarketing sales force, national account sales team and Internet sales capability. These existing distribution channels provide immediate access to customers as our services become available in their area. For more information on our distribution plan, see "-- Sales and Distribution."

     Sprint PCS's National Network. We believe that our ability to offer access to Sprint PCS's wireless network, with service in 280 major metropolitan areas across the country, represents a competitive advantage over regional offerings. We also expect to derive additional revenue from Sprint PCS when its customers based outside of our territory roam on our portion of the Sprint PCS network.

     High Capacity Network. Sprint PCS built its network around code division multiple access digital technology, which we believe provides advantages in capacity, voice-quality, security and handset battery life. For more information on the benefits of this technology, see "-- Technology -- Code Division Multiple Access Technology."

     Sprint PCS's Licensed Spectrum. Sprint PCS has invested approximately $100 million to purchase the wireless personal communications services licenses in our territory and to pay costs to remove sources of microwave signals that interfere with the licensed spectrum, a process generally referred to as microwave clearing. Our early stage financing requirements have been significantly reduced as a result of this investment by Sprint PCS.

     Better Equipment Availability and Pricing. We expect to be able to acquire handsets and network equipment more quickly and at a lower cost than we would without our affiliation with Sprint PCS. For example, Sprint PCS will use commercially reasonable efforts to obtain for us the same discounted volume-based pricing on wireless-related products and warranties as Sprint PCS receives from its vendors.

     Established Back Office Support Services. We have contracted with Sprint PCS to provide critical back office services, including customer activation, handset logistics, billing, customer care and network monitoring services. Because we do not have to establish and operate our own systems, we are able to accelerate our market launches and capitalize upon Sprint PCS's economies of scale.

     Access to the Sprint PCS Wireless Web. We support the recently announced Sprint PCS Wireless Web service in our portion of the Sprint PCS network. For more information on the Sprint PCS Wireless Web, see "-- Products and Services -- Access to the Sprint PCS Wireless Web."

     ATTRACTIVE TERRITORY

     We believe that our territory is attractive for several reasons, including:

     Favorable Demographics. The overall population growth rate in our territory was approximately 1.5% per year from 1990 to 1998, approximately 42% above the national average. We serve nine of the 50 fastest growing markets in the United States, including all of Laredo and a portion of Las Vegas, the two fastest growing markets. Furthermore, the cities in Mexico directly across from our border markets have over one million residents and the northbound border crossings for these markets are approximately 165,000 persons per day. We expect that some of these people who enter our territory will use the Sprint PCS network.

     Fewer Competitors. We expect to face fewer competitors in our markets than is generally the case for wireless service providers operating in more urban markets. As of September 30, 1999, three or fewer wireless service providers, other than Alamosa, operated in markets that comprise over 80% of the residents in our territory. By comparison, less than 10% of the resident population in the 50 most populated markets in the United States are served by four or fewer wireless service providers. In addition, no single competitor or affiliated group of competitors has launched service that reaches more than half of the residents in our territory. We believe that our most extensive competition comes from Nextel Communications, Inc., which has launched service to less than 40% of the residents in our territory, followed by VoiceStream Wireless Corporation, SBC Communications Inc. and United States Cellular Corporation, each of which has launched service to less than 30% of the residents in our territory. AT&T Wireless Services, Inc. has launched service to less than 15% of the residents in our territory. We anticipate that the Sprint PCS brand and the bundled long distance offers of the "Free and Clear" plans will be effective in this competitive environment. Sprint PCS's "Free and Clear" calling plans includes free long distance calling from anywhere on its national network to anywhere in the United States.

     Opportunity for Sprint PCS Roaming Revenue. We receive Sprint PCS roaming revenue from Sprint PCS when its subscribers based outside our territory roam on our portion of the Sprint PCS network. For a more detailed description of Sprint PCS roaming, see "-- Roaming." We anticipate that we will have significant Sprint PCS roaming revenue for several reasons, including the following:

     - Our territory adjoins several major Sprint PCS markets that are already operational, including Dallas/Ft. Worth, Phoenix, Minneapolis, Las Vegas, Milwaukee, San Antonio and Colorado Springs.

       These metropolitan statistical areas contain approximately 15.6 million residents and the growth rates in these markets was approximately 21.0% from 1990 to 1998.

     - We plan to build-out numerous interstate corridors in our territory, including:

          - I-17 (Phoenix to Flagstaff);

          - I-25 (El Paso to Albuquerque/Santa Fe and Pueblo to Colorado
     Springs);

          - I-27 (Lubbock to Amarillo);

          - I-35 (San Antonio to Laredo);

          - I-20 (Abilene to Dallas);

          - I-43 (Green Bay to Milwaukee);

          - I-94 (Eau Claire to Minneapolis);

          - I-90 (LaCrosse to Madison); and

          - I-39 (Madison to Wausau).

       While we believe that the build-out of these interstate corridors will generate revenue for us, the cost of build-out per resident will be higher than other areas due to the lower resident population counts along those interstate corridors.

     - Our territory contains popular vacation and tourist destinations, including major ski resorts in Colorado and New Mexico such as Taos and Telluride.

     - Our territory contains several markets near the Mexico border that we believe will benefit from high Sprint PCS roaming revenues generated from U.S. business travel to factories along the border and other border traffic. From November 1998 to October 1999, Laredo had border crossings of approximately:

      - 17 million cars;

      - two million trucks, the highest number of truck crossings along the U.S.-Mexico border; and

      - 8 million pedestrians.

       In the same period, El Paso had border crossings of approximately:

      - 14 million cars; and

      - 12 million pedestrians.

       Source: Texas A&M International University, Texas Center for Border Economic and Enterprise Development, as published in Border Business Indicators, December 1999, Volume 23, Number 12.

     ADEQUATE FUNDING TO COMPLETE OUR NETWORK

     We entered into our affiliation agreements with Sprint PCS in July 1998. We launched Sprint PCS service in Laredo in June 1999, and have since commenced service in ten additional markets: Albuquerque, Santa Fe, El Paso, Las Cruces, Lubbock, Amarillo, Midland, Odessa, Abilene and San Angelo. Our systems cover approximately 2.7 million residents out of approximately 3.9 million total residents in these markets. We expect to cover a total of approximately 4.2 million residents by the end of 2000, and 5.5 million residents by the end of 2001, at which point we expect to have completed our build-out obligations to Sprint PCS and expect to have covered approximately 65% of the resident population in our territory. The number of residents covered by our systems does not represent the number of Sprint PCS subscribers that we expect to be based in our territory. As of December 31, 1999, approximately 31,850 Sprint PCS subscribers were based in our territory.

     We anticipate that the proceeds of this offering, when combined with previously funded equity and the committed level of debt financing from Nortel, will be adequate to fund required capital expenditures, working capital requirements, operating losses and other cash needs of our business. Further, we believe that this level of financing is adequate to achieve the objective in our business plan of covering approximately 65% of the resident population in our territory by the end of 2001 and to exceed the build-out requirements contained in our affiliation agreements with Sprint PCS. We anticipate that the proceeds from our proposed offering of senior discount notes will not be needed to fund the required capital expenditures, working capital requirements, operating losses and other cash needs of our current business plan. For more information, see "Risk Factors -- Risks Particular to Alamosa's Operations -- We have a very limited operating history and may not achieve or sustain operating profitability or positive cash flows, which would likely result in a drop in our stock price" and "-- Failure to obtain additional capital, if needed to complete the build-out of our portion of the Sprint PCS network, could cause delay or abandonment of our development plans."

BUSINESS STRATEGY

     We intend to become a leading provider of wireless personal communications services in our territory. We believe that the following elements of our business strategy will enable us to rapidly launch our portion of the Sprint PCS network, distinguish our wireless service offerings from those of our competitors and compete successfully in the wireless communications marketplace.

     CAPITALIZE ON OUR AFFILIATION WITH SPRINT PCS

     In all of our markets, we plan to capitalize upon the extensive benefits of our Sprint PCS affiliation, in particular the Sprint and Sprint PCS brands and established distribution system. We also plan to emphasize the roaming and bundled long distance aspects of the "Free and Clear" plans, particularly in those markets where competitors are not offering one rate plans for service in areas across the country.

     ACCELERATE MARKET LAUNCH THROUGH EXPERTISE OF THIRD PARTIES

     We have entered into outsourcing or other relationships to benefit from specialized expertise or economies of scale of third parties and to build-out our portion of the Sprint PCS network more quickly and with lower initial capital and staffing requirements. Specifically, those relationships include:

     - The radio frequency design, project management, and networking interconnection is being performed by CHR Solutions, Inc., a national engineering consulting firm formerly known as Hicks & Ragland Engineering Co., Inc. This relationship allows us to quickly plan and begin network operations without the initial need to hire additional specialized technical personnel.

     - We entered into a "build-to-suit" contract with Specialty Capital Services, Inc., now a subsidiary of American Tower Corporation. Specialty is responsible for:

        - site acquisition;

        - zoning;

        - tower construction; and

        - identifying collocation opportunities.

     This arrangement allows us to focus on the development of a distribution network rather than the time consuming task of site acquisition and zoning.

     - We entered into a supply and installation contract with Nortel for network infrastructure. Nortel is an international equipment supplier well-known for its leadership in code division multiple access technology networks. In addition to assuming the responsibility for the integration of system operations, Nortel provides us with resources for product and service development.

     - We have contracted with Sprint PCS to provide back office services, such as:

        - customer activation;

        - handset logistics;

        - billing;

        - customer care; and

        - network monitoring services.

     Because Sprint PCS provides these services, we can be sure that these services are compatible with, and similar to, the rest of Sprint PCS's infrastructure and services and that we are in compliance with Sprint PCS's customer service standards.

     For more information, see "-- Network Operations" and "-- Competitive Strengths -- Strategic Relationship with Sprint PCS -- Established Back Office Support Services."

     EXECUTE OPTIMAL BUILD-OUT PLAN

     We have targeted the high population density areas within our territory for network build-out as well as areas expected to generate significant Sprint PCS roaming revenue such as major interstates and the border crossings. We are building an all digital wireless personal communications services network. Our radio frequency design is optimized to provide in-building coverage with high capacity traffic. We believe that our cell density, together with the use of code division multiple access technology, will allow our system to handle more customers with fewer dropped calls and better clarity than our competitors.

     IMPLEMENT EFFECTIVE OPERATING STRUCTURE

     Our organization and management structure is based on a market-focused model. Each market area, averaging 1.5 million residents, will be supported by a small corporate staff that provides services including:

     - network technical support;

     - accounting;

     - human resources;

     - roaming administration;

     - marketing; and

     - Sprint liaison.

     The general manager in each market has responsibility for the profits and losses for his or her region. We believe that by placing experienced managers in these markets with the authority to tailor our marketing programs to local conditions, we can effectively market our products across a wide geographic area.

     EXPLORE STRATEGIC OPPORTUNITIES TO EXPAND AND FURTHER BUILD-OUT OUR TERRITORY IN THE FUTURE

     Upon the successful build-out of our current territory, we plan to explore strategic expansion of our territory through additional affiliations and further build-out of our existing territory.

MARKETS AND NETWORK BUILD-OUT PLAN


     The following table lists the location, actual or projected launch date for network coverage, frequency, megahertz of spectrum, estimated total residents, estimated covered residents and population growth rates, for each of the markets that comprise our territory under our affiliation agreements with Sprint PCS. The number of estimated covered residents does not represent the number of Sprint PCS subscribers that we expect to be based in our territory.



                                                                          ESTIMATED      ESTIMATED                   POPULATION
                             BTA        LAUNCH                 MHZ OF       TOTAL         COVERED         ACTUAL       GROWTH
DESCRIPTION                 NO.(1)     DATE(2)     FREQUENCY  SPECTRUM   RESIDENTS(3)   RESIDENTS(4)   CUSTOMERS(5)   RATE(6)
-----------                 ------   ------------  ---------  --------   ------------   ------------   ------------  ----------
Laredo, TX................   242      June 1999        A         30         223,000        185,000            4,823      4.0%
El Paso, TX...............   128      July 1999       D/E        20         787,000        652,000            8,571      2.0%
Las Cruces, NM............   244       Aug 1999        D         10         251,000        209,000            1,109      2.5%
Amarillo, TX..............   013       Aug 1999        B         30         405,000        255,000            2,486      0.7%
Lubbock, TX...............   264       Aug 1999        B         30         400,000        251,000            4,658      0.2%
Midland, TX...............   296       Aug 1999        B         30         127,000         80,000              885      1.4%
Odessa, TX................   327       Aug 1999        B         30         221,000        135,000            1,493      0.3%
Albuquerque, NM...........   008       Oct 1999        D         10         812,000        544,000            5,500      1.7%
Santa Fe, NM..............   407       Oct 1999        D         10         213,000        142,000              867      2.1%
San Angelo, TX............   400       Nov 1999        B         30         164,000        110,000              639      0.5%
Abilene, TX...............   003       Nov 1999        B         30         258,000        172,000              845      0.2%
                                                                          ---------      ---------      -----------
         SUBTOTAL.........                                                3,861,000      2,735,000           31,876

Del Rio/Eagle Pass, TX....   121     2nd Qtr 2000      A         30         121,000         79,000                0      1.9%
                                                                          ---------      ---------      -----------
         SUBTOTAL.........                                                3,982,000      2,814,000           31,876

Flagstaff, AZ.............   144     3rd Qtr 2000      B         30         118,000         77,000                0      2.1%
Prescott, AZ..............   362     3rd Qtr 2000      B         30         157,000        103,000                0      4.0%
Grand Junction, CO........   168     3rd Qtr 2000      A         30         242,000        145,000                0      2.7%
Pueblo, CO................   366     3rd Qtr 2000      A         30         304,000        184,000                0      1.4%
                                                                          ---------      ---------      -----------
         SUBTOTAL.........                                                4,803,000      3,323,000           31,876

Appleton/Oshkosh, WI......   018     4th Qtr 2000      A         30         443,000        303,000                0      1.1%
Fond du Lac, WI...........   148     4th Qtr 2000      A         30          96,000         65,000                0      0.6%
Green Bay, WI.............   173     4th Qtr 2000      A         30         345,000        235,000                0      1.1%
Manitowoc, WI.............   276     4th Qtr 2000      A         30          83,000         56,000                0      0.3%
Sheboygan, WI.............   417     4th Qtr 2000      A         30         111,000         76,000                0      0.7%
Milwaukee, WI(7)..........   297     4th Qtr 2000      A         30          85,000         59,000                0      1.5%
Colorado Springs, CO(7)...   089     4th Qtr 2000      A         30          17,000         17,000                0      0.1%
                                                                          ---------      ---------      -----------
         SUBTOTAL.........                                                5,983,000      4,134,000           31,876

Eau Claire, WI............   123     2nd Qtr 2001      A         30         192,000        120,000                0      0.6%
El Centro/Calexico, CA....   124     2nd Qtr 2001      A         30         151,000        101,000                0      3.4%
La Crosse, WI/Winona,
  MN......................   234     2nd Qtr 2001      A         30         312,000        153,000                0      0.6%
Las Vegas, NV(7)..........   245     2nd Qtr 2001      A         30         139,000         83,000                0      4.1%
Madison, WI(7)............   272     2nd Qtr 2001      A         30         147,000        106,000                0      1.5%
Minneapolis/St. Paul,
  MN(7)...................   298     2nd Qtr 2001      A         30          84,000         52,000                0      1.1%
Phoenix, AZ(7)............   347     2nd Qtr 2001      B         30           7,000          7,000                0      0.1%
Sierra Vista/Douglas,
  AZ......................   420     2nd Qtr 2001      B         30         115,000         92,000                0      1.7%
Wausau/Rhinelander, WI....   466     2nd Qtr 2001      A         30         244,000        102,000                0      1.1%
Yuma, AZ..................   486     2nd Qtr 2001      B         30         137,000        117,000                0      2.6%

                                                                          ESTIMATED      ESTIMATED                   POPULATION
                             BTA        LAUNCH                 MHZ OF       TOTAL         COVERED         ACTUAL       GROWTH
DESCRIPTION                 NO.(1)     DATE(2)     FREQUENCY  SPECTRUM   RESIDENTS(3)   RESIDENTS(4)   CUSTOMERS(5)   RATE(6)
-----------                 ------   ------------  ---------  --------   ------------   ------------   ------------  ----------
Stevens Point/Marshfield/
Wisconsin Rapids, WI......   432     2nd Qtr 2001      A         30         214,000        120,000                0      0.6%
Big Spring, TX............   040     2nd Qtr 2001      B         30          34,000         28,000                0     -0.1%
Clovis, NM................   087     2nd Qtr 2001      B         30          77,000         55,000                0      0.9%
Hobbs, NM.................   191     2nd Qtr 2001      B         30          56,000         42,000                0      0.1%
Farmington, NM/ Durango,
  CO......................   139     2nd Qtr 2001      D         10         200,000         82,000                0      2.2%
Tucson, AZ(7).............   447     2nd Qtr 2001      B         30           5,000          5,000                0      0.0%
San Diego, CA(7)..........   402     2nd Qtr 2001      A         30           5,000          5,000                0      0.0%
                                                                          ---------      ---------      -----------
         SUBTOTAL.........                                                8,102,000      5,404,000           31,876

Roswell, NM...............   386     3rd Qtr 2001      D         10          81,000         26,000                0      1.5%
Carlsbad, NM..............   068     3rd Qtr 2001      D         10          55,000         18,000                0      1.2%
Gallup, NM................   162     3rd Qtr 2001      D         10         139,000         46,000                0      1.3%
                                                                          ---------      ---------      -----------     ----
         TOTAL............                                                8,377,000      5,494,000           31,876      1.5%


---------------

(1) BTA No. refers to the basic trading area number assigned to that market by the Federal Communications Commission for the purposes of issuing licenses for wireless services.

(2) These projected launch dates may change based on a number of factors, including shifts in populations or network focus, changes or advances in technology, acquisition of other markets and delays in market build-out due to reasons identified in "Risk Factors -- Risks Particular to Alamosa's Operations."

(3) Estimated total residents is based on projections of year-end 1999 population counts calculated by applying the annual growth rate from 1990 to 1998 to estimates of 1998 population counts compiled by the U.S. Census Bureau.

(4) Estimated covered residents are based on our actual or projected network coverage in markets at the launch date using current projections of year-end 1999 population counts calculated by applying the annual growth rate from 1990 to 1998 to estimates of 1998 population counts compiled by the U.S. Census Bureau.


(5) Actual Customers represents the number of Sprint PCS subscribers based in the market indicated as of December 31, 1999.



(6) Population growth rate represents the average annual growth rate during the period from 1990 to 1998, based on U.S. Census Bureau data.



(7) Total residents for these markets reflect only those residents contained in our territory, not the total residents in the entire basic trading area.


     Pursuant to our affiliation agreements with Sprint PCS, we have agreed to cover a minimum percentage of the resident population in our territory within specified time periods. We plan to build-out our territory more rapidly than those network build-out requirements. For more information on the network build-out requirements, see "Our Affiliation Agreements with Sprint PCS -- The Management Agreement -- Network Build-Out." We believe that our build-out plan is achievable based on our progress to date, the proven digital wireless personal communications services technology we will use to build our portion of the Sprint PCS network and the established standards of Sprint PCS. However, our build-out plan may change for a number of reasons, including those described in footnote (1) to the table above.

NETWORK OPERATIONS

     GENERAL

     The effective operation of our portion of the Sprint PCS network requires:

     - public switched and long distance interconnection;

     - the implementation of roaming arrangements; and

     - the development of network monitoring systems.

     Our network connects to the public switched telephone network to facilitate the origination and termination of traffic between our network and both local exchange and long distance carriers. Sprint provides preferred rates for long distance services. Through our arrangements with Sprint PCS and Sprint PCS's arrangements with other wireless service providers, Sprint PCS subscribers based in our territory have roaming capabilities on other networks. We have a network monitoring system in our Lubbock switching center where we monitor our portion of the Sprint PCS network during normal business hours. For after hours monitoring, Sprint PCS's Network Operation Center provides 24 hour, seven day a week monitoring of our portion of the Sprint PCS network and notification to our designated personnel. This network monitoring process assists our staff in improving our network reliability without having to staff 24 hours a day.

     As of December 31, 1999, our portion of the Sprint PCS network included 221 base stations and four switching centers. As of December 31, 2000, we anticipate our portion of the Sprint PCS network will include 547 base stations and seven switching centers.

     NORTEL EQUIPMENT AGREEMENT


     On December 21, 1998, we entered into a three year agreement with Nortel, which will be amended effective as of the closing of the Nortel financing, for our network equipment and infrastructure, including switches, base stations and controllers. Pursuant to the agreement, Nortel will also provide installation and optimization services, such as network engineering and radio frequency engineering, for the equipment and grant us a nonexclusive license to use all the software associated with the Nortel equipment. During the term of the agreement we have committed to purchase $167.0 million of equipment and services from Nortel. Nortel finances these purchases pursuant to the Nortel credit facility described in "Description of Our Indebtedness -- The Nortel Credit Facility." As of December 31, 1999, we have remaining commitments of $117.6 million to purchase equipment and infrastructure under the amended agreement. We submit purchase orders to Nortel for the equipment and services as needed. Under the agreement, we receive a discount on the network equipment and services because of our affiliation with Sprint PCS, but we must pay a premium on any equipment and services financed by Nortel. We are not obligated to pay this premium once we purchase an additional $32.6 million in equipment and infrastructure under this agreement. If our affiliation with Sprint PCS ends, Nortel has the right to either terminate the agreement or, with our consent, modify the agreement to establish new prices, terms and conditions.


     TOWER AGREEMENT WITH SPECIALTY

     In August 1998, we entered into a nonexclusive master site development and lease agreement for tower sites with Specialty, now a subsidiary of American Tower Corporation. Pursuant to the agreement, Specialty arranges for collocation of our equipment, or constructs new facilities, in areas we identify for build-out. Subject to our approval, Speciality provides site acquisition, leasing and construction services and secures zoning, permitting and surveying approvals and licenses for each base station location. The initial term of the master agreement expires in August 2003, with automatic renewal for three additional terms of five years each. We lease all individual tower sites that Specialty provides for an initial term of five years, with automatic renewals at our option for three additional terms of five years each. We pay rental payments to Specialty monthly, in the amounts indicated on each individual leased site schedule, subject to an annual adjustment based on the Consumer Price Index. In any situation where Specialty's rights in a site are derived from a lease with a third party, the terms of our agreement with Specialty, including the lease term, are subordinate to the terms of that lease.

     AGREEMENTS WITH CHR SOLUTIONS

     We have entered into a number of agreements with CHR Solutions to perform aspects of our network build-out. CHR Solutions resulted from a merger between Hicks & Ragland Engineering Co., Inc., and Cathey, Hutton & Associates, Inc. effective as of November 1, 1999. Those agreements include the following:

     Engineering Service Contract. Pursuant to an engineering service contract dated July 27, 1998, as amended, CHR Solutions performs design and construction inspection services in connection with the deployment of switching centers and base stations. The term of the contract covers three periods through August 2001, though either party may terminate the agreement for cause before August 2001. We pay CHR Solutions hourly rates for the employees who work on the project as well as the employees' associated expenses. We also pay CHR Solutions for the costs of test equipment and computer usage. The hourly rates and the test equipment and computer usage costs are reviewed and modified by mutual agreement annually until completion of the services or termination of the agreement. A guaranteed maximum fee amount has been set for each period of the contract, and those fees aggregate to approximately $7.0 million, excluding taxes. If the total billing for the project is less than the guaranteed maximum fee amount for the agreement, then we will pay an incentive bonus to CHR Solutions equal to 50% of the difference.

     Data Communications Services Contract. We entered into a data communications services contract with CHR Solutions as of April 9, 1999, for the design and implementation of network interconnection systems for our local area networks and wide area network. Similar to the engineering service contract, we pay CHR Solutions hourly rates and test equipment and computer usage costs, subject to a guaranteed maximum fee amount for the project of $262,040, excluding taxes. The hourly rates and the test equipment and computer usage costs are reviewed and modified by mutual agreement annually until completion of the services or termination of the agreement. If the total billing for the project is less than the guaranteed maximum fee amount, then we will pay an incentive bonus to CHR Solutions equal to 50% of the difference. We may also require additional services during the course of the contract and have been guaranteed a fee not to exceed $50,000 for any of those services. The agreement lasts until the project is completed, unless either CHR Solutions or we terminate it earlier for cause.

     Marketing and Operations Consulting Services Contract. Pursuant to a special service contract, from September 20, 1998 through January 15, 1999, CHR Solutions provided marketing and operations consulting services relating to the setup and operation of our wireless personal communications services system.

     Wisconsin Marketing and Operations Consulting Services Contract. As of October 8, 1999, we entered into a similar marketing and operations consulting services contract with CHR Solutions relating to the setup and operation of the wireless personal communications services system in selected areas in Wisconsin. We pay CHR Solutions hourly rates for the employees who work on the project as well as the employees' associated expenses. We also pay CHR Solutions for the costs of computer usage. The hourly rates and computer usage costs are reviewed and modified by mutual agreement annually until completion of the services or termination of the agreement. The maximum fee for the services is not to exceed $100,000, excluding taxes. The agreement lasts until the project is completed, unless either party terminates it earlier.

     Business Planning and Consulting Services Contracts. Pursuant to a special service contract dated as of October 8, 1999, CHR Solutions provides us with business planning and consulting services and a feasibility study for selected areas of Wisconsin for a fixed fee of $81,000. The agreement lasts until the project is completed, unless either party terminates it earlier.

     We have entered into an additional special service contract with CHR Solutions dated as of October 8, 1999. Pursuant to this contract, CHR Solutions provides us with business planning and consulting services and a feasibility study for additional selected areas in our territory. We pay CHR Solutions hourly rates for the employees who work on the project as well as the employees' associated expenses. We also pay CHR Solutions for the costs of computer usage. The hourly rates and computer usage costs are reviewed and modified by mutual agreement annually until completion of the services or termination of the agreement. The estimated probable cost of the services is $200,000, excluding taxes. The agreement lasts until the project is completed, unless either party terminates it earlier.

     Radio Frequency "Drive Testing" Contract. Pursuant to a special service contract dated as of October 8, 1999, CHR Solutions provides us with "drive testing" to predict the radio frequency propagation characteristics of given areas. We pay CHR Solutions hourly rates for the employees who work on the project as well as the employees' associated expenses. We also pay CHR Solutions for the costs of computer usage. The hourly rates and computer usage costs are reviewed and modified by mutual agreement annually until completion of the services or termination of the agreement. The estimated probable cost of the services is $62,085, excluding taxes. The agreement lasts until the project is completed, unless either party terminates it earlier.

PRODUCTS AND SERVICES

     We offer established products and services throughout our territory under the Sprint and Sprint PCS brand names. Our products and services are designed to mirror the service offerings of Sprint PCS and to integrate with the Sprint PCS network. The Sprint PCS service packages we currently offer include the following:

     100% DIGITAL WIRELESS NETWORK WITH SERVICE ACROSS THE COUNTRY

     We are part of the largest 100% digital wireless personal communications services network in the country. Sprint PCS customers based in our territory may access Sprint PCS services throughout the Sprint PCS network, which includes more than 4,000 cities and communities across the United States. Dual-band/dual-mode handsets allow roaming on wireless networks where Sprint PCS has roaming agreements.

     ACCESS TO THE SPRINT PCS WIRELESS WEB

     We support the recently announced Sprint PCS Wireless Web offer in our portion of the Sprint PCS network. The Sprint PCS Wireless Web allows customers with data capable handsets to connect their portable computers or personal digital assistants to the Internet. Sprint PCS customers with data capable handsets also have the ability to receive periodic information updates such as stock prices, sports scores and weather reports. Sprint PCS customers with web-browser enabled handsets have the ability to connect to and browse specially designed text-based Internet sites on an interactive basis. Sprint PCS has agreements with Internet providers including Yahoo!, Bloomberg.com, CNN Interactive, Amazon.com, AmeriTrade.com, MapQuest.com and Weather.com to provide services for the Sprint PCS Wireless Web. Sprint PCS offers various pricing options including a fixed number of updates or a bundle of data minutes as add-ons to existing Sprint PCS "Free and Clear" plans or a bundle of minutes for a set price that can be used for either data or voice.

     PRICING AND FEATURES

     Sprint PCS's consumer pricing plans are typically structured with:

     - monthly recurring charges;

     - large local calling areas;

     - bundles of minutes; and

     - service features such as voicemail, caller ID, call waiting, call forwarding and three-way calling.

     The increased capacity of code division multiple access technology allows us to market high usage customer plans at per minute rates lower than analog cellular and certain digital providers. All of Sprint PCS's current national plans:

     - include minutes on any portion of the Sprint PCS network with no roaming charges for the customer;

     - offer advanced features and generally require no long-term contracts;

     - offer a selection of handsets to meet the needs of individual consumers and businesses;

     - provide a limited-time money back guarantee on Sprint PCS handsets; and

     - provide the first incoming minute free.

     In addition, Sprint PCS's "Free and Clear" calling plans include free long distance calling from anywhere on its national network to anywhere in the United States.

     ADVANCED HANDSETS

     We offer a selection of single and dual-band handsets with various advanced features and technology, such as Internet readiness described in "-- Access to the Sprint PCS Wireless Web" above. All handsets are sold under the Sprint and Sprint PCS brand names and are equipped with preprogrammed features such as:

     - caller ID;

     - call waiting;

     - phone books;

     - speed dial; and

     - last number redial.

     Code division multiple access single-band/single-mode handsets, weighing approximately five to seven ounces, offer up to five days of standby time and approximately four hours of talk time. We also offer dual-band/dual-mode handsets that allow customers to make and receive calls on both wireless personal communications services and cellular frequency bands with the applicable digital or analog technology. These handsets allow roaming on cellular networks where Sprint PCS digital service is not available.

     PRIVACY AND SECURITY

     Sprint PCS provides voice transmissions encoded into a digital format with a significantly lower risk of cloning and eavesdropping than on analog-based systems. Sprint PCS customers using dual-band/dual-mode handsets in analog mode do not have the benefit of digital security.

     SIMPLE ACTIVATION

     Customers can purchase a Sprint PCS handset at a retail location and activate their service and program the handset by calling Sprint PCS customer care.

     CUSTOMER CARE

     Sprint PCS provides customer care services to customers based in our territory under our services agreement. Sprint PCS offers customer care 24 hours a day, seven days a week. Customers can call the Sprint PCS toll-free customer care number from anywhere in the country. All Sprint PCS handsets are preprogrammed with a speed dial feature that allows customers to easily reach customer care at any time.

     OTHER SERVICES

     In addition to these services, we may also offer wireless local loop services in our territory, but only where Sprint is not a local exchange carrier. Wireless local loop is a wireless substitute for the landline-based telephones in homes and businesses. We also believe that new features and services will be developed on the Sprint PCS network to take advantage of code division multiple access technology. Sprint PCS conducts ongoing research and development to produce innovative services that are intended to give Sprint PCS a competitive advantage. We may incur additional expenses in modifying our technology to provide these additional features and services.

ROAMING

     SPRINT PCS ROAMING

     Sprint PCS roaming includes both inbound Sprint PCS roaming, when a Sprint PCS subscriber based outside of our territory uses our portion of the Sprint PCS network, and outbound Sprint PCS roaming, when a Sprint PCS subscriber based in our territory uses the Sprint PCS network outside of our territory. Sprint PCS pays us a per minute fee for inbound Sprint PCS roaming. Similarly, we pay a per minute fee to Sprint PCS for outbound Sprint PCS roaming. Pursuant to our affiliation agreements with Sprint PCS, Sprint PCS has the discretion to change the per minute rate for Sprint PCS roaming fees. Because we serve smaller markets adjacent to larger metropolitan areas, we believe inbound Sprint PCS roaming will exceed outbound Sprint PCS roaming. See "Risk Factors -- Risks Particular to Alamosa's Operations -- If we receive less revenues or incur more fees than we anticipate for Sprint PCS roaming, we may not be able to operate our business profitably."

     NON-SPRINT PCS ROAMING

     Non-Sprint PCS roaming includes both inbound non-Sprint PCS roaming, when a non-Sprint PCS subscriber uses our portion of the Sprint PCS network, and outbound non-Sprint PCS roaming, when a Sprint PCS subscriber based in our territory uses a non-Sprint PCS network. Pursuant to roaming agreements between Sprint PCS and other wireless service providers, when another wireless service provider's subscriber uses our portion of the Sprint PCS network, we earn inbound non-Sprint PCS roaming revenue. These wireless service providers must pay fees for their subscribers' use of our portion of the Sprint PCS network, and as part of our collected revenues, we are entitled to 92% of these fees. Currently, pursuant to our services agreement with Sprint PCS, Sprint PCS bills these wireless service providers for these fees. When another wireless service provider provides service to one of the Sprint PCS subscribers based in our territory, we pay outbound non-Sprint PCS roaming fees directly to that provider. Sprint PCS, pursuant to our current services agreement with Sprint PCS, then bills the Sprint PCS subscriber for use of that provider's network at rates specified in his or her contract and pays us 100% of this outbound non-Sprint PCS roaming revenue collected from that subscriber on a monthly basis. As a result, we retain the collection risk for outbound non-Sprint PCS roaming fees incurred by the subscribers based in our territory.

MARKETING STRATEGY

     Our marketing strategy is to complement Sprint PCS's national marketing strategies with techniques tailored to each of the specific markets in our territory.

     USE SPRINT PCS'S BRAND EQUITY

     We feature exclusively and prominently the nationally recognized Sprint and Sprint PCS brand names in our marketing and sales effort. From the customers' point of view, they use our portion of the Sprint PCS network and the rest of the Sprint PCS network as a unified national network.

     ADVERTISING AND PROMOTIONS

     Sprint PCS promotes its products through the use of national as well as regional television, radio, print, outdoor and other advertising campaigns. We benefit from the national advertising at minimal costs to us. In addition to Sprint PCS's national advertising campaigns, we advertise and promote Sprint PCS products and services on a local level in our markets at our cost. We have the right to use any promotion or advertising materials developed by Sprint PCS and only have to pay the incremental cost of using those materials, such as the cost of local radio and television advertisement placements, advertisement production and material costs and incremental printing costs. We also benefit from any advertising or promotion of Sprint PCS products and services by third party retailers in our territory, such as RadioShack, Circuit City and Best Buy. We must pay the cost of specialized Sprint PCS print advertising by third party retailers. Sprint PCS also runs numerous promotional campaigns which provide customers with benefits such as additional features at the same rate or free minutes of use for limited time periods. We offer these promotional campaigns to potential customers in our territory.

     SPONSORSHIPS

     Sprint PCS is a sponsor of numerous national, regional and local events. These sponsorships provide Sprint PCS with brand name and product recognition in high profile events and provide a forum for sales and promotions. Additionally, we have been a sponsor for events and activities in our territory such as:

     - the Albuquerque Balloon Fest;

     - the Western Professional Hockey League;

     - minor league baseball teams;

     - local school programs;

     - March of Dimes; and

     - other charity events.

     BUNDLING OF SERVICES

     We expect to take advantage of the complete array of communications services offered by Sprint PCS and Sprint, which may include bundling wireless personal communications services with other Sprint products, such as long distance and Internet access.

     SALES FORCE WITH LOCAL PRESENCE

     We have established local sales forces to execute our marketing strategy through direct business-to-business contacts, our company-owned retail stores, local distributors and other channels. In addition, we have targeted maquiladoras, which are factories with locations on both sides of the border, and the numerous college campuses in our territory. Our market teams also participate in local clubs and civic organizations such as the Chamber of Commerce, Rotary and Kiwanis.

SALES AND DISTRIBUTION

     Our sales and distribution plan is designed to exploit Sprint PCS's multiple channel sales and distribution plan and to enhance it through the development of local distribution channels. Key elements of our sales and distribution plan consist of the following:

     SPRINT PCS RETAIL STORES

     As of December 31, 1999, we owned and operated 13 Sprint PCS stores and two kiosks at military base locations. These stores provide us with a local presence and visibility in the markets within our territory. Following the Sprint PCS model, these stores are designed to facilitate retail sales, activation, bill collection and customer service, although we currently do not have direct electronic access to Sprint PCS customer care at these stores. We plan to add 17 new stores by year-end 2000 and another five new stores by year-end 2001.

     SPRINT STORE WITHIN A RADIOSHACK STORE

     Sprint has an exclusive arrangement with RadioShack to install a "store within a store," making Sprint PCS the exclusive brand of wireless personal communications services and products sold through RadioShack stores. As of December 31, 1999, RadioShack had approximately 225 stores in our territory.

     OTHER NATIONAL THIRD PARTY RETAIL STORES

     In addition to RadioShack, we benefit from the distribution agreements established by Sprint PCS with other national and regional retailers which currently include:

          - Best Buy;

          - Circuit City;

          - Office Depot;

          - Office Max;

          - Staples;

          - Heilig Meyer;

          - Target;

          - K-Mart;

          - Dillards;

          - Montgomery Ward;

          - Foley's;

          - Ritz Camera; and

          - selected May Company department stores.

As of December 31, 1999, these retailers had approximately 240 stores in our territory.

     NATIONAL ACCOUNTS AND DIRECT SELLING

     We participate in Sprint PCS's national accounts program. Sprint PCS has a national accounts team, which focuses on the corporate headquarters of large companies. Once a representative reaches an agreement with the corporate headquarters, we service the offices of that corporation located in our territory. Our direct sales force targets the employees of these corporations in our territory and contacts other local business clients.

     TELEMARKETING

     Sprint PCS provides telemarketing sales when customers call from our territory. As the exclusive provider of Sprint PCS products and services in our market, we will benefit from the national Sprint PCS 1-800-480-4PCS number campaigns that generate call-in leads. These leads are then handled by Sprint PCS's inbound telemarketing group.

     ELECTRONIC COMMERCE

     Sprint PCS maintains an Internet site, www.sprintpcs.com, which contains information on Sprint PCS products and services. A visitor to Sprint PCS's Internet site can order and pay for a handset and select a rate plan. Sprint PCS customers visiting the site can review the status of their account, including the number of minutes used in the current billing cycle. We will recognize the revenues generated by Sprint PCS customers in our territory who purchase products and services over the Sprint PCS Internet site.

TECHNOLOGY

     GENERAL

     In the commercial wireless communication industry there are two principal services licensed by the Federal Communications Commission for transmitting two-way, real time voice and data signals: "cellular" and wireless "personal communications services." In addition, enhanced specialized mobile radio service, a new but not yet widely used technology, also allows for interconnected two-way real time voice and data services. The Federal Communications Commission licenses these applications, each of which operates in a distinct radio frequency block. Cellular, which uses the 800 MHz frequency block, was the original form of widely-used commercial wireless voice communications. Cellular systems are predominantly analog-based, but over the last several years cellular operators have started to use digital service in the 800 MHz frequency block. Digital services have been deployed, as a complement to the analog based services, in most of the major metropolitan markets.

     In 1993, the Federal Communications Commission allocated the 1900 MHz frequency block of the radio spectrum for wireless personal communications services. Wireless personal communications services differ from traditional analog cellular telephone service principally in that wireless personal communications services systems operate at a higher frequency and employ advanced digital technology. Analog-based systems send signals in which the transmitted signal resembles the input signal, the caller's voice. Digital systems convert voice or data signals into a stream of digits that permit a single radio channel to carry multiple simultaneous transmissions. Digital systems also achieve greater frequency reuse than analog systems resulting in greater capacity than analog systems. This enhanced capacity, along with enhancements in digital protocols, allows digital-based wireless technologies, whether using wireless personal communications services or cellular frequencies, to offer new and enhanced services, including greater call privacy and more robust data transmission, such as facsimile, electronic mail and connecting notebook computers with computer/data networks.

     Wireless communications systems, whether wireless personal communications services or cellular, are divided into multiple geographic coverage areas, known as "cells." In both wireless personal communications services and cellular systems, each cell contains a transmitter, a receiver and signaling equipment, known as the "base station." The base station is connected by microwave or landline telephone lines to a switch that uses computers to control the operation of the cellular or wireless personal communications services system. The system:

     - controls the transfer of calls from cell to cell as a subscriber's handset travels;

     - coordinates calls to and from handsets;

     - allocates calls among the cells within the system; and

     - connects calls to the local landline telephone system or to a long distance carrier.

     Wireless communications providers establish interconnection agreements with local exchange carriers and interexchange carriers, thereby integrating their system with the existing landline communications system. Because the signal strength of a transmission between a handset and a base station declines as the handset moves away from the base station, the switching office and the base station monitor the signal strength of calls in progress. When the signal strength of a call declines to a predetermined level, the switching office may "hand off" the call to another base station where the signal strength is stronger.

     Wireless digital signal transmission is accomplished through the use of various forms of frequency management technology or "air interface protocols." The Federal Communications Commission has not mandated a universal air interface protocol for wireless personal communications services systems. Wireless personal communications systems operate under one of three principal air interface protocols, code division multiple access, time division multiple access, commonly referred to as TDMA, or global system for mobile communications, commonly referred to as GSM. Time division multiple access and global system for mobile communications are both time division multiple access systems but are incompatible with each other. The code division multiple access system is incompatible with both global system for mobile communications and time division multiple access systems. Accordingly, a subscriber of a system that utilizes code division multiple access technology is unable to use a code division multiple access handset when traveling in an area not served by code division multiple access-based wireless personal communications services operators, unless the customer carries a dual-band/dual-mode handset that permits the customer to use the analog cellular system in that area. The same issue would apply to users of time division multiple access or global system for mobile communications systems. All of the wireless personal communications services operators now have dual-mode or tri-mode handsets available to their customers. Because digital networks do not cover all areas in the country, these handsets will remain necessary for segments of the subscriber base.

     CODE DIVISION MULTIPLE ACCESS TECHNOLOGY

     Sprint PCS's network and its affiliates' networks all use digital code division multiple access technology. We believe that code division multiple access provides important system performance benefits such as:

     Greater capacity. We believe, based on studies by code division multiple access manufacturers, that code division multiple access systems can provide system capacity that is approximately seven to ten times greater than that of current analog technology and approximately three times greater than time division multiple access and global system for mobile communications systems.

     Privacy and security. One of the benefits of code division multiple access technology is that it combines a constantly changing coding scheme with a low power signal to enhance call security and privacy.

     Soft hand-off. Code division multiple access systems transfer calls throughout the code division multiple access network using a technique referred to as a soft hand-off, which connects a mobile customer's call with a new base station while maintaining a connection with the base station currently in use. Code division multiple access networks monitor the quality of the transmission received by multiple base stations simultaneously to select a better transmission path and to ensure that the network does not disconnect the call in one cell unless replaced by a stronger signal from another base station. Analog, time division multiple access and global system for mobile communications networks use a "hard hand-off" and disconnect the call from the current base station as it connects with a new one without any simultaneous connection to both base stations.

     Simplified frequency planning. Frequency planning is the process used to analyze and test alternative patterns of frequency used within a wireless network to minimize interference and maximize capacity. Unlike time division multiple access and global system for mobile communications based systems, code division multiple access based systems can reuse the same subset of allocated frequencies in every cell, substantially reducing the need for costly frequency reuse patterning and constant frequency plan management.

     Longer battery life. Due to their greater efficiency in power consumption, code division multiple access handsets can provide longer standby time and more talk time availability when used in the digital mode than handsets using alternative digital or analog technologies.

     While code division multiple access has the inherent benefits discussed above, time division multiple access networks are generally less expensive when overlaying existing analog systems since the time division multiple access spectrum usage is more compatible with analog spectrum planning. In addition, global system for mobile communications technology, unlike code division multiple access, allows multi-vendor equipment to be used in the same network. This, along with the fact that the global system for mobile communications technology is currently more widely used throughout the world than code division multiple access, provides economies of scale for handset and equipment purchases. A standards process is also underway which will allow wireless handsets to support analog, time division multiple access and global system for mobile communications technologies in a single unit. Currently, there are no plans to have code division multiple access handsets that support either the time division multiple access or global system for mobile communications technologies.

COMPETITION

     Competition in the wireless communications services industry is intense. We compete with a number of wireless service providers in our markets. We believe that our primary competition is with national wireless providers such as:

     - Nextel Communications, Inc.;

     - AT&T Wireless Services, Inc.;

     - the company that will result from the pending merger between Bell Atlantic Corp. and GTE Corp.; and

     - Bell Atlantic Corp.-GTE Corp.'s recently announced partnership with Vodafone AirTouch Plc.

     We also compete with regional wireless providers. The principal regional wireless competitors are:

     - the company that will result from the pending merger between SBC Communications Inc. and Ameritech Corporation;

     - VoiceStream Wireless Corporation; and

     - United States Cellular Corporation.

     Furthermore, a number of wireless service providers compete with us on a local basis, such as:

     - Airadigm Communications;

     - Poka Lambro PCS, Inc.; and

     - Amarillo CellTelCo.

     We also face competition from resellers, which provide wireless services to customers but do not hold Federal Communications Commission licenses or own facilities. Instead, the resellers buy blocks of wireless telephone numbers and capacity from a licensed carrier and resell services through their own distribution network to the public. The Federal Communications Commission currently requires all cellular and wireless personal communications services licensees to permit resale of carrier services to a reseller.

     In addition, we compete with existing communications technologies such as paging, enhanced specialized mobile radio service dispatch and conventional landline telephone companies in our markets. Potential users of wireless personal communications services systems may find their communications needs satisfied by other current and developing technologies. One or two-way paging or beeper services that feature voice messaging and data display as well as tone-only service may be adequate for potential customers who do not need to speak to the caller.

     In the future, we expect to face increased competition from entities providing similar services using other communications technologies, including satellite-based telecommunications and wireless cable systems. While some of these technologies and services are currently operational, others are being developed or may be developed in the future.

     Many of our competitors have access to more licensed spectrum than the 10 MHz licensed to Sprint PCS in New Mexico and Durango and the 20 MHz licensed to Sprint PCS in El Paso. Among other things, increased spectrum allows for higher call volume and fewer dropped calls. Cellular service providers have licenses covering 25 MHz of spectrum, and three competing wireless personal communications services providers have licenses to use 30 MHz in New Mexico. Except for New Mexico (10 MHz), Durango (10 MHz) and El Paso (20 MHz), Sprint PCS has licenses to use 30 MHz of spectrum throughout our territory.

     Many of our competitors have significantly greater financial and technical resources and subscriber bases than we do. AT&T Wireless has over 11 million subscribers and the recent partnership of Bell Atlantic-GTE and Vodafone AirTouch has over 19 million combined subscribers. Some of our competitors also have established infrastructures, marketing programs and brand names. In addition, some of our competitors may be able to offer regional coverage in areas not served by the Sprint PCS network, or, because of their calling volumes or relationships with other wireless providers, may be able to offer regional roaming rates that are lower than those we offer. Wireless personal communications services operators will likely compete with us in providing some or all of the services available through the Sprint PCS network and may provide services that we do not. Additionally, we expect that existing cellular providers will continue to upgrade their systems to provide digital wireless communication services competitive with Sprint PCS. Recently, there has been a trend in the wireless communications industry towards consolidation of wireless service providers through joint ventures, mergers and acquisitions. We expect this consolidation to lead to larger competitors over time. These larger competitors may have substantial resources or may be able to offer a variety of services to a large customer base.

     Over the past several years the Federal Communications Commission has auctioned and will continue to auction large amounts of wireless spectrum that could be used to compete with Sprint PCS services. Based upon increased competition, we anticipate that market prices for two-way wireless services generally will decline in the future. We will compete to attract and retain customers principally on the basis of:

     - the strength of the Sprint and Sprint PCS brand names, services and features;

     - the size of our territory;

     - the location of our markets;

     - our network coverage and reliability;

     - customer care; and

     - pricing.

Our ability to compete successfully will also depend, in part, on our ability to anticipate and respond to various competitive factors affecting the industry, including:

     - new services and technologies that may be introduced;

     - changes in consumer preferences;

     - demographic trends;

     - economic conditions; and

     - discount pricing strategies by competitors.

INTELLECTUAL PROPERTY

     The Sprint diamond design logo is a service mark registered with the United States Patent and Trademark Office. The service mark is owned by Sprint. We use the Sprint and Sprint PCS brand names, the Sprint diamond design logo and other service marks of Sprint in connection with marketing and providing wireless services within our territory. Under the terms of the trademark and service mark license agreements with Sprint and Sprint PCS, we do not pay a royalty fee for the use of the Sprint and Sprint PCS brand names and Sprint service marks.

     Except in certain instances and other than in connection with the national distribution agreements, Sprint PCS has agreed not to grant to any other person a right or license to use the licensed marks in our territory. In all other instances, Sprint PCS reserves the right to use the licensed marks in providing its services within or without our territory.

     The trademark license agreements contain numerous restrictions with respect to the use and modification of any of the licensed marks. See "Our Affiliation Agreements with Sprint PCS -- The Trademark and Service Mark License Agreements" for more information on this topic.

EMPLOYEES


     As of December 31, 1999, we employed 182 full-time employees. None of our employees are represented by a labor union. We believe that our relations with our employees are good.


PROPERTIES

     Our headquarters are located in Lubbock, Texas and we lease space in a number of locations, primarily for our Sprint PCS stores, base stations and switching centers. As of December 31, 1999, we leased space on 249 towers and owned one tower. We collocate with other wireless service providers on approximately 37% of our towers. As of December 31, 1999, our material leased properties were as listed below:


PURPOSE                               LOCATION           SQUARE FEET            LEASE TERM
-------                               --------           -----------            ----------
Switching Center               Albuquerque, New Mexico    3,120        Five years beginning on
                                                                       January 1, 1999 and ending on
                                                                       December 31, 2004 with two
                                                                       five-year renewal options
Retail Store and Switching     Laredo, Texas              5,000        Five years beginning on
  Center                                                               February 1, 1999 and ending
                                                                       on January 31, 2004 with two
                                                                       five-year renewal options
Retail Store and Regional      Lubbock, Texas             10,225       15 years beginning on July 1,
  Office Space                                                         1999
Retail Store, Switching        El Paso, Texas             11,970       Ten years and two months
  Center and Office Space                                              beginning on February 1, 1999
                                                                       and ending on March 31, 2009
Retail Store and Office Space  Albuquerque, New Mexico    9,000        Seven years beginning on July
                                                                       1, 1999 and ending on June
                                                                       30, 2006
Retail Store, Switching        Lubbock, Texas             11,011       Ten years beginning on June
  Center and Corporate Office                                          1, 1999
  Space
Retail Store and Office Space  Abilene, Texas             3,200        Five years and five months
                                                                       beginning on October 15, 1999
                                                                       and ending on March 14, 2005
                                                                       with one five year renewal
                                                                       option
Retail Store and Office Space  Amarillo, Texas            6,840        Five years beginning on June
                                                                       1, 1999 and ending on May 31,
                                                                       2004 with one five year
                                                                       renewal option
Retail Store and Office Space  Las Cruces, New Mexico     1,020        Five years beginning on June
                                                                       1, 1999 and ending on May 31,
                                                                       2004 with one five year
                                                                       renewal option

PURPOSE                               LOCATION           SQUARE FEET            LEASE TERM
-------                               --------           -----------            ----------
Retail Store and Office Space  Midland, Texas             3,628        Five years beginning on May
                                                                       1, 1999 and ending on April
                                                                       30, 2004 with one five year
                                                                       renewal option
Retail Store and Office Space  Odessa, Texas              3,000        Five years beginning on June
                                                                       1, 1999 and ending on May 31,
                                                                       2004 with one five year
                                                                       renewal option
Retail Store and Office Space  San Angelo, Texas          3,782        Five years beginning on
                                                                       October 1, 1999 and ending on
                                                                       September 30, 2004
Retail Store and Office Space  Santa Fe, New Mexico       2,415        Five years beginning on
                                                                       August 1, 1999 and ending on
                                                                       July 31, 2004 with one five
                                                                       year renewal option
Retail Store and Office Space  El Paso, Texas             2,584        Five years beginning on
                                                                       October 1, 1999 and ending on
                                                                       September 30, 2004 with one
                                                                       five year renewal option
Retail Store and Office Space  El Paso, Texas             2,438        Five years beginning on
                                                                       completion of Lessor's Work
                                                                       in January 2000 and ending in
                                                                       January 2005
Retail Store and Office Space  Eagle Pass, Texas          1,250        Five years beginning on
                                                                       January 1, 2000 and ending on
                                                                       December 31, 2004 with one
                                                                       five year renewal option

LEGAL PROCEEDINGS

     We are not a party to any pending legal proceedings that we believe would, if adversely determined, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.

ENVIRONMENTAL COMPLIANCE

     Our environmental compliance expenditures primarily result from the operation of standby power generators for our telecommunications equipment and compliance with various environmental rules during network build-out and operations. The expenditures arise in connection with standards compliance or permits which are usually related to generators, batteries or fuel storage. Our environmental compliance expenditures have not been material to our financial statements or to our operations and are not expected to be material in the future.

                   OUR AFFILIATION AGREEMENTS WITH SPRINT PCS

     Our four major agreements with Sprint and Sprint PCS, are:

     - the management agreement;

     - the services agreement; and

     - two trademark and service mark license agreements with different Sprint entities.

     We entered into one set of these four major agreements with Sprint and Sprint PCS for our territory in the southwestern part of the United States and we entered into another set of these four major agreements for our territory in Wisconsin. The following is a description of the material terms and provisions of our affiliation agreements with Sprint PCS and the consent and agreement with Nortel modifying the Sprint PCS management agreement. Unless otherwise indicated below, the description of our affiliation agreements applies to the affiliation agreements for both of our territories. We have filed the text of our affiliation agreements with Sprint PCS and the consent and agreement as exhibits to the registration statement of which this prospectus is a part.

     Under our affiliation agreements with Sprint PCS, we have the exclusive right to provide wireless services under the Sprint and Sprint PCS brand names in our territory. We have recently amended our affiliation agreements with Sprint PCS to include additional markets in our territory. Sprint PCS holds the spectrum licenses and controls the network through its agreements with us. Our affiliation agreements with Sprint PCS require us to interface with the Sprint PCS wireless network by building our portion of the Sprint PCS network to operate on the 10, 20 or 30 MHz of wireless personal communications services frequencies licensed to Sprint PCS in the 1900 MHz range. The management agreement has an initial term of 20 years with three 10-year renewal options, which would lengthen the contract to a total term of 50 years. The three 10-year renewal terms automatically occur unless we or Sprint PCS provide the other with two years prior written notice to terminate the agreements or unless we are in material default of our obligations under the agreements.

     In addition, we have entered into a consent and agreement with Sprint PCS and Nortel that modifies the management agreement for the benefit of Nortel and the holders of any refinancing of the Nortel indebtedness. Also, Sprint PCS has agreed to propose modifications to the management agreement, and perhaps the other affiliation agreements, to enhance our ability to obtain financing for our territory.

THE MANAGEMENT AGREEMENT

     Under our management agreement with Sprint PCS, we have agreed to:

     - own, construct and manage a wireless personal communications services network in our territory in compliance with Federal Communications Commission license requirements and other technical requirements contained in the management agreement;

     - distribute Sprint PCS products and services;

     - use Sprint PCS's and our own distribution channels in our territory;

     - conduct advertising and promotion activities in our territory; and

     - manage that portion of Sprint PCS's customer base assigned to our territory.

     Sprint PCS will supervise our wireless personal communications services network operations and has the right to unconditional access to our portion of the Sprint PCS network, including the right to test and monitor any of our facilities and equipment.

     EXCLUSIVITY


     We are designated as the only person or entity that can manage or operate a wireless personal communications services network for Sprint PCS in our territory. Sprint PCS is prohibited from owning, operating, building or managing another wireless communications network in our territory while our management agreement is in place and no event has occurred that would permit the agreement to terminate. Sprint PCS is permitted to make national sales to companies in our territory and, as required by the Federal Communications Commission, to permit resale of the Sprint PCS products and services in our territory. The management agreement prohibits us from interfering with others who resell Sprint PCS products and services in our territory. If Sprint PCS decides to expand the geographic size of our build-out, Sprint PCS must provide us with written notice of the proposed expansion. We have a 90 day right of first refusal to build-out the proposed area. If we choose not to build-out of the proposed area, then Sprint PCS may build-out the area itself or allow another Sprint PCS network partner to do so.


     NETWORK BUILD-OUT

     The management agreement specifies the terms of the Sprint PCS affiliation, including the required network build-out plan. We have agreed to cover a specified percentage of the population within each of the markets which make up our territory by specified dates. Our current build-out plan will satisfy the network build-out requirements set forth in the management agreement. If technically feasible and commercially reasonable, we have agreed to provide for a seamless handoff of a call initiated in our territory to a neighboring Sprint PCS network. The management agreement requires us to reimburse Sprint PCS one-half of the microwave clearing costs for our territory.

     PRODUCTS AND SERVICES

     The management agreement identifies the products and services that we can offer in our territory. These services include, but are not limited to, Sprint PCS consumer and business products and services available as of the date of the agreement, or as modified by Sprint PCS. We are allowed to sell wireless products and services that are not Sprint PCS products and services if those additional products and services do not cause distribution channel conflicts or, in Sprint PCS's sole determination, consumer confusion with Sprint PCS's products and services. We also cannot sell non-Sprint PCS products and services if it would hamper our build-out of the network. Under the Wisconsin management agreement, if Sprint PCS begins to offer nationally a product or service that we already offer, then that product or service will be considered to be a Sprint PCS product or service.

     We may also sell services such as specified types of long distance service, Internet access, handsets, and prepaid phone cards with Sprint, Sprint PCS and other Sprint PCS affiliates. If we decide to use third parties to provide these services, we must give Sprint PCS an opportunity to provide the services on the same terms and conditions. We cannot offer wireless local loop services specifically designed for the competitive local exchange market in areas where Sprint owns the local exchange carrier unless we name the Sprint-owned local exchange carrier as the exclusive distributor or Sprint PCS approves the terms and conditions. Sprint does not own the local exchange carrier in a majority of the markets in our territory.

     NATIONAL SALES PROGRAMS

     We must participate in the Sprint PCS sales programs for national sales to customers, and will pay the expenses and receive the compensation from Sprint PCS sales to national accounts located in our territory. We must use Sprint's long distance service, which we can buy at the best prices offered to comparably situated Sprint customers.

     SERVICE PRICING, ROAMING AND FEES

     We must offer Sprint PCS subscriber pricing plans designated for regional or national offerings, including Sprint PCS's "Free and Clear" plans. We are permitted to establish our own local price plans for Sprint PCS's products and services offered only in our territory, subject to Sprint PCS's approval. We are entitled to receive a weekly fee from Sprint PCS equal to 92% of "collected revenues" for all obligations under the management agreement, adjusted by the cost of customer services provided by Sprint PCS. "Collected revenues" include revenue from Sprint PCS subscribers based in our territory and inbound non-Sprint PCS roaming. Sprint PCS will retain 8% of the collected revenues. Outbound non-Sprint PCS roaming revenue, inbound and outbound Sprint PCS roaming fees, proceeds from the sales of handsets and accessories, proceeds from sales not in the ordinary course of business, amounts collected with respect to taxes and, for our Wisconsin territory only, proceeds from sales of our products and services, are not considered collected revenues. Except in the case of taxes, we will retain 100% of these revenues. Many Sprint PCS subscribers purchase bundled pricing plans that allow Sprint PCS roaming anywhere on the Sprint PCS network without incremental Sprint PCS roaming charges. However, we will earn Sprint PCS roaming revenue for every minute that a Sprint PCS subscriber from outside our territory enters our territory and uses our services. We will earn revenue from Sprint PCS based on a per minute rate established by Sprint PCS when Sprint PCS's or its affiliates' subscribers roam on our portion of the Sprint PCS network. Similarly, we will pay the same rate for every minute Sprint PCS subscribers who are based in our territory use the Sprint PCS network outside our territory. The analog roaming rate onto a non-Sprint PCS provider's network is set under Sprint PCS's third party roaming agreements.

     VENDOR PURCHASE AGREEMENTS

     We may participate in discounted volume-based pricing on wireless-related products and warranties Sprint PCS receives from its vendors. Sprint PCS will use commercially reasonable efforts to obtain for us the same prices as Sprint PCS receives from its vendors.

     ADVERTISING AND PROMOTIONS

     Sprint PCS uses national as well as regional television, radio, print, outdoor and other advertising campaigns to promote its products. We benefit from the national advertising at no additional cost to us. In addition to Sprint PCS's national advertising campaigns, we advertise and promote Sprint PCS products and services on a local level in our markets at our cost. We have the right to use any promotion or advertising materials developed by Sprint PCS and only have to pay the incremental cost of using those materials, such as the cost of local radio and television advertisement placements and incremental printing costs. Sprint PCS also runs numerous promotional campaigns which provide customers with benefits such as additional features at the same rate or free minutes of use for limited time periods. We offer these promotional campaigns to potential customers in our territory.

     PROGRAM REQUIREMENTS

     We must comply with Sprint PCS's program requirements for technical standards, customer service standards, roaming coverage and national and regional distribution and national accounts programs. Sprint PCS will use commercial reasonableness to adjust the program requirements for cities located within our territory that have a population of less than 100,000. Sprint PCS can adjust the program requirements at any time. We have the right to appeal to management of Sprint PCS if adjustments to program requirements will:

     - cause us to incur a cost exceeding 5% of the sum of our stockholders' equity plus our outstanding long term debt; or

     - cause our operating expenses on a per-unit basis using a ten year time frame to increase by more than 10% on a net present value basis.

     If Sprint PCS denies our appeal and we fail to comply with the program adjustment, Sprint PCS has the termination rights described below.

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     NON-COMPETITION

     We may not offer Sprint PCS products and services outside our territory without the prior written approval of Sprint PCS. Within our territory we may offer, market or promote telecommunications products and services only under the Sprint PCS brands, our own brand, brands of related parties of ours or other products and services approved under the management agreement, except that no brand of a significant competitor of Sprint PCS or its related parties may be used for those products and services. To the extent we have or obtain licenses to provide wireless personal communications services outside our territory, we may not use the spectrum to offer Sprint PCS products and services without prior written consent from Sprint PCS.

     INABILITY TO USE NON-SPRINT PCS BRAND

     We may not market, promote, advertise, distribute, lease or sell any of the Sprint PCS products and services on a non-branded, "private label" basis or under any brand, trademark or trade name other than the Sprint PCS brand, except for sales to resellers or as otherwise permitted under the trademark and service mark license agreements.

     TRANSFER OF SPRINT PCS NETWORK

     Sprint PCS can sell, transfer or assign its wireless personal communications services network to a third party if the third party agrees to be bound by the terms of the management agreement and the services agreement.

     CHANGE IN CONTROL

     Sprint PCS must approve a change in control of Alamosa, but this consent cannot be unreasonably withheld.

     RIGHTS OF FIRST REFUSAL

     Sprint PCS has rights of first refusal, without further stockholder approval, to buy our assets upon a proposed sale of all or substantially all of our assets used in the operation of our portion of the Sprint PCS network.

     TERMINATION OF MANAGEMENT AGREEMENT

     The management agreement can be terminated as a result of the following events:

     - termination of Sprint PCS's spectrum licenses;

     - an uncured breach under the management agreement;

     - bankruptcy of a party to the management agreement;

     - the management agreement not complying with any applicable law in any material respect; or

     - the termination of either of the trademark and service mark license agreements.

     The termination or non-renewal of the management agreement triggers some of our rights and those of Sprint PCS. The right of either party to require the other to purchase or sell the operating assets is discussed below.

     If we have the right to terminate the management agreement because of an event of termination caused by Sprint PCS, generally we may:

     - require Sprint PCS to purchase all of our operating assets used in connection with our portion of the Sprint PCS network for an amount equal to at least 80% of our Entire Business Value as defined below;

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     - in all areas in our territory where Sprint PCS is the licensee for 20 MHz or more of the spectrum on the date we terminate the management agreement, require Sprint PCS to assign to us, subject to governmental approval, up to 10 MHz of licensed spectrum for an amount equal to the greater of either the original cost to Sprint PCS of the license plus any microwave clearing costs paid by Sprint PCS or 9% of our Entire Business Value; or

     - choose not to terminate the management agreement and sue Sprint PCS for damages or submit the matter to arbitration.

See "Business -- Markets and Network Build-Out Plan" for a listing of our markets in which Sprint PCS is currently the licensee for 20 MHz or more of the spectrum.

     If Sprint PCS has the right to terminate the management agreement because of an event of termination caused by us, generally Sprint PCS may:

     - require us, without further stockholder approval, to sell our operating assets to Sprint PCS for an amount equal to 72% of our Entire Business Value;

     - require us to purchase, subject to governmental approval, the licensed spectrum in our territory for an amount equal to the greater of either the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS or 10% of our Entire Business Value;

     - take any action as Sprint PCS deems necessary to cure our breach of the management agreement, including assuming responsibility for, and operating, our portion of the Sprint PCS network; or

     - not terminate the management agreement and sue us for damages or submit the matter to arbitration.

     NON-RENEWAL

     If Sprint PCS gives us timely notice that it does not intend to renew the management agreement, we may:

     - require Sprint PCS to purchase all of our operating assets used in connection with our portion of the Sprint PCS network for an amount equal to 80% of our Entire Business Value; or

     - in all areas in our territory where Sprint PCS is the licensee for 20 MHz or more of the spectrum on the date we terminate the management agreement, require Sprint PCS to assign to us, subject to governmental approval, up to 10 MHz of licensed spectrum for an amount equal to the greater of either the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS or 10% of our Entire Business Value.

     If we give Sprint PCS timely notice of non-renewal, or we both give notice of non-renewal, or the management agreement expires with neither party giving a written notice of non-renewal, or the management agreement can be terminated for failure to comply with legal requirements or regulatory considerations, Sprint PCS may:

     - purchase all of our operating assets, without further stockholder approval, for an amount equal to 80% of our Entire Business Value; or

     - require us to purchase, subject to governmental approval, the licensed spectrum in our territory for an amount equal to the greater of either the original cost to Sprint PCS of the license plus any microwave clearing costs paid by Sprint PCS or 10% of our Entire Business Value.

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See "Risk Factors -- Risks Related to our Relationship with Sprint
PCS -- Provisions of our affiliation agreements with Sprint PCS may diminish our value and restrict the sale of our business" for a discussion of possible effects of this part of the management agreement.

     DETERMINATION OF ENTIRE BUSINESS VALUE

     If the Entire Business Value is to be determined, we and Sprint PCS will each select one independent appraiser and the two appraisers will select a third appraiser. The three appraisers will determine the Entire Business Value on a going concern basis using the following guidelines:

     - the Entire Business Value is based on the price a willing buyer would pay a willing seller for the entire on-going business;

     - then-current customary means of valuing a wireless telecommunications business will be used;

     - the business is conducted under the Sprint and Sprint PCS brands and our affiliation agreements with Sprint PCS;

     - that we own the spectrum and frequencies presently owned by Sprint PCS and subject to our affiliation agreements with Sprint PCS; and

     - the valuation will not include any value for businesses not directly related to the Sprint PCS products and services, and those businesses will not be included in the sale.

     The rights and remedies of Sprint PCS outlined in the management agreement resulting from an event of termination of the management agreement have been materially amended by the consent and agreement as discussed below.

     INSURANCE

     We are required to obtain and maintain with financially reputable insurers who are licensed to do business in all jurisdictions where any work is performed under the management agreement and who are reasonably acceptable to Sprint PCS, workers' compensation insurance, commercial general liability insurance, business automobile insurance, umbrella excess liability insurance and "all risk" property insurance.

     INDEMNIFICATION

     We have agreed to indemnify Sprint PCS and its directors, employees and agents and related parties of Sprint PCS and their directors, employees and agents against any and all claims against any of the foregoing arising from our violation of any law, a breach by us of any representation, warranty or covenant contained in the management agreement or any other agreement between us and Sprint PCS, our ownership of the operating assets or the actions or the failure to act of anyone employed or hired by us in the performance of any work under this agreement, except we will not indemnify Sprint PCS for any claims arising solely from the negligence or willful misconduct of Sprint PCS. Sprint PCS has agreed to indemnify us and our directors, employees and agents against all claims against any of the foregoing arising from Sprint PCS's violation of any law and from Sprint PCS's breach of any representation, warranty or covenant contained in this agreement or any other agreement between Sprint PCS and us, except Sprint PCS will not indemnify us for any claims arising solely from our negligence or willful misconduct.

     DISPUTE RESOLUTION

     If the parties cannot resolve any dispute between themselves and the management agreement itself does not provide a remedy, then either party may require that any dispute be resolved by a binding arbitration.

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THE SERVICES AGREEMENT

     The services agreement outlines various back office services provided by Sprint PCS and available to us for an adjustment to our 92% fee. Sprint PCS can change the amount of adjustment for any or all of the services one time in any twelve month period. We have the option to cancel a service upon notification of a fee increase, and if we decide to cancel the service, then Sprint PCS, at our option, must continue to provide that service for nine months at the original price. Some of the available services include: billing, customer care, activation, credit checks, handset logistics, home locator record, voice mail, prepaid services, directory assistance, operator services, roaming fees, roaming clearinghouse fees, interconnect fees and inter-territory fees. Sprint PCS offers three packages of available services. Each package identifies which services must be purchased from Sprint PCS and which may be purchased from a vendor or provided in-house. Essentially, services such as billing, activation and customer care must all be purchased from Sprint PCS or none may be purchased from Sprint PCS. We have chosen to initially delegate the performance of these services to Sprint PCS but may develop an independent capability with respect to these services over time. Sprint PCS may contract with third parties to provide expertise and services identical or similar to those to be made available or provided to us. We have agreed not to use the services performed by Sprint PCS in connection with any other business or outside our territory. We may discontinue use of any service upon three months' prior written notice, while Sprint PCS must give nine months notice if it will no longer offer any service.

     We have agreed with Sprint PCS to indemnify each other as well as officers, directors, employees and other related parties and their officers, directors and employees for violations of law or the services agreement except for any liabilities resulting from the negligence or willful misconduct of the person seeking to be indemnified or its representatives. The services agreement also provides that no party to the agreement will be liable to the other party for special, indirect, incidental, exemplary, consequential or punitive damages, or loss of profits arising from the relationship of the parties or the conduct of business under, or breach of, the services agreement except as may otherwise be required by the indemnification provisions. The services agreement automatically terminates upon termination of the management agreement, and neither party may terminate the services agreement for any reason other than the termination of the management agreement.

THE TRADEMARK AND SERVICE MARK LICENSE AGREEMENTS

     We have non-transferable licenses to use, at no additional cost to us, the Sprint and Sprint PCS brand names and "diamond" symbol, and several other U.S. trademarks and service marks such as "The Clear Alternative to Cellular" and "Clear Across the Nation" on Sprint PCS products and services. We believe that the Sprint and Sprint PCS brand names and symbols enjoy a high degree of awareness, providing us an immediate benefit in the market place. Our use of the licensed marks is subject to our adherence to quality standards determined by Sprint and Sprint PCS and use of the licensed marks in a manner which would not reflect adversely on the image of quality symbolized by the licensed marks. We have agreed to promptly notify Sprint and Sprint PCS of any infringement of any of the licensed marks within our territory of which we become aware and to provide assistance to Sprint and Sprint PCS in connection with Sprint's and Sprint PCS's enforcement of their respective rights. We have agreed with Sprint and Sprint PCS to indemnify each other for losses incurred in connection with a material breach of the trademark license agreements. In addition, we have agreed to indemnify Sprint and Sprint PCS from any loss suffered by reason of our use of the licensed marks or marketing, promotion, advertisement, distribution, lease or sale of any Sprint or Sprint PCS products and services other than losses arising solely out of our use of the licensed marks in compliance with certain guidelines.

     Sprint and Sprint PCS can terminate the trademark and service mark license agreements if we file for bankruptcy, materially breach the agreement or our management agreement is terminated. We can terminate the trademark and service mark license agreements upon Sprint's or Sprint PCS's abandonment

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

of the licensed marks or if Sprint or Sprint PCS files for bankruptcy or the management agreement is terminated. However, Sprint and Sprint PCS can assign their interests in the licensed marks to a third party if that third party agrees to be bound by the terms of the trademark and service mark license agreements.


CONSENT AND AGREEMENT FOR THE BENEFIT OF THE HOLDERS OF THE NORTEL FINANCING


     Sprint PCS has entered into a consent and agreement with Nortel, which has been acknowledged by Alamosa, that modifies Sprint PCS's rights and remedies under our affiliation agreements with Sprint PCS, for the benefit of Nortel and future holders of the Nortel senior financing and any refinancing thereof, which was a condition to the funding of any amounts under the Nortel financing.

     The consent and agreement with Nortel generally provides, among other things, the following:

     - Sprint PCS's consent to the pledge of substantially all of our assets, including our rights in our affiliation agreements with Sprint PCS;

     - that our affiliation agreements with Sprint PCS may not be terminated by Sprint PCS until the Nortel financing is satisfied in full pursuant to the terms of the consent and agreement with Nortel, unless our subsidiaries or assets are sold to a purchaser who does not continue to operate the business as a Sprint PCS network, which sale requires the approval of the administrative agent, who will initially be Nortel as discussed in more detail in "Description of Our Indebtedness -- The Nortel Credit Facility -- Syndication;"

     - for Sprint PCS to maintain 10 MHz of wireless personal communications services spectrum in all of our markets until the Nortel financing is satisfied or our operating assets are sold after our default under the Nortel financing;

     - for redirection of payments due to Alamosa under the management agreement from Sprint PCS to the administrative agent during the continuation of our default under the Nortel financing;

     - for Sprint PCS and the administrative agent to provide to each other notices of default by us under the Sprint PCS management agreement and Nortel financing, respectively;

     - the ability to appoint interim replacements, including Sprint PCS or a designee of the administrative agent, to operate our portion of the Sprint PCS network under our affiliation agreements with Sprint PCS after an acceleration of our financing from Nortel or an event of termination under our affiliation agreements with Sprint PCS;

     - subject to certain requirements and limitations, the ability of the administrative agent or Sprint PCS to assign our affiliation agreements with Sprint PCS and sell our assets or the partnership interests of our operating subsidiaries to a qualified purchaser that is not a major competitor of Sprint PCS or Sprint, free of the restrictions on assignment and change of control in the management agreement, if the Nortel financing has been accelerated after our default; and

     - subject to certain requirements and limitations, that if Sprint PCS enters consent and agreement documents with similarly-situated lenders that have provisions that are more favorable to the lender, Sprint PCS will give the administrative agent written notice of the amendments and will amend the consent and agreement with Nortel in the same manner at the administrative agent's request; consequently, from time to time, Nortel and Sprint PCS may modify the consent and agreement so that it will contain terms and conditions more favorable to Nortel.

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     SPRINT PCS'S RIGHT TO PURCHASE ON ACCELERATION OF AMOUNTS OUTSTANDING UNDER
     THE NORTEL FINANCING

     Subject to the requirements of applicable law, so long as the Nortel financing remains outstanding, Sprint PCS has the right to purchase our operating assets or the partnership interests of our operating subsidiaries, upon its receipt of notice of an acceleration of the Nortel financing, under the following terms:

     - Sprint PCS elects to make such a purchase within a specified period;

     - the purchase price is the greater of an amount equal to 72% of our Entire Business Value or the amount we owe under the Nortel financing;

     - if Sprint PCS has given notice of its intention to exercise the purchase right, then the administrative agent is prohibited for a specified period after the acceleration or until Sprint PCS rescinds its intention to purchase, from enforcing its security interest; and

     - if we receive a written offer that is acceptable to us to purchase our operating assets or the partnership interests of our operating subsidiaries after the acceleration, then Sprint PCS has the right to purchase our operating assets or the partnership interests of our operating subsidiaries on terms at least as favorable to us as the offer we receive. Sprint PCS must agree to purchase the operating assets or the partnership interests of our operating subsidiaries within 14 business days of its receipt of the offer, on acceptable conditions, and in an amount of time acceptable to us.

     SALE OF OPERATING ASSETS OR THE PARTNERSHIP INTERESTS OF OUR OPERATING SUBSIDIARIES TO THIRD PARTIES

     If Sprint PCS does not purchase our operating assets or the partnership interests of our operating subsidiaries after an acceleration of the obligations under the Nortel financing, then the administrative agent may sell the operating assets or partnership interests. Subject to the requirements of applicable law, including the law relating to foreclosures of security interests, the administrative agent has two options:

     - to sell the assets or partnership interests to an entity that meets the requirements to be our successor under our affiliation agreements with Sprint PCS; or

     - to sell the assets or partnership interests to any third party, subject to specified conditions.

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                        DESCRIPTION OF OUR INDEBTEDNESS

THE NORTEL CREDIT FACILITY

     GENERAL

     We entered into a credit facility effective June 10, 1999 with Nortel for $123.0 million. We have since entered into a commitment letter with Nortel to increase the credit facility to $250.0 million to be effective as of the closing of this offering. As of December 31, 1999, we had borrowed $71.9 million under the facility. This facility constitutes senior debt secured by a first priority security interest in substantially all of our assets, including all the assets of Texas Telecommunications, LP and Alamosa Wisconsin Limited Partnership, our operating subsidiaries. This facility will be between Nortel, as lender and administrative agent, and our subsidiary, Alamosa PCS, Inc., a Delaware corporation, as borrower. We have agreed, and our current and future subsidiaries have agreed, to guarantee this facility. This description of the facility assumes that the terms of the commitment letter increasing the facility are currently in place. Nortel will not fund this increase in the facility unless various conditions are met, such as the negotiation, execution and delivery of definitive loan documents and the absence of adverse changes affecting us or our operations. There can be no assurance that we will fulfill all of these conditions.

     AMOUNT AND PURPOSE OF LOANS


     The credit agreement provides for three different tranches of borrowings evidenced by a single promissory note of $250.0 million. The Tranche A Commitment provides for borrowings up to $167.0 million, the Tranche B Commitment provides for borrowings up to $58.0 million and the Tranche C Commitment provides for borrowings up to $25.0 million. This facility is used to purchase equipment and services from Nortel, to fund other costs of the build-out of our portion of the Sprint PCS network and to fund costs associated with the financing. Nortel is the primary vendor of the equipment and services necessary to install our portion of the Sprint PCS network, and pursuant to our equipment agreement with Nortel, we are required to purchase a total of $167.0 million of equipment and services from Nortel, $117.6 million of which we were still required to purchase as of December 31, 1999. See "Business -- Network Operations -- Nortel Equipment Agreement."


     The amount that can be borrowed under Tranche B, and the amount that can be borrowed under Tranche C to pay third party expenses, is further limited to a borrowing base that is computed by the administrative agent at specified times, as provided in the credit agreement. The borrowing base is defined as 50% of the amount paid to Nortel to purchase equipment and services used in our portion of the Sprint PCS network. We have the option to reduce the amount of any of the commitments, and avoid the periodic fee charged on those unborrowed amounts. Any reduction must be at least $3.0 million. This is not a revolving credit arrangement so reductions cannot be reinstated, except for reductions that result from prepayments made with proceeds of our senior notes offering.

     COMMITMENT TERMINATION

     The Tranche A Commitment and the Tranche B Commitment are both scheduled to terminate 30 months from the closing date of the credit facility. The Tranche C Commitment is scheduled to terminate six months earlier. These commitments may also terminate:

     - when any commitment is fully funded;

     - on the first anniversary of the closing date if we have borrowed less than an aggregate of $100.0 million under all three commitments by that date, including borrowings under the June 10, 1999 facility;

     - upon a change of control of Alamosa PCS Holdings, Inc. or Alamosa PCS, Inc.;

     - if we voluntarily terminate any commitment; and

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     - if the administrative agent terminates one or all of the commitments due to the occurrence of an event of default under the credit agreement.

     A change in control will occur if:

     - Alamosa PCS Holdings, Inc. ceases to own all of the capital stock of Alamosa PCS, Inc.;

     - Alamosa PCS, Inc. ceases to own all of the capital stock of each subsidiary of Alamosa PCS, Inc., except that:

      - Alamosa Texas GP may own up to one percent of the ownership interests of Alamosa Texas;

      - Alamosa Wisconsin GP may own up to one percent of Alamosa Wisconsin; and

      - Wisconsin telephone companies may own up to three percent of Alamosa Wisconsin;

     - any person or group acquires more than 35% of the voting stock of Alamosa PCS Holdings, Inc.;

     - the directors of Alamosa PCS Holdings, Inc. who are elected or approved by the board of directors as of the closing of this offering, cease for any reason to constitute at least a majority of the board of directors of Alamosa PCS Holdings, Inc.; or

     - any person or group acquires more voting stock of Alamosa PCS Holdings, Inc. than is owned collectively by specific persons delineated in the credit agreement.

     SYNDICATION

     Nortel may reduce part or all of its total commitment through syndicating the loan to other lenders. If the loan is syndicated, then the administrative agent may change from Nortel to any successor administrative agent, acting on behalf of the lenders in the syndicated group.

     LOANS AND INTEREST OPTIONS

     We have multiple interest rate options available under the credit agreement:

     - we may borrow money as either a base rate loan with an interest rate equal to the prime or base rate of Citibank, N.A. (New York), plus 2.75%, or a Eurodollar loan with an interest rate equal to the London interbank offered rate, as adjusted for reserve requirements, plus 3.75%;

     - we may convert a base rate loan to a Eurodollar loan, or a Eurodollar loan to a base rate loan, at any time;

     - accrued interest is payable either on the last day of each month for base rate loans, the last day of the interest period for Eurodollar loans or, in the case of an interest period greater than three months, at three month intervals after the first day of such interest period;

     - we have the option to pay interest due on the loans with borrowings obtained under the Tranche C Commitment until the earlier of:

       - the second anniversary of the closing date;

       - the date the Tranche C Commitment is fully funded; and

       - the first anniversary of the closing date only if we have not borrowed at least $100.0 million under the Nortel financing by that date, including borrowings under the June 10, 1999 facility;

     - interest is due upon any prepayment or conversion from one interest type to another; and

     - all outstanding interest is due on the maturity date, which is 90 months after the closing date of the credit facility unless all of the commitments are terminated on the first anniversary of the closing date because we have borrowed less than $100.0 million, in which case the maturity date is the sixth anniversary of the closing date.

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     PAYMENT OF PRINCIPAL

     Scheduled. At the termination of the Tranche A and Tranche B Commitments, we must begin to repay, in quarterly installments, the principal on all borrowings made under that commitment. A fixed percentage is due each quarter:

     - for the first eight quarters, 3.75% of the principal balance of the loan is due per quarter;

     - for quarters nine through twelve, 5.00% per quarter; and

     - for quarters thirteen through the maturity date, 6.25% per quarter.

Any principal that has not been paid by the maturity date is due at that time.

     Optional Prepayments. We may voluntarily prepay any of the loans at any time, but any amount repaid may not be reborrowed since there are no revolving credit features.

     Mandatory Prepayments. We also must make mandatory prepayments under certain circumstances, including among others:

     - 50% of Alamosa PCS, Inc.'s excess cash flow, after March 31, 2003, or after March 31, 2001 if the commitments terminate on the first anniversary of the closing date;

     - any amount in excess of $250,000 received for asset sales outside the ordinary course of business or insurance proceeds, to the extent not reinvested in property or assets within a stated period of time; and

     - if we complete our senior notes offering, the credit agreement obligates us to prepay on the Nortel facility the lesser of $75.0 million or the amount then outstanding under that facility.

     All prepayments are applied to the outstanding loan balances pro rata in the inverse order of maturity, except where there is a borrowing base shortage, in which case prepayments are first applied there, and then pro rata among all three commitment tranches.

     All payments of principal, including voluntary and mandatory prepayments, reduce the amount of the commitments by the amount of the principal paid.

     FEES

     We are required to pay:

     - an origination fee of $3.8 million, 3% of the additional $127.0 million loan commitment made in the amended and restated credit agreement, at the execution of the credit agreement; and

     - a fee on the unfunded portion of each commitment, computed by multiplying the average daily unused amount of each commitment by 0.75% per year.

This second fee begins to accrue on the date that is six months after the closing date, and is payable in arrears on the last day of each calendar quarter until the termination of the relevant commitment. We must also pay a separate, annual agent's fee of $35,000 to the administrative agent.

     WARRANTS

     As additional consideration to Nortel for its financing commitment, we are required to issue to Nortel warrants for 2% of our total equity as of the closing date, on a fully-diluted basis. The warrants will spring into existence and be exercisable by Nortel on the second anniversary of the closing date, unless, among other options, we contribute $75.0 million of equity to Alamosa PCS, Inc. and prepay indebtedness outstanding under the Nortel facility. We intend to use a portion of the proceeds from our offering of senior discount notes to prepay enough of the Nortel financing to prevent the exercise of the warrants.

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However, we cannot assure you that we will choose to complete our notes offering and prepay any portion of the Nortel financing. Other options to terminate the warrants include:

     - the assignment of a portion of the loans by Nortel to unrelated lenders;

     - the combination of a minimum amount of loan prepayments and assignments of loans; or

     - the achievement of a maximum ratio of senior debt to total capitalization as of the second anniversary of the closing date and for the two consecutive calendar quarters immediately prior to the second anniversary of the closing date.

     However, if we do not complete an additional offering of equity or debt, we do not anticipate that the warrants will be terminated. The exercise price for the warrants will be the price paid for our common stock in this offering. Nortel may not transfer any of its rights with respect to the warrants before the first anniversary of the closing date, and any warrants transferred before the second anniversary of the closing date will be subject to the provisions preventing exercise of the warrants. In no event may the warrants be exercised after the eighth anniversary of the closing date.

     Nortel is entitled to multiple demand registration rights and unlimited piggyback registration rights of the common stock warrants.

     BOARD OBSERVATION RIGHT

     So long as Nortel holds any loans or commitments under the credit agreement, it is entitled to receive notices of all of our board and committee meetings and to have a non-voting observer in attendance at any of those meetings. However, Nortel will not have these rights if Alamosa PCS, Inc.'s ratio of annualized earnings before interest, taxes, depreciation and amortization to annualized cash interest expense plus principal payments is 1.0 to 1 or more for four consecutive quarters. Nortel may share information learned at those meetings with employees, officers, directors and attorneys who have a professional need to know the information, but the information must be kept confidential by those persons. The observer may be excused from a meeting at the request of a majority of the directors present during discussions involving sensitive information regarding Nortel or competitors of Nortel.

     MANAGEMENT TEAM; EMPLOYMENT AGREEMENTS

     The credit agreement requires us to have an experienced telecommunications management team reasonably satisfactory to the administrative agent, including a chief executive officer, chief financial officer, chief operating officer and chief technology officer. As a condition to closing the financing, key management is required to enter into employment agreements with a minimum term of two years, non-competition agreements and non-disclosure agreements.

     COLLATERAL

     The Nortel financing is secured by:

     - a perfected first priority lien on substantially all of Alamosa PCS Holdings, Inc.'s, Alamosa PCS, Inc.'s and the operating subsidiaries' current and future assets, and the assets of future subsidiaries;

     - a collateral assignment of our affiliation agreements with Sprint PCS;

     - a pledge by Alamosa PCS Holdings, Inc. to Nortel of shares of Borrower's capital stock owned by Alamosa and by Borrower of its ownership interests in the operating subsidiaries; and

     - guarantees from Alamosa PCS Holdings, Inc., the operating subsidiaries and all future direct or indirect subsidiaries of Alamosa PCS, Inc.

     We are obligated to grant to the administrative agent a first lien mortgage on any real property we acquire, together with a mortgagee policy of title insurance, a survey, an appraisal and an environmental survey.
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

     MINIMUM EQUITY REQUIREMENTS

     As a closing condition of the credit facility, we must raise a combined $148.0 million in equity capital. This amount will be comprised of the net proceeds from this offering of our common stock and the amount of capital contributed by our current stockholders. The current stockholders have contributed an aggregate of $37.0 million.

     CONDITIONS

     Alamosa PCS, Inc. must meet certain conditions before it may obtain any future borrowings under the credit agreement, including:

     - that there has been no event of default;

     - a reaffirmation of representations;

     - Alamosa PCS, Inc. has a debt to contributed capital ratio of less than or equal to 1.5 to 1;

     - submission of a borrowing base report;

     - that the loan would not exceed the borrowing base, if applicable; and

     - that there has not been a Material Adverse Effect, as defined in the credit agreement.

     NEGATIVE COVENANTS

     Other Debt. With limited exceptions such as intercompany debt incurred in the ordinary course of business and the guarantees of the senior discount notes, Alamosa PCS, Inc. and the operating subsidiaries have agreed not to incur additional debt.

     Organizational Issues and Capital Stock. Alamosa PCS, Inc. and the operating subsidiaries have agreed, with an exception for mergers with subsidiaries, not to:

     - become a party to a merger or a consolidation;

     - wind-up, dissolve or liquidate;

     - acquire all or a material or substantial part of the business or properties of another person; or

     - issue any capital stock other than to Alamosa PCS Holdings, Inc. or to Alamosa PCS, Inc.

     Alamosa PCS, Inc. further agreed not to issue, sell, assign or otherwise dispose of, to any person:

     - any of its capital stock;

     - any securities exchangeable for or convertible into or carrying any rights to acquire any of its capital stock; or

     - any option to acquire its capital stock.

     Payments and Investments. Alamosa PCS, Inc. and the operating subsidiaries have agreed not to make any "restricted payments." Restricted payments include:

     - dividends or distributions on account of shares of capital stock, except:

      - one payable solely in shares of stock;

      - intercompany dividends; and

      - dividends from Alamosa PCS, Inc. to Alamosa PCS Holdings, Inc. for use to pay interest on the senior discount notes;

     - any redemption, conversion, exchange, retirement, sinking fund, or other similar purchase of shares of capital stock;

     - any payment or prepayment of principal, premium, if any, or interest on, any subordinated debt;

     - any redemption, conversion, exchange, purchase, retirement or defeasance of any subordinated debt;

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

     - any loan, advance or payment to any officer, director or shareholder, except for reasonable compensation paid to officers or directors in the ordinary course; and

     - any payment made to retire any outstanding warrants, options or other rights to acquire capital stock.

     Modification of Agreements. Alamosa PCS, Inc. has agreed that, with limited exceptions, it will not consent to or implement any termination, amendment, modification, supplement or waiver of:

     - our affiliation agreements with Sprint PCS;

     - its business plan; or

     - any material contract.

     Other Negative Covenants. Alamosa PCS, Inc. and the operating subsidiaries have agreed not to:

     - dispose of property except in certain circumstances;

     - enter into any operating leases or sale/leaseback transactions, other than specified exceptions;

     - engage in any line of business other than operation of our portion of the Sprint PCS network, and related ownership and financing activities;

     - conduct any activity on real property that would violate environmental laws;

     - restrict any subsidiary's ability to pay dividends;

     - pay management fees other than to Sprint PCS;

     - terminate the Supply Agreement, the agreement pursuant to which Nortel provides goods and services to us relating to the Sprint PCS network, before the third anniversary of the closing date, or before the first anniversary of the closing date if less than $100.0 million has been borrowed at that time;

     - take certain actions that would violate ERISA; or

     - prepay fees owed to Sprint PCS.

     Alamosa PCS Holdings, Inc. has agreed not to engage in any business other than the ownership of capital stock and other capital raising activities. Alamosa PCS Holdings, Inc. has also agreed to maintain a ratio of total debt to total capitalization of 0.75 to 1 or less when its senior debt is 40% or more of its total debt and 0.80 to 1 or less when its senior debt is less than 40% of its total debt.

     FINANCIAL AND OPERATING COVENANTS

     Alamosa PCS, Inc. is subject to financing and operating covenants including:

     - a maximum ratio of total debt to total capitalization;

     - a maximum ratio of total debt to annualized earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, for each quarter;

     - minimum annualized EBITDA for each quarter;

     - minimum number of subscribers;

     - minimum quarterly revenue;

     - maximum cumulative capital expenditures not to exceed a specified amount;

     - maximum yearly payments under operating leases; and

     - minimum quarterly fixed charge coverage ratio, which is the ratio of EBITDA plus cash and the unused portion of the loan to consolidated fixed charges.

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

     EVENTS OF DEFAULT

     In addition to failing to perform, observe or comply with the covenants, agreements and terms of the credit agreement, it is an event of default under the credit agreement if any party with financial responsibility for the loans or the outstanding, unsecured equity commitments, or Sprint PCS signatory to the management agreement with Sprint PCS:

     - becomes insolvent, commences or suffers bankruptcy proceedings or suffers other indicia of extreme financial duress.

     Other events of default include:

     - an attachment against Alamosa PCS, Inc.'s or its subsidiaries' property that is not released within 30 days and the amount of the proceedings is greater than $500,000;

     - a judgment against Alamosa PCS, Inc. or its subsidiaries of greater than $500,000;

     - failure to pay other loans as they become due;

     - a breach by Alamosa PCS, Inc. under the supply agreement with Nortel, the consent and agreement with Nortel or our affiliation agreements with Sprint PCS;

     - any change in control of Alamosa PCS Holdings, Inc.; or

     - any Material Adverse Effect occurs, which effect is broadly defined in the credit agreement to include things that could have a material adverse effect on Alamosa PCS, Inc.'s business, on Alamosa PCS, Inc.'s ability to repay the loan, or on Nortel's collateral.

SENIOR DISCOUNT NOTES

     We intend to raise approximately $156 million through a public offering of our senior discount notes. The senior discount notes will be unsecured obligations, will rank equally with all our existing and future senior debt and will rank senior to all our existing and future subordinated debt.

     The senior discount notes will be fully and unconditionally, jointly and severally guaranteed on a senior subordinated basis by our current subsidiaries and our future restricted subsidiaries. See "The Reorganization" regarding the ownership structure of our subsidiaries. The guarantees will be unsecured obligations and:


     - will be subordinate to each subsidiary guarantor's obligations under the Nortel financing and other credit facilities with banks or institutional lenders;


     - will rank equally with all existing and future senior subordinated debt of each subsidiary guarantor; and

     - will be senior to all existing and future subordinated debt of each subsidiary guarantor.

     We may redeem some or all of the senior discount notes beginning in 2005, and until 2003 we may redeem a portion of the senior discount notes with the net proceeds of an equity offering.

     The senior discount notes will be issued at a discount to their principal amount and will accrete in value until 2005, at which time their accreted value will equal their principal amount. Interest will begin to accrue at this time and will be payable semi-annually. The senior discount notes will contain covenants limiting our ability and the ability of our subsidiaries to:

     - incur additional debt or issue preferred stock;

     - pay dividends, redeem capital stock or make other restricted payments or investments;

     - create liens on assets;

     - merge, consolidate or dispose of assets;

     - enter into transactions with affiliates; and

     - change lines of business.

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

     Holders of the senior discount notes will have the right to require us to repurchase all or any part of their senior discount notes, at 101% of the accreted value, if before 2005, or 101% of the aggregate principal amount thereafter, together with accrued and unpaid interest, upon a change of control of Alamosa.

     Events of default in respect of the senior discount notes include, among others, failure to pay interest or principal on the senior discount notes when due, failure to perform covenants, acceleration of the maturity of other debt, events of bankruptcy, certain judgments against us and the occurrence of any event of default pursuant to our affiliation agreements with Sprint PCS.

     We anticipate that the proceeds from our proposed offering of senior discount notes will not be needed to fund the required capital expenditures, working capital requirements, operating losses and other cash needs of our current business plan. We intend to use a portion of the proceeds of that offering to prepay $75.0 million of indebtedness outstanding under the Nortel facility. We may decide to use the remaining proceeds of that offering to:


     - accelerate coverage within our existing territory



     - build-out additional areas within our existing territory;



     - expand our existing territory;



     - pursue additional telecommunications business opportunities or acquire other telecommunications businesses or assets; or


     - cover general corporate purposes.

     However, if we do not use the remaining proceeds of our notes offering for these purposes, we may decide to:

     - prepay additional debt outstanding under the Nortel facility; or

     - avoid drawing additional amounts under the Nortel facility.

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

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table presents information with respect to our directors and executive officers.

NAME                                        AGE                    POSITION
----                                        ---                    --------
David E. Sharbutt.........................  50    Chairman of the Board of Directors and
                                                  Chief Executive Officer
Jerry W. Brantley.........................  54    Chief Operating Officer
Kendall W. Cowan..........................  45    Chief Financial Officer
W. Don Stull..............................  37    Chief Technology Officer
Michael R. Budagher.......................  41    Director
Ray M. Clapp, Jr..........................  39    Director
Scotty Hart...............................  49    Director
Thomas Hyde...............................  54    Director
Schuyler B. Marshall......................  54    Director
Tom M. Phelps.............................  50    Director
Reagan W. Silber..........................  38    Director
Jimmy R. White............................  60    Director

     David E. Sharbutt. Mr. Sharbutt has been our Chairman and a director since Alamosa was founded in July 1998. Mr. Sharbutt was named our Chief Executive Officer on October 1, 1999. Mr. Sharbutt was formerly the President and Chief Executive Officer of Hicks & Ragland, now known as CHR Solutions, Inc. Mr. Sharbutt is currently employed by CHR Solutions as a Senior Consultant. He has been at CHR Solutions since 1977, where he has worked with independent telephone companies in developing strategic, engineering and implementation plans for various types of telecommunications services. Before he joined CHR Solutions, Mr. Sharbutt was employed by Southwestern Bell. Mr. Sharbutt holds a Bachelor of Science degree in Electrical Engineering from Texas Tech University. Mr. Sharbutt was Vice President of Alamo IV LLC until its dissolution in November 1999. He also serves as a director for, and is a shareholder of, CHR Solutions and is a director for, and shareholder and President of US Consultants, Inc. In addition, he is a director for TechTel Communications Corporation, Accipiter Communications, and previously was a director of Alamo Cellular, Inc., all non-public companies.

     Jerry W. Brantley. Mr. Brantley has been our Chief Operating Officer since October 1998. He is responsible for overseeing all aspects of operations including market operations, network build-out, marketing and distribution. From June 1996 to October 1998, he was General Manager of the H&R Strategic Group of Hicks & Ragland. From December 1994 to June 1996, Mr. Brantley was Executive Vice President and General Manager for Mainstreet Wireless, a national wireless personal communications services consortium of independent telecommunications companies and other companies. From May 1993 to November 1994, Mr. Brantley was President and General Manager of the Business Crime Council of South Texas, Inc., a crime prevention organization. From 1984 to 1993, Mr. Brantley held various executive management positions in sales, marketing, public relations and regulatory matters for Southwestern Bell Mobile Systems. Mr. Brantley holds a Bachelor of Business Administration degree from the University of Oklahoma.

     Kendall W. Cowan. Mr. Cowan became our Chief Financial Officer in December 1999. From October 1993 to December 1999, he was a partner in the public accounting firm of Robinson Burdette Martin & Cowan, L.L.P. and from January 1986 to September 1993, he was a partner in the Lubbock and Dallas offices of Coopers & Lybrand. He provided consulting and accounting services to a wide range of clients at both firms including public companies. He is a Certified Public Accountant and a member of both the American Institute of Certified Public Accountants and the Texas Society of Certified Public Accountants. Mr. Cowan is Chairman of the Board and a stockholder of ShaCo Xpress, Inc., a director of Robert Heath Trucking, Inc., and a member of C.C. & Co., L.L.C., all of which are non-public companies.

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

     W. Don Stull. Mr. Stull has been our Chief Technology Officer since October 1998. He was formerly Vice President of Hicks & Ragland. He has held various management and engineering positions at Hicks & Ragland since 1988. From 1985 to 1988 he was an engineer at Turner Collie & Braden, Inc. From 1980 to 1984, he was an engineering technician for different companies. Mr. Stull received his M.B.A. from Texas Tech University and holds a Bachelor of Science degree in Civil Engineering from Texas Tech University.

     Michael R. Budagher. Mr. Budagher has served as a director of Alamosa since December 21, 1998. Mr. Budagher was the founder of Specialty Constructors, a wholly owned subsidiary of Specialty Teleconstructors, Inc., a wireless infrastructure installation company. He served as the President, Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Specialty from 1990 to 1998. Mr. Budagher is also a founder, stockholder and the President of Specialty Antenna Site Resources, Inc. and was a founder and served as the President of Specialty Constructors Coatings, Inc. until March 1997. He also serves as the managing member and President of the Budagher Family LLC as well as a Manager of West Texas PCS, LLC, both non-public limited liability companies.

     Ray M. Clapp, Jr. Mr. Clapp has served as a director since Alamosa was founded in July 1998. Since 1995, Mr. Clapp has been Managing Director, Acquisitions and Investments for The Rosewood Corporation, the primary holding company for the Caroline Hunt Trust Estate. From 1989 to 1995, he has held various officer level positions with The Rosewood Corporation and its subsidiaries. Prior to his employment with The Rosewood Corporation, Mr. Clapp was a consultant with Booz, Allen & Hamilton, a management consulting firm.

     Scotty Hart. Mr. Hart has served as a director since Alamosa was founded in July 1998. He has also served as General Manager of South Plains Telephone Cooperative, a wireline and wireless telecommunications company, since April 10, 1995, and previously as Assistant Manager of South Plains Telephone Cooperative. Mr. Hart is currently Vice President of SPPL, Inc., Chairman of the General Partners Committee for Caprock Cellular Limited Partnership and past Chairman for Texas RSA3 Limited Partnership, all affiliates of South Plains Telephone Cooperative. He is also General Manager of South Plains Advanced Communications & Electronics, Inc., a wholly owned subsidiary of South Plains Telephone Cooperative, and Secretary of Alamo Cellular, Inc., a non-public holding company with interests in a wireless telecommunications service provider and an affiliate of South Plains Advanced Communications & Electronics, Inc. In addition, Mr. Hart is the general partner and a limited partner of Lubbock HLH, Ltd. He was President of Alamo IV LLC until its dissolution in November 1999. Mr. Hart also serves as a director of Texas Statewide Telephone Cooperative, Inc., a non-public company.

     Thomas Hyde. Mr. Hyde has served as a director since Alamosa was founded in July 1998. From 1996 to 1997, Mr. Hyde served as an Assistant Manager of Taylor Telephone Cooperative, Inc., a landline telephone service provider, and has served as Manager of that company since 1998. He has also served as Manager of Taylor Telecommunications, Inc., a cellular services provider. Prior to 1996, Mr. Hyde was self-employed in the farming and ranching business. Mr. Hyde was also Secretary of Alamo IV LLC until its dissolution in November 1999. Mr. Hyde currently serves as a director of Alamo Cellular, Inc. and was a director of Taylor Telephone Cooperative, Inc. and Taylor Telecommunications, Inc. from 1979 to 1996.

     Schuyler B. Marshall. Mr. Marshall has served as a director of Alamosa since November 1999. He has served as President of The Rosewood Corporation, the primary holding company for the Caroline Hunt Trust Estate, since January 1, 1999. From 1996 through 1998, he served as Senior Vice President and General Counsel, and Executive Director of The Rosewood Corporation, and as director and president of various of its subsidiaries. He currently serves as a member of the advisory board of Rosewood Capital IV, L.P., a San Francisco based venture capital fund that will focus on e-commerce, telecommunications and other consumer oriented investments. Mr. Marshall also serves as the sole manager of Rosewood Telecommunications, L.L.C., a stockholder of Alamosa. Prior to his employment with The Rosewood Corporation, Mr. Marshall was a senior shareholder with Thompson & Knight, P.C., in Dallas, where he practiced law since 1970.

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

     Tom M. Phelps. Mr. Phelps has served as a director of Alamosa since December 21, 1998. He has served as Executive Vice President and General Manager of ENMR Telephone Cooperative, a telecommunications services provider, and of Telecommunications Holdings East, since September 1997. Mr. Phelps is also currently Executive Vice President of Plateau Telecommunications Incorporated, a wireless and wireline telecommunications provider and wholly owned subsidiary of Telecommunications Holdings East. Additionally, Mr. Phelps served as Assistant Manager of ENMR Telephone Cooperative and its wholly owned subsidiaries from 1995 to 1997, and as Area Manager of GTE Corporation, a telephone service provider, from 1994 to 1995. He is currently a director of Rocky Mountain Telecommunications Association, a non-public company.

     Reagan W. Silber. Mr. Silber has served as a director since Alamosa was founded in July 1998. He has been the founder and managing shareholder of Silber Pearlman, P.C., a law firm, since 1989. He is also a director and the President of Tregan International Corp., a director and the President of BPS Realty, Inc., and a director of Independent Bank of Plano, all non-public companies.

     Jimmy R. White. Mr. White has served as a director since Alamosa was founded in July 1998. He has served as the General Manager of XIT Rural Telephone Cooperative, Inc. and its subsidiaries, XIT Telecommunication & Technology, Inc., XIT Cellular, and XIT Fiber, Inc., all wireline and wireless telecommunications services providers, since 1975. He was the Treasurer of Alamo IV LLC until its dissolution in November 1999. Mr. White currently serves as the President of Alamo Cellular, Inc. He also currently serves as a director of Texas Telephone Association, a non-public company, and Forte of Colorado, a general partnership.

BOARD OF DIRECTORS

     Under the terms of Alamosa PCS, LLC's Regulations, the number of managers to serve on the Alamosa's board of managers was fixed at nine managers. Alamo IV had the right to appoint five of the managers and the financial members, comprised of Rosewood Telecommunications, LLC, Tregan International Corp., West Texas PCS LLC, Longmont PCS LLC and Yellow Rock PCS, L.P., had the right to appoint a total of four of the managers. If Alamo IV's percentage interest in Alamosa PCS, LLC fell below 45% then the number of managers it was able to appoint also fell in a corresponding manner. Likewise, if the financial members combined percentage interest in Alamosa PCS, LLC fell below 33% then the number of managers they were able to appoint as a group also fell in a corresponding manner. Neither Alamo IV's number of appointments nor the financial members' number of appointments increased as a result of a decrease in the other group's percentage interest. Any remaining manager position was to be filled by a manager elected by a majority of the members of Alamosa PCS, LLC. As a result of Alamo IV's dissolution in November 1999, Alamo IV no longer holds any right to appoint managers, but the former members of Alamo IV are currently still able to act together to appoint five of the managers. Prior to the closing of this offering, Alamosa PCS, LLC will be reorganized and the current managers of Alamosa PCS, LLC will become directors of Alamosa PCS Holdings, Inc. Upon this reorganization, the former members of Alamo IV and the financial members will lose their right to appoint any future directors. For further information on the reorganization, see "The Reorganization."

     After the reorganization, our board of directors will be fixed at nine members. We will divide our board of directors into three classes. Ray M. Clapp, Jr., Jimmy White and Thomas Hyde constitute Class I and will stand for election at the annual meeting of stockholders to be held in 2001. Michael R. Budagher, Schuyler B. Marshall and Reagan W. Silber constitute Class II and will stand for election at the annual meeting of stockholders to be held in 2002. Tom M. Phelps, David E. Sharbutt, and Scotty Hart constitute Class III and will stand for election at the annual meeting of stockholders to be held in 2003. After the initial term following the offering, directors in each class will serve for a term of three years, or until his or her successor has been elected and qualified and will be compensated at the discretion of the board of directors. Executive officers are ordinarily elected annually and serve at the discretion of the board of directors.

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

     COMPENSATION OF DIRECTORS

     Currently, we do not compensate our directors. No director who is an employee of Alamosa receives separate compensation for services rendered as a director. Starting in June 1999, we had an arrangement with Hicks & Ragland, now known as CHR Solutions, to pay $175 per hour for David Sharbutt's services as Chairman of our board of directors. This arrangement with Hicks & Ragland ended on October 1, 1999, when Mr. Sharbutt became our Chief Executive Officer.


     Pursuant to the 1999 Long Term Incentive Plan, each of our current directors who is an independent director because he or she is not an officer or employee of Alamosa has received an initial option to purchase 28,000 shares of our common stock. We granted an option to purchase an additional 15,000 shares of our common stock to Mr. Clapp for his performance of additional duties as director with respect to this initial public offering and our proposed debt offering. These initial options become exercisable with respect to 100% of the shares covered thereby upon consummation of this offering. Directors joining Alamosa after this offering will automatically receive an initial option to purchase 28,000 shares of our common stock on the date he or she becomes one of our directors. All initial options will expire on the tenth anniversary of the date of grant. In addition to the initial option, each independent director will receive a grant pursuant to our 1999 Long Term Incentive Plan of an annual option to purchase that number of shares of our common stock equal to $60,000 divided by the fair market value of our common stock on the date of grant. The annual option will be automatically granted on the date of the first full meeting of our board of directors following the end of each fiscal year. The annual option will immediately vest on the date of grant and will expire on the tenth anniversary of the date of grant. The exercise price of all options granted to independent directors must be equal to the fair market value of our common stock on the date of grant. Directors who are also our officers or employees receive no additional compensation for serving as directors. All of our directors are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to, and attendance at, meetings of the board of directors or committees thereof.


     BOARD COMMITTEES

     Our board of directors has established five committees. They are the:

     - audit committee;

     - compensation committee;

     - finance committee;

     - stock option plan committee; and

     - nominating committee.

     The audit committee is responsible for recommending to the board of directors the engagement of our independent auditors and reviewing with the independent auditors the scope and results of the audits, our internal accounting controls, audit practices and the professional services furnished by the independent auditors. The current members of the audit committee are Messrs. White, Phelps, Budagher and Clapp.

     The compensation committee is responsible for reviewing and approving all compensation arrangements for our officers. The current members of the compensation committee are Messrs. Silber, Marshall and Hyde.

     The finance committee is responsible for providing budget oversight and dealing with capital structure issues. The current members of the finance committee are Messrs. Clapp, White, Sharbutt and Hart.

     The stock option plan committee is responsible for reviewing and approving the terms of any stock option grants or other awards under the 1999 Long Term Incentive Plan and reviewing and approving the terms of any future stock option plans. The current members of the stock option plan committee are Messrs. Silber, Marshall and Hyde.

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

     The nominating committee is responsible for:

     - seeking out possible candidates for the board of directors;

     - reviewing the slate of directors to be elected by the stockholders;

     - reviewing the qualifications for candidates for corporate offices recommending the officers for approval by the board of directors;

     - and evaluating the performance of current directors.

     The current members of the nominating committee are Messrs. Phelps, Budagher, White, Clapp, Silber, Marshall, Hyde and Sharbutt.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The compensation committee of our board of directors currently consists of Messrs. Silber, Marshall and Hyde. None of these committee members are or have been executive officers of us or our subsidiaries. From our inception on July 16, 1998 through December 9, 1999, our board of directors determined the compensation of our executive officers. David Sharbutt, our Chief Executive Officer, is Chairman of our board of directors. He is also employed as a Senior Consultant and is a director and shareholder of CHR Solutions, an engineering consulting firm that provides services to us. See "Certain Relationships and Related Transactions" for more details on these transactions. Mr. Sharbutt has also served on the board of directors of Alamo Cellular, Inc. Currently Scotty Hart is Secretary of Alamo Cellular, Inc. and Jimmy White is President of Alamo Cellular, Inc. Both Mr. Hart and Mr. White are also on our board of directors. In addition, Alamo IV LLC, prior to its dissolution in November 1999, had been controlled by its members. Mr. Sharbutt represents a company called Harlamo LLC that is a member of Alamo IV LLC and he also serves as Vice President of Alamo IV LLC. Thomas Hyde, who is one of our directors, along with Scotty Hart and Jimmy White, serve as executive officers of Alamo IV LLC.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

     Our full board of directors addressed all matters concerning executive compensation until December 9, 1999, when we formed an executive compensation committee consisting of Messrs. Silber, Marshall and Hyde. Since its formation, the compensation committee has addressed executive compensation matters.

     Our executive compensation philosophy reflects our belief that the compensation of executives should:

     - be linked to achievement of our business and strategic goals;

     - be aligned with the interests of stockholders through awards of stock options and other stock-based compensation;

     - recognize individual contributions, as well as overall business results; and

     - result in attracting, motivating and retaining highly-talented executives to serve us.

To achieve these objectives, our current compensation program consists of the following elements:

     - Base salary;

     - Annual incentive compensation, the receipt of which is based on:

          - our financial performance from year to year; and/or

          - significant individual contributions; and

     - Long-term incentive compensation, primarily in the form of stock options.

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

     Jerry Brantley, as Chief Operating Officer, acted in a capacity similar to that of chief executive officer during the period from the inception of Alamosa, July 16, 1998, to October 1, 1999, when David Sharbutt was elected Chief Executive Officer. Mr. Sharbutt has served as our chief executive officer since that time. The structure of Mr. Brantley's fiscal 1999 compensation was based in part on comparisons to the compensation of executives in similar positions with other companies in the industry, as well as Mr. Brantley's level of responsibility, experience and contribution to our business objectives and the board's ongoing assessment of our operations. In accordance with such factors, we entered into an amended and restated employment agreement with Mr. Brantley, effective October 1, 1999. This agreement provides for a base salary of $175,000, subject to increases at our board's discretion. In addition, the agreement provides that Mr. Brantley is eligible for quarterly bonuses upon the achievement of certain performance targets established by our board, and grants Mr. Brantley stock options that vest over three years. See "-- Employment Agreements -- Jerry W. Brantley." Pursuant to this employment agreement, Mr. Brantley received compensation totaling $302,200 for fiscal 1999, representing a salary of $175,000, a bonus of $120,000 and a car allowance of $7,200. Our board believes that the structure of Mr. Brantley's compensation, with its emphasis on our performance, is in the best interest of our stockholders because it more closely aligns the interests of Mr. Brantley and our stockholders.

     The structure of Mr. Sharbutt's fiscal 1999 compensation was also based in part on comparisons to the compensation of executives in similar positions with other companies in the industry, as well as Mr. Sharbutt's level of responsibility, experience and contribution to our business objectives and the board's ongoing assessment of our operations. In accordance with such factors, we entered into an employment agreement with Mr. Sharbutt, effective October 1, 1999. This agreement provides for a base salary of $175,000, subject to increases at our board's discretion. In addition, the agreement provides that Mr. Sharbutt is eligible for quarterly bonuses upon the achievement of certain performance targets established by our board. See "-- Employment
Agreements -- David E. Sharbutt." Pursuant to this employment agreement, Mr. Sharbutt received compensation totaling $91,250 for fiscal 1999, representing a salary of $43,750, a bonus of $43,750 and a car/club dues allowance of $3,750. Our board believes that the structure of Mr. Sharbutt's compensation, with its emphasis on our performance, is in the best interest of our stockholders because it more closely aligns the interests of Mr. Sharbutt and our stockholders.

     Other than Mr. Brantley as Chief Operating Officer and Mr. Sharbutt as Chief Executive Officer, W. Don Stull, as Chief Technology Officer, also received substantial compensation during fiscal 1999. Our philosophy for the compensation of our executive officers focuses on each individual's level of responsibility, experience and contribution to our business objectives and the board's ongoing assessment of our operations. The board places emphasis on compensation that closely aligns the executive's interests with the stockholders' interests. Therefore, a significant percentage of each executive officer's total compensation is tied to our performance through:

     - bonus eligibility, based on a combination of our performance and individual achievement; and

     - stock option awards.

     In August 1993, as part of the Omnibus Budget Reconciliation Act of 1993,
Section 162(m) of the Internal Revenue Code was enacted, which section provides for an annual one million dollar limitation on the deduction that an employer may claim for compensation of certain executives. Section 162(m) of the Internal Revenue Code provides an exception to the deduction limitation for certain performance-based compensation, and it is the intent of the board to qualify executive compensation for such exception to the extent necessary, feasible and in our best interests.

David E. Sharbutt (Chairman)                                 Schuyler B. Marshall
Michael R. Budagher                                          Tom M. Phelps
Ray M. Clapp, Jr.                                            Reagan W. Silber
Scotty Hart                                                  Jimmy R. White
Thomas Hyde

EXECUTIVE COMPENSATION

     The following table presents summary information with respect to the compensation paid to David E. Sharbutt, Jerry W. Brantley, Kendall W. Cowan and
W. Don Stull during the period from the inception of Alamosa, July 16, 1998, to December 31, 1998 and for the year ended December 31, 1999. We had no chief executive officer during the period from inception, July 16, 1998, to December 31, 1998. Mr. Brantley, as Chief Operating Officer, acted in a capacity similar to that of chief executive officer during that period. David E. Sharbutt became our chief executive officer effective as of October 1, 1999, and has served as our chief executive officer since that time.

                           SUMMARY COMPENSATION TABLE

                                                            LONG-TERM COMPENSATION
                                                           ------------------------
                                 ANNUAL COMPENSATION       RESTRICTED   SECURITIES
                              --------------------------     STOCK      UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR    SALARY     BONUS       AWARDS       OPTIONS      COMPENSATION
---------------------------   ----   --------   --------   ----------   -----------    ------------
David E. Sharbutt
  Chief Executive
Officer(1)..................  1999   $ 43,750   $ 43,750         --       1,697,500     $   3,750(2)
Jerry W. Brantley
  Chief Operating Officer...  1999   $175,000   $120,000         --       1,697,500(3)  $   7,200(4)
                              1998   $ 40,385   $ 13,846         --              --(3)  $   1,662(4)
Kendall W. Cowan
  Chief Financial
Officer(5)..................  1999   $ 12,500   $ 12,500         --       1,455,000     $     600(4)
W. Don Stull
  Chief Technology
Officer.....................  1999   $ 90,000   $ 60,000         --              --     $   4,800(4)
                              1998     14,723   $      0         --         145,500(6)  $     554(4)

---------------

(1) Mr. Sharbutt became Chief Executive Officer on October 1, 1999.

(2) Consists of a monthly car and club dues allowance.

(3) During 1998, we granted Mr. Brantley three series of options to purchase up to an aggregate 1.5% membership interest in Alamosa PCS, LLC. The exercise price per share was $1.08 for the first of these series, $1.15 for the second series and $1.25 for the third series. We will record compensation expense totaling $9,341,100 in connection with these options. As part of the reorganization, these options were terminated and replaced by two options granted under the 1999 Long-Term Incentive Plan. The first option is exercisable immediately for 242,500 shares of our common stock at an exercise price of $1.15 per share. The second option vests over the next four years and is exercisable for 1,455,000 shares of our common stock with an exercise price equal to the initial public offering price.

(4) Consists of a monthly car allowance.

(5) Mr. Cowan became Chief Financial Officer on December 1, 1999.


(6) During 1998, we granted Mr. Stull three series of options to purchase up to an aggregate 0.3% membership interest in Alamosa PCS, LLC that vest monthly beginning on April 29, 2000 and expire on December 31, 2006. As part of the reorganization, these options will be exchanged for three series of options to purchase an aggregate of 145,500 shares of our common stock. The exercise price per share is $1.1296 for the first series, $1.2477 for the second series and $1.4238 for the third series of these common stock options. The options to purchase common stock will retain the same vesting schedule as the options to purchase membership interests.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

     The table below provides information regarding stock options granted to the named executive officers in fiscal year 1999. None of the named executive officers received stock appreciation rights, or SARs.


                                                                   INDIVIDUAL GRANTS
                       ---------------------------------------------------------------------------------------------------------
                                                                                     POTENTIAL       POTENTIAL REALIZABLE VALUE
                                      % OF TOTAL                                     REALIZABLE        AT ASSUMED ANNUAL RATES
                       NUMBER OF       OPTIONS                                        VALUE AT       OF STOCK PRICE APPRECIATION
                       SECURITIES     GRANTED TO       EXERCISE                       ASSUMED            FOR OPTION TERM(1)
                       UNDERLYING    EMPLOYEES IN       PRICE        EXPIRATION   INITIAL OFFERING   ---------------------------
NAME                    OPTIONS      FISCAL YEAR     (PER SHARE)        DATE        PRICE OF $14        5%($)          10%($)
----                   ----------    ------------   --------------   ----------   ----------------   ------------   ------------
David E. Sharbutt....    242,500(2)        5%           $1.15        12/5/2009       3,116,125         5,251,222      8,526,881
                       1,455,000          30%       initial public   12/5/2009              --        12,810,584     32,464,534
                                                    offering price
Jerry W. Brantley....    242,500(3)        5%           $1.15        12/5/2009       3,116,125         5,251,222      8,526,881
                       1,455,000(3)       30%       initial public   12/5/2009              --        12,810,584     32,464,534
                                                    offering price
Kendall W. Cowan.....  1,455,000          30%       initial public   12/5/2009              --        12,810,584     32,464,534
                                                    offering price


---------------

(1) Based on an assumed initial public offering price of $14.00

(2) In connection with these options, we will record compensation expense totaling $3,116,125.

(3) During 1998, we granted Mr. Brantley three series of options to purchase up to an aggregate 1.5% membership interest in Alamosa PCS, LLC. The exercise price per share is $1.08 for the first of these series, $1.15 for the second series and $1.25 for the third series. We will record compensation expense totaling $9,341,100 in connection with these options. As part of the reorganization, these options were terminated and replaced by two options granted under the 1999 Long-Term Incentive Plan. The first option is exercisable immediately for 242,500 shares of our common stock at an exercise price of $1.15 per share. The second option vests over the next four years and is exercisable for 1,455,000 shares of our common stock with an exercise price equal to the initial public offering price.

AGGREGATED FISCAL YEAR-END OPTION VALUES

     The following table provides summary information regarding options held by our named executive officers as of December 31, 1999. There was no public market for the common stock as of December 31, 1999. Accordingly, the value of unexercised in-the-money options is based on an assumed initial public offering price of $14.00, less the exercise price payable for such shares.


                                                                 NUMBER OF SECURITIES
                                                                UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                      SHARES                    OPTIONS/SARS AT FISCAL         IN-THE-MONEY OPTIONS/
                                     ACQUIRED       VALUE             YEAR-END(#)             SARS AT FISCAL YEAR-END
NAME                              ON EXERCISE(#)   REALIZED   (EXERCISABLE/UNEXERCISABLE)   (EXERCISABLE/UNEXERCISABLE)
----                              --------------   --------   ---------------------------   ---------------------------
David E. Sharbutt...............        --            --           242,500/1,455,000                  $3,116,125/$0
Jerry W. Brantley...............        --            --           242,500/1,455,000                  $3,116,125/$0
Kendall W. Cowan................        --            --                --/1,455,000                          --/$0
W. Don Stull....................        --            --                  --/145,500                  --/$1,852,647

BENEFIT PLANS

     1999 LONG TERM INCENTIVE PLAN

     The 1999 Long Term Incentive Plan has been adopted by our board of directors and stockholders. The purpose of the plan is to attract and retain the services of our key management employees, outside directors and consultants by providing those persons with a proprietary interest in us. The plan allows us to provide that proprietary interest through the grant of:

     - incentive stock options;

     - nonqualified stock options;

     - tandem and independent stock appreciation rights;

     - stock bonuses; and

     - restricted stock.


The aggregate number of shares of common stock that may be issued under the plan is 7,000,000. We have granted options effective as of the closing of this offering to purchase 5,554,000 shares of our common stock with an exercise price equal to the initial public offering price per share to directors, officers, employees and consultants and to purchase 630,500 shares of our common stock with per share exercise prices ranging from $1.12 to $1.42 to three of our executive officers.


     The option plan will be administered by our board of directors or by a stock option plan committee appointed by our board of directors, which will be authorized, subject to the provisions of the option plan, to grant awards and establish rules and regulations as it deems necessary for the proper administration of the option plan and to make whatever determinations and interpretations it deems necessary or advisable.

     An incentive option may not have an exercise price less than the fair market value of the common stock on the date of grant or an exercise period that exceeds ten years from the date of grant and is subject to other limitations which allow the option holder to qualify for favorable tax treatment. Nonqualified options may have an exercise price of less than, equal to or greater than the fair market value of the underlying common stock on the date of grant but, like incentive options, are limited to an exercise period of no longer than ten years.

     The committee determines and designates those persons to whom awards are granted and determines:

     - the award period;

     - the date of grant;

     - the vesting period; and

     - other terms, provisions, limitations and performance requirements approved by the committee, but not inconsistent with the plan.

     The committee also has the discretion to reprice stock option awards.


     An option will not be transferable except by will or by the laws of descent or distribution, unless specified in the plan or determined otherwise by our board of directors or the committee.

     Awards under the plan may contain provisions that, if a change in control of Alamosa occurs, give the stock option plan committee discretion to offer to purchase awards from plan participants and make adjustments or modifications to outstanding awards to protect and maintain the rights and interests of the plan participants or take any other action the award agreements may authorize. A change in control of Alamosa is deemed to occur for purposes of the plan upon any of the following events:

     - the approval by our stockholders of a plan to dissolve or liquidate Alamosa;

     - continuing directors, who are persons who were serving on our board of directors when the plan was adopted or who afterwards were elected to the board of directors by majority of the directors in office, cease to constitute at least 50% of the board of directors;

     - a consolidation or merger in which we do not survive, or in which our stockholders do not retain the same proportionate common stock ownership in the surviving company after the merger; or

     - a sale of substantially all of our assets, unless the sale is due to the default by us or our affiliates under any:

      - credit or related agreement among us or our affiliates or successors and Nortel Networks, Inc. or any other lender; or

      - management or related agreement among us or our affiliates or successors and Sprint Spectrum, LP, SprintCom, Inc., WirelessCo, LP, Sprint Communications Company, LP or their affiliates or successors.

     The events described in the third and fourth bullet points above will not be deemed a change in control of Alamosa if after the event:

     - continuing directors constitute at least 50% of the board of directors of the continuing, surviving or acquiring entity, or that entity's ultimate parent entity if the parent entity has at least a majority of the voting power of the entity; and

     - the continuing, surviving or acquiring entity, or that entity's ultimate parent entity, assumes all of the outstanding stock options under the plan.

     401(K) RETIREMENT PLAN

     We have established a tax-qualified employee savings and retirement plan. Employees may elect to contribute up to 20% of their annual compensation on a pre-tax basis and up to an additional 10% of their annual compensation on an after-tax basis to the retirement plan. "Highly Compensated Employees," as defined in the retirement plan, are subject to certain other provisions regarding the amount of eligible contributions. Employee contributions may begin from the date of hire and are immediately vested. Currently, we do not make matching or profit-sharing contributions to the retirement plan.

EMPLOYMENT AGREEMENTS

     David E. Sharbutt. We are a party to an employment agreement with David E. Sharbutt, effective October 1, 1999. This employment agreement has a three-year term and provides that Mr. Sharbutt receive a minimum base salary of $175,000, payable no less often than semi-monthly, subject to increases at our discretion. Additionally, Mr. Sharbutt is entitled to receive a bonus of up to $43,750 for each calendar quarter in which we meet certain corporate milestones. Mr. Sharbutt is also entitled to $5,000,000 in term life insurance coverage, reimbursement for reasonable expenses, $1,250 per month as a vehicle and club dues allowance, reimbursement for vehicle business mileage at the standard rate set by the Internal Revenue Service, and incentive, retirement, profit-sharing, life, medical, disability and other benefit plans as may be available to our other executives with comparable responsibilities, subject to the terms of those programs. If we terminate Mr. Sharbutt's employment other than for cause, a change in control or for non-performance, all as defined in the employment agreement, or due to his death or disability, we would be required to pay him severance pay equal to one year's base salary. If Mr. Sharbutt should terminate his employment agreement for cause, as defined in the employment agreement he will be entitled to severance pay equal to the lessor of one year's base salary and the unpaid balance of his salary that would be payable to him through September 30, 2002. If Mr. Sharbutt is terminated by us within one year after a change in control or any reason other than cause, he will be entitled to severance pay equal to the unpaid balance of the base salary which would have been payable to him through September 30, 2002. Pursuant to the employment agreement, Mr. Sharbutt has agreed not to compete with us during his employment and not to compete with us within a defined area for a period of two years following termination of his employment. The employment by CHR Solutions, Mr. Sharbutt's investment in the securities of any public company where such investment does not represent greater than five percent of the outstanding stock of that company and Mr. Sharbutt's investment in any company or entity in which Mr. Sharbutt was an owner or stockholder at the time of entering into the employment agreement are exceptions to the non-competition covenant. Further Mr. Sharbutt has agreed not to disclose any of our confidential information at any time during or subsequent to his employment with us without our written consent.

     Jerry W. Brantley. We are a party to an employment agreement with Jerry W. Brantley effective October 1, 1999. This employment agreement has a four-year term and provides that Mr. Brantley receive a minimum base salary of $175,000, payable no less often than semi-monthly, subject to increases at our discretion. Additionally, Mr. Brantley is entitled to receive a bonus of up to $30,000 for each calendar quarter in which we meet certain corporate milestones. Mr. Brantley is also entitled to reimbursement for reasonable expenses, $600 per month as a vehicle allowance, reimbursement for vehicle business mileage at the standard rate set by the Internal Revenue Service, and incentive, retirement, profit-sharing, life, medical, disability and other benefit plans as may be available to our other executives with comparable responsibilities, subject to the terms of those programs. If we terminate Mr. Brantley's employment for other than cause or nonperformance, or within one year after a change in control, all as defined in the employment agreement, or due to his death or disability, we would be required to pay him severance pay equal to one year's base salary. If Mr. Brantley should terminate his employment for cause, as defined in the employment agreement, he would be entitled to severance pay equal to the lesser of one year's base salary or the unpaid balance of the base salary which would be payable to him through September 30, 2003. If Mr. Brantley is terminated by us for any reason other than cause within one year after a change in control, he will be entitled to severance pay equal to the unpaid balance of the base salary which would have been payable to him through September 30, 2003. Pursuant to the employment agreement, Mr. Brantley has agreed not to compete with us during his employment and not to compete with us within a defined area for a period of two years following termination of employment. Mr. Brantley's investment in the securities of any public company where such investment does not represent greater than five percent of the outstanding stock of that company and Mr. Brantley's investment in any company or entity in which Mr. Brantley was an owner or stockholder at the time of entering into the employment agreement are exceptions to the non-competition covenant. Further, Mr. Brantley has agreed not to disclose any of our confidential information at any time during or subsequent to his employment with us without our written consent.

     Kendall W. Cowan. We are party to an employment agreement with Kendall Cowan, effective December 1, 1999. This employment agreement has a five-year term and provides that Mr. Cowan receive a minimum base salary of $150,000, subject to increases at our discretion. Additionally, Mr. Cowan is entitled to receive a bonus of up to $37,500 for each calendar quarter in which we meet certain corporate milestones. Mr. Cowan is also entitled to reimbursement for reasonable expenses, a $600 per month vehicle allowance, reimbursement for vehicle business mileage at the standard mileage rate set by the Internal Revenue Service, and incentive, retirement, profit-sharing, life, medical, disability and other benefit plans as may be available to our other executives with comparable responsibilities, subject to the terms of those programs. Pursuant to the employment agreement, we will pay the costs of all continuing professional education courses required for Mr. Cowan to maintain his certified public accountant license, as well as all professional dues and licenses attributable to his certified public accountant license. If we terminate Mr. Cowan's employment for other than cause or non-performance, both as defined in the employment agreement, or due to his death or disability, we would be required to pay him severance pay equal to one year's base salary. If Mr. Cowan should terminate his employment for cause, as defined in the employment agreement, he will be entitled to severance pay equal to the lesser of one year's base salary and the unpaid balance of his salary which would be payable to him through November 30, 2004. Mr. Cowan has agreed, pursuant to the employment agreement, not to compete with us during employment and for a period of two years following termination of his employment. Mr. Cowan's investment in the securities of any publicly traded company where such investment does not represent greater than five percent of the outstanding stock of that company, and Mr. Cowan's investment in any company or entity in which Mr. Cowan is an owner or stockholder at the time of entering into the employment agreement are, however, exceptions to the non-competition covenant. Further, Mr. Cowan has agreed not to disclose any of our confidential information at any time during or subsequent to his employment with us without our written consent.


     W. Don Stull. We are a party to an employment agreement with W. Don Stull, dated October 29, 1998. This agreement has a three year term and provides that Mr. Stull receive a minimum base salary of $90,000, subject to increases at our discretion. Additionally, Mr. Stull is entitled to receive a bonus of up to $15,000 for each calendar quarter in which we meet certain corporate milestones. The employment agreement also grants Mr. Stull stock options in three series that begin vesting monthly on April 30, 2000, expire on December 31, 2006, and give Mr. Stull the right to purchase up to 0.3% interest in us. These options will be exchanged for three series of options to purchase an aggregate of 145,500 shares of our common stock with exercise prices of $1.1296, $1.2477 and $1.4238 per share. Upon our sale, or the sale of substantially all of our assets, all vested options shall be considered to be exercised. We will record compensation expense totaling $1,852,647 in connection with Mr. Stull's options. Mr. Stull is also entitled to reimbursement for reasonable expenses and a $400 per month vehicle allowance plus 18 cents per mile. If we terminate Mr. Stull's employment for other than good cause or his death or disability, we would be required to pay him severance pay equal to one months' base salary. Pursuant to the employment agreement, Mr. Stull has agreed not to compete with us during employment and for a period of two years following termination of employment and has agreed not to disclose any of our confidential information or trade secrets.

                             PRINCIPAL STOCKHOLDERS

     The following table presents information regarding the beneficial ownership of common stock, as of November 30, 1999 and assumes (1) that each member of Alamosa PCS, LLC has contributed its membership interest to Alamosa in exchange for its proportional number of shares of Alamosa common stock immediately prior to completion of this offering and (2) the proposed dissolution of Alamo IV, LLC has occurred, with respect to:

     - each person who, to our knowledge, is the beneficial owner of 5% or more of the outstanding common stock;

     - each of the directors;

     - each of the executive officers; and

     - all executive officers and directors as a group.


                                       NUMBER OF SHARES    PERCENTAGE OF        NUMBER OF         PERCENTAGE OF
                                         BENEFICIALLY     OWNERSHIP PRIOR    SHARES PURCHASED    OWNERSHIP AFTER
NAME AND ADDRESS(1)                        OWNED(2)         TO OFFERING     IN THE OFFERING(3)    OFFERINGS(4)
-------------------                    ----------------   ---------------   ------------------   ---------------
5% STOCKHOLDERS:
Rosewood Telecommunications,
  L.L.C. .............................     9,725,000           20.1%                                  16.4%
  100 Crescent Court, Suite 1700
  Dallas, TX 75201
Caroline Hunt Trust Estate(5).........     9,725,000           20.1                                   16.4
South Plains Advanced Communications &
  Electronics, Inc.(6)................     8,652,085           17.8                                   14.6
  Post Office Box 1379
  Lubbock, TX 79408
West Texas PCS, LLC...................     7,072,915           14.6                                   11.9
  3702 Holland Avenue #2
  Dallas, TX 75219
Taylor Telecommunications, Inc.(6)....     5,100,000           10.5                                    8.6
  9796 N. Interstate 20
  Merkel, TX 79536
Tregan International Corp. ...........     3,000,000            6.2                                    5.1
  2711 North Haskell Avenue
  5th Floor LB 32
  Dallas, TX 75204
Trevor Pearlman(7)....................     3,000,000            6.2                                    5.1
Plateau Telecommunications,
  Incorporated(6).....................     3,000,000            6.2                                    5.1
  7111 North Prince
  Clovis, NM 88102-1947
XIT Telecommunication & Technology,
  Inc.(6).............................     2,750,000            5.7                                    4.6
  Highway 87 North
  Dalhart, TX 79022
LEC Development, Inc.(6)(8)...........     2,500,000            5.2                                    4.2
  1807 Main Street
  Tahoka, TX 79373

                                       NUMBER OF SHARES    PERCENTAGE OF        NUMBER OF         PERCENTAGE OF
                                         BENEFICIALLY     OWNERSHIP PRIOR    SHARES PURCHASED    OWNERSHIP AFTER
NAME AND ADDRESS(1)                        OWNED(2)         TO OFFERING     IN THE OFFERING(3)    OFFERINGS(4)
-------------------                    ----------------   ---------------   ------------------   ---------------
Wes-Tex Telecommunications,
Inc.(6)(9)............................     2,500,000            5.2                                    4.2
  1500 West Business 20
  Stanton, TX 79782
DIRECTORS AND EXECUTIVE OFFICERS:
David E. Sharbutt.....................     1,177,462(10)        2.4                                    2.0
Jerry W. Brantley.....................       242,500(11)          *                                      *
Kendall W. Cowan......................            --             --                                     --
W. Don Stull..........................        97,647(12)          *                                      *
Michael R. Budagher...................     7,100,915(13)       14.6                                   12.0
Ray M. Clapp..........................        43,000(14)          *                                      *
Scotty Hart...........................        28,000(15)          *                                   14.7
Thomas Hyde...........................        28,000(16)          *                                    8.7
Schuyler B. Marshall..................        28,000(17)          *                                   16.5
Tom M. Phelps.........................        28,000(18)          *                                    5.1
Reagan W. Silber......................     3,028,000(19)        6.2                                    5.1
Jimmy R. White........................        28,000(20)          *                                    4.7
All Directors and Executive Officers
  as a Group (12 persons).............    11,829,524           24.0                                   19.7


---------------

  *  Less than one percent.

 (1) Except as otherwise indicated below, the address for each executive officer and director is 4403 Brownfield Hwy., Lubbock, Texas 79407.

 (2) Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act. A person is deemed to be the beneficial owner of any shares of common stock if that person has or shares voting power or investment power with respect to that common stock, or has the right to acquire beneficial ownership at any time within 60 days of the date of the table. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares.

 (3) As part of this sale of our common stock, the underwriters have agreed to reserve a maximum of 10% of the shares of our common stock to be sold in this offering for sale to our current stockholders at a price per share equal to the public offering price less the underwriting discount.

 (4) Assumes no exercise of the underwriters' over-allotment option and no purchase in the offering of any additional shares by existing stockholders.


 (5) Consists of shares beneficially owned by Rosewood Telecommunications, L.L.C. The Caroline Hunt Trust estate is a beneficial owner of these shares based on its 100% ownership of The Rosewood Corporation, which owns a 100% interest in DFL Investing, Inc., which owns a 100% interest in Rosewood Financial, Inc. Rosewood Financial, Inc. and the Caroline Hunt Trust Estate together own approximately 84% of Rosewood Telecommunications, L.L.C. The address for the Caroline Hunt Trust Estate is the same as the address for Rosewood Telecommunications, L.L.C.


 (6) Previous member of Alamo IV, LLC. Prior to its dissolution, Alamo IV LLC held 56.3% of Alamosa PCS, LLC, and was comprised of these previous members and Harlamo, LLC.

 (7) Consists of shares beneficially owned by Tregan International Corp. Mr. Pearlman is a director, officer and 50% stockholder of Tregan International Corp. and is a beneficial owner of these shares. The address for Mr. Pearlman is the same as the address for Tregan International Corp.

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 (8) Wilton J. Payne is the general manager of LEC Development, Inc. and may be considered the beneficial owner of these shares. Mr. Payne disclaims beneficial ownership of these shares. The address for Mr. Payne is the same as the address for LEC Development, Inc.

 (9) J.R. Wilson is the general manager of Wes-Tex Telecommunications, Inc. and may be considered the beneficial owner of these shares. Mr. Wilson disclaims beneficial ownership of these shares. The address for Mr. Wilson is the same as the address for Wes-Tex Telecommunications, Inc.


(10) Consists of 48,824 shares held in Mr. Sharbutt's 401(k) plan, 242,500 shares issuable pursuant to options exercisable within 60 days, 593,200 shares beneficially owned by Five S, Ltd. and 292,938 shares beneficially owned by Harness, Ltd. Mr. Sharbutt is a limited partner of Five S, Ltd. and President of Sharbutt Inc., the general partner of Five S Ltd., and is a beneficial owner of the shares owned by Five S, Ltd. Five S, Ltd. is a limited partner of Harness, Ltd. and Mr. Sharbutt is a director, shareholder and the President of US Consultants, Inc., the general partner of Harness, Ltd., and is a beneficial owner of the shares owned by Harness, Ltd. The address for Five S Ltd. is 4606 91st Street, Lubbock, Texas 79424 and the address for Harness, Ltd. is P.O. Box 65700, 4747 S. Loop 289, Lubbock, Texas 79464.



(11) Consists of shares issuable pursuant to options exercisable within 60 days.



(12) Consists of 73,235 shares held individually by Mr. Stull and, 24,412 shares held in Mr. Stull's 401(k) plan.



(13) Consists of 28,000 shares issuable pursuant to options exercisable within 60 days and 7,072,915 shares beneficially owned by West Texas PCS, LLC. Mr. Budagher is a Manager of West Texas PCS, LLC and is a beneficial owner of these shares. Mr. Budagher's address is the same as the address for West Texas PCS, LLC.



(14) Consists of shares issuable pursuant to options exercisable within 60 days.



(15) Consists of 28,000 shares issuable pursuant to options exercisable within 60 days. Mr. Hart is General Manager of South Plains Advanced Communications & Electronics, Inc., SPACE, which owns 8,652,085 shares of our common stock. Mr. Hart may be considered the beneficial owner of these shares, but disclaims such beneficial ownership. Mr. Hart's address is the same as the address for SPACE.



(16) Consists of 28,000 shares issuable pursuant to options exercisable within 60 days. Mr. Hyde is a Manager of Taylor Telecommunications, Inc., which owns 5,100,000 shares of our common stock. Mr. Hyde may be considered the beneficial owner of these shares, but disclaims such beneficial ownership. Mr. Hyde's address is the same as the address for Taylor Telecommunications, Inc.



(17) Consists of 28,000 shares issuable pursuant to options exercisable within 60 days. Mr. Marshall is sole manager of Rosewood Telecommunications, L.L.C., which owns 9,725,000 shares of our common stock. Mr. Marshall may be considered the beneficial owner of these shares, but disclaims such beneficial ownership. The address for Mr. Marshall is the same as the address for Rosewood Telecommunications, L.L.C.



(18) Consists of 28,000 shares issuable pursuant to options exercisable within 60 days. Mr. Phelps is the Executive Vice President of Plateau Telecommunications, Incorporated, which owns 3,000,000 shares of our common stock. Mr. Phelps may be considered the beneficial owner of these shares, but disclaims such beneficial ownership. The address for Mr. Phelps is the same as the address for Plateau Telecommunications, Incorporated.



(19) Consists of 28,000 shares issuable pursuant to options exercisable within 60 days and 3,000,000 shares beneficially owned by Tregan International Corp. Mr. Silber is a director, the President and 50% stockholder of Tregan International Corp. and is a beneficial owner of these shares. Mr. Silber's address is the same as the address for Tregan International Corp.



(20) Consists of 28,000 shares issuable pursuant to options exercisable within 60 days. Mr. White is the General Manager of XIT Telecommunication & Technology, Inc., which owns 2,750,000 shares of our common stock. Mr. White may be considered the beneficial owner of these shares, but disclaims such beneficial ownership. Mr. White's address is the same as the address for XIT Telecommunication & Technology, Inc.


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                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

FORMATION OF ALAMOSA PCS, LLC

     On July 24, 1998, Alamo IV LLC, Rosewood Telecommunications, L.L.C., Tregan International Corp., West Texas PCS, LLC and Longmont PCS, LLC formed Alamosa PCS, LLC. Those investors received membership interests in exchange for their capital commitments. The investors amended the formation documents on December 11, 1998 to allow for a new member, Yellow Rock PCS, L.P., and to modify their membership interests and capital commitments. Yellow Rock agreed to contribute a total of $400,000 of capital in exchange for a 0.82% membership interest in us. Pursuant to the agreement, Yellow Rock committed to a funding schedule beginning with a payment of $123,711 on December 15, 1998 and ending on January 1, 2001. The original investors retained the remaining 99.18% membership interest in us in exchange for their capital commitments of $48,100,000. The members of Alamo IV LLC plan to dissolve Alamo IV LLC and distribute Alamo IV's membership interest in Alamosa PCS, LLC to Alamo IV's members.

     The obligations to commit capital and the other regulations under the formation documents will be eliminated when we reorganize from a limited liability company to a holding company structure prior to closing of this offering.

NORTEL CREDIT AGREEMENT GUARANTIES

     In connection with our credit agreement with Nortel, each of our stockholders pledged its ownership interest in Alamosa to Nortel to guaranty our obligations under the credit agreement. Our stockholders were required to secure their unfunded contributions with either a letter of credit or a marketable securities pledge agreement. Each guaranty, pledge, letter of credit and marketable securities pledge agreement will be terminated prior to the closing of this offering.

AGREEMENTS WITH CHR SOLUTIONS

     We have entered into a number of arrangements with CHR Solutions as described in more detail below. David Sharbutt, our Chairman and Chief Executive Officer, was at the time the agreements were executed the President, Chief Executive Officer, a director and a shareholder of CHR Solutions. Mr. Sharbutt is currently employed as a Senior Consultant by CHR Solutions.

     - On July 27, 1998, we entered into an engineering service contract with CHR Solutions that is to last through August 2001 for a maximum fee of approximately $7.0 million, excluding taxes. We paid $902,243 for these services during 1998.

     - On November 20, 1998, we entered into a special service contract effective as of September 20, 1998 with CHR Solutions, who provided us with marketing and operations consulting services for a maximum amount of $100,000, excluding taxes.


     - As of April 6, 1999, we entered into a telecommunications service agreement with Tech Telephone Company Limited Partnership, an affiliate of CHR Solutions, to install and provide DS1 telecommunications lines between Sprint PCS and our Lubbock operations and between our Lubbock operations and our other markets. The original term of the agreement is three years, with automatic renewal for successive 30-day terms until terminated by either party. The total amount of fees paid through the end of 1999 was approximately $212,000.


     - As of April 9, 1999, we entered into a data communications services contract with CHR Solutions to perform design and implementation services for us in connection with our wide area network and local area networks for a maximum fee of $262,040, excluding taxes. The agreement lasts until the project is completed, unless either party terminates it earlier for cause.

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

     - As of August 13, 1999, we entered into a distribution agreement with TechTel Communications Corporation, an affiliate of CHR Solutions, authorizing it to become a third party distributor of Sprint PCS products and services for Alamosa in Lubbock. This is a standard agency agreement identical with numerous other agreements between Alamosa and other third party distributors, under which TechTel Communications Corporation is obligated to purchase ten handsets from us every quarter for the term of one year.

     - As of October 8, 1999, we entered into a special service contract with CHR Solutions to perform marketing and operations consulting services in selected areas in Wisconsin for a maximum fee of $100,000, excluding taxes. This agreement lasts until the project is completed, unless either party terminates it earlier.

     - As of October 8, 1999, we entered into a special service contract with CHR Solutions to perform business planning and consulting services and a feasibility study in selected areas of Wisconsin for a fixed fee of $81,000. This agreement lasts until the project is completed, unless either party terminates it earlier.

     - As of October 8, 1999, we entered into a special service contract with CHR Solutions to perform business planning and consulting services and a feasibility study in selected areas of our territory for an estimated probable cost of $200,000, excluding taxes. This agreement lasts until the project is completed, unless either party terminates it earlier.

     - As of October 8, 1999, we entered into a special service contract with CHR Solutions to provide us with radio frequency "drive testing" to predict the propagation characteristics of given areas in our territory for an estimated probable cost of $62,085, excluding taxes. This agreement lasts until the project is completed, unless either party terminates it earlier.

AGREEMENT WITH AMERICAN TOWER CORPORATION

     In August 1998, we entered into a master site development and lease agreement with Specialty, a subsidiary of Specialty Teleconstructors, Inc. that has since merged with American Tower Corporation. Pursuant to the agreement, Specialty arranges for collocation of our equipment, or constructs new facilities, in areas we identify for build-out. The initial term of this lease is for five years, with automatic renewal for three additional terms of five years each. The agreement provides for monthly payments aggregating to approximately $5 million a year, subject to an annual adjustment based on the Consumer Price Index. Michael Budagher, who is one of our directors and a manager of West Texas PCS, LLC, one of our stockholders, was, at the time the agreement was entered into the Vice Chairman, Chief Operating Officer and a director of Specialty Teleconstructors, Inc., and the Chief Executive Officer, President and sole director of Specialty. Michael Budagher is also a member and the General Manager of the Budagher Family LLC, which was, at the time the agreement was entered into, a stockholder of Specialty Teleconstructors, Inc. Mr. Budagher no longer holds any of these positions at Specialty or Specialty Teleconstructors, Inc. and the Budagher Family LLC is no longer a stockholder of Specialty Teleconstructors, Inc. Additionally, Jeff Howard, who was one of our directors at the time the agreement was entered into, is a manager of Longmont PCS, LLC, one of our stockholders, is a stockholder of Specialty Teleconstructors, Inc. and acts as a Vice President of American Tower Corporation though he has not been designated as an officer by American Tower Corporation's board of directors and has no management authority.

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

SALE OF COMMON STOCK IN THIS OFFERING TO CURRENT STOCKHOLDERS

     As part of this sale of our common stock, the underwriters have agreed to reserve a maximum of 10% of the shares of our common stock to be sold in this offering for sale to our current stockholders at a price per share equal to the public offering price less the underwriting discount. The underwriters will not be entitled to any discount or commission on these shares and the proceeds to us will be the same as if the shares were sold to the general public. However, the number of shares of common stock available for sale to the general public will be reduced to the extent of sales of shares to our current stockholders.

OTHER RELATED PARTY TRANSACTIONS

     In November 1998, we entered into a lease agreement to lease space for telephone switching equipment in Albuquerque with SASR Limited Partnership, 50% owned by Michael Budagher, one of our directors and a manager of West Texas PCS, LLC, one of our stockholders. The lease has a term of five years commencing January 1, 1999, with two optional five year terms. The lease provides for monthly payments aggregating to $18,720 a year, as well as a pro rata portion of real estate taxes on the property, subject to adjustment.

     In connection with our distribution and sales of Sprint PCS wireless communications equipment, on December 28, 1998, we entered into a build-to-suit lease agreement for a retail store in Lubbock with Lubbock HLH, Ltd., principally owned by Scotty Hart, one of our directors and the General Manager of South Plains Advanced Communications & Electronics, Inc. South Plains is one of our stockholders. This lease, as amended, has a term of 15 years commencing on July 1, 1999 and provides for monthly payments aggregating to approximately $110,000 a year, subject to adjustment based on the Consumer Price Index on the first day of the sixth lease year and on the first day of the eleventh lease year.

     On April 23, 1999, we entered into a note with our Chief Operating Officer, Jerry W. Brantley, evidencing a loan to Mr. Brantley in the amount of $100,000. This loan was made pursuant to Mr. Brantley's employment agreement, which provides that Mr. Brantley is entitled to receive this loan upon his relocation from the San Antonio, Texas vicinity. The loan matures in April 2014 and accrues interest at an annual rate of 7.75%. Principal and interest is payable in monthly installments of $1,052.91 each beginning April 23, 2000. As of December 31, 1999, the entire $100,000 was still outstanding on the loan.

     We believe that the terms of each of the transactions described above, taken as a whole, were no less favorable than we could have obtained from unaffiliated third parties.

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

                               THE REORGANIZATION


     We are currently comprised of Alamosa PCS, LLC, a Texas limited liability company, and its 99.75% owned subsidiary, Alamosa Wisconsin Limited Partnership, a Wisconsin limited partnership. Immediately prior to the closing of this offering, we will reorganize the business into the holding company structure outlined below. In connection with the reorganization, the members of Alamosa PCS, LLC will receive shares of common stock of Alamosa PCS Holdings, Inc. in the same proportion to their membership interests in Alamosa PCS, LLC. Unless otherwise indicated, information throughout this prospectus assumes that the reorganization of our business from a limited liability company into a holding company structure has already occurred.


            STRUCTURE OF ALAMOSA AS OF THE CLOSING OF THIS OFFERING

                              [STRUCTURE GRAPHIC]


     Alamosa PCS Holdings, Inc., a Delaware corporation, was formed in October 1999 to operate as a holding company and has no assets or operations other than investments in its subsidiaries. Alamosa PCS Holdings, Inc. is the legal entity that is selling its common stock in this offering and that is proposing to sell the senior discount notes in the notes offering. Alamosa PCS, Inc., a wholly owned subsidiary of Alamosa PCS Holdings, Inc., is the legal entity that is the borrower under the Nortel financing.



     Texas Telecommunications, LP was formed in December 1999 and does not currently have any assets or operations. In connection with the reorganization, Texas Telecommunications, LP will receive the assets of Alamosa PCS, LLC related to operations in the southwest United States and operate the current business of Alamosa PCS, LLC. Alamosa PCS, Inc. will hold a 99% limited partnership interest in Texas Telecommunications, LP. Alamosa Delaware GP, LLC, a wholly-owned subsidiary of Alamosa PCS, Inc., will hold a 1% general partnership interest in Texas Telecommunications, L.P.



     Alamosa Wisconsin Limited Partnership was formed in December 1999. Currently, its only assets are the recently signed affiliation agreements covering parts of Wisconsin with Sprint PCS. In connection with the reorganization, Alamosa Wisconsin Limited Partnership will receive the assets of Alamosa PCS, LLC related to operations in Wisconsin. After the reorganization, Alamosa Wisconsin Limited Partnership will commence our business operations in Wisconsin. We expect that Alamosa PCS, Inc. will hold a 98.75% voting limited partnership interest and that Chibardun Telephone Cooperative, Inc., a rural telephone company in Wisconsin, or one of its affiliates, will own a 0.25% non-voting limited partnership interest in Alamosa Wisconsin Limited Partnership. Alamosa Wisconsin GP, LLC, a wholly owned subsidiary of Alamosa PCS, Inc., will hold a 1% general partnership interest in Alamosa Wisconsin Limited Partnership.


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             REGULATION OF THE WIRELESS TELECOMMUNICATIONS INDUSTRY

     The Federal Communications Commission can have a substantial impact upon entities that manage wireless personal communications services systems and/or provide wireless personal communications services because the Federal Communications Commission regulates the licensing, construction, operation, acquisition and interconnection arrangements of wireless telecommunications systems in the United States.

     The Federal Communications Commission has promulgated, and is in the process of promulgating, a series of rules, regulations and policies to, among other things:

     - grant or deny licenses for wireless personal communications services frequencies;

     - grant or deny wireless personal communications services license renewals;

     - rule on assignments and/or transfers of control of wireless personal communications services licenses;

     - govern the interconnection of wireless personal communications services networks with other wireless and wireline service providers;

     - establish access and universal service funding provisions;

     - impose fines and forfeitures for violations of any of the Federal Communications Commission's rules; and

     - regulate the technical standards of wireless personal communications services networks.

     The Federal Communications Commission currently prohibits a single entity from having a combined attributable interest, of 20% or greater interest in any license, in broadband wireless personal communications services, cellular and specialized mobile radio, commonly referred to as SMR, licenses totaling more than 45 MHz in any geographic area.

TRANSFERS AND ASSIGNMENTS OF WIRELESS PERSONAL COMMUNICATIONS SERVICES LICENSES

     The Federal Communications Commission must give prior approval to the assignment of, or transfers involving, substantial changes in ownership or control of a wireless personal communications services license. This means that our stockholders and we will receive advance notice of any and all transactions involved in transferring control of Sprint PCS or the assignment of some or all of the wireless personal communications services licenses held by Sprint PCS. The Federal Communications Commission proceedings afford our stockholders and us an opportunity to evaluate proposed transactions well in advance of closing, and to take actions necessary to protect our interests. Non-controlling interests in an entity that holds a wireless personal communications services license or operates wireless personal communications services networks generally may be bought or sold without prior Federal Communications Commission approval. In addition, a recent Federal Communications Commission order requires only post-consummation notification of pro forma assignments or transfers of control.

CONDITIONS OF WIRELESS PERSONAL COMMUNICATIONS SERVICES LICENSES

     All wireless personal communications services licenses are granted for ten year terms conditioned upon timely compliance with the Federal Communications Commission's build-out requirements. Pursuant to the Federal Communications Commission's build-out requirements, all 30 MHz broadband wireless personal communications services licensees must construct facilities that offer coverage to one-third of the population within five years and to two-thirds of the population within ten years, and all 10 MHz broadband wireless personal communications services licensees must construct facilities that offer coverage to at least one-quarter of the population within five years or make a showing of "substantial service" within that five year period. If the build-out requirements are not met, wireless personal communications services licenses could be forfeited. The Federal Communications Commission also requires licensees to maintain control over their licenses. Our affiliation agreements with Sprint PCS reflect a management agreement that the parties believe meets the Federal Communications Commission requirements for licensee control of licensed spectrum. If the Federal Communications Commission were to determine that
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our affiliation agreements with Sprint PCS need to be modified to increase the level of licensee control, we have agreed with Sprint PCS to use our best efforts to modify the agreements necessary to cause the agreements to comply with applicable law and to preserve to the extent possible the economic arrangements set forth in the agreements. If the agreements cannot be modified, the agreements may be terminated pursuant to their terms. In addition to revoking the licenses, the Federal Communications Commission could impose monetary penalties on us.

WIRELESS PERSONAL COMMUNICATIONS SERVICES LICENSE RENEWAL

     Wireless personal communications services licensees can renew their licenses for additional ten year terms. Wireless personal communications services renewal applications are not subject to auctions. However, under the Federal Communications Commission's rules, third parties may oppose renewal applications and/or file competing applications. If one or more competing applications are filed, a renewal application will be subject to a comparative renewal hearing. The Federal Communications Commission's rules afford wireless personal communications services renewal applicants involved in comparative renewal hearings with a "renewal expectancy." The renewal expectancy is the most important comparative factor in a comparative renewal hearing and is applicable if the wireless personal communications services renewal applicant has:

     - provided "substantial service" during its license term; and

     - substantially complied with all applicable laws and Federal Communications Commission rules and policies.

     The Federal Communications Commission's rules define "substantial service" in this context as service that is sound, favorable and substantially above the level of mediocre service that might minimally warrant renewal. The Federal Communications Commission's renewal expectancy and procedures make it very likely that Sprint PCS will retain the wireless personal communications services licenses managed by us for the foreseeable future.

INTERCONNECTION

     The Federal Communications Commission has the authority to order interconnection between commercial mobile radio services, commonly referred to as CMRS, providers and any other common carrier. The Federal Communications Commission has ordered local exchange carriers to provide reciprocal compensation to commercial mobile radio services, providers for the termination of traffic. Using these new rules, we will negotiate interconnection agreements for the Sprint PCS network in our market area with all of the major regional Bell operating companies, GTE and several smaller independent local exchange carriers. Interconnection agreements are negotiated on a state-wide basis. If an agreement cannot be reached, parties to interconnection negotiations can submit outstanding disputes to state authorities for arbitration. Negotiated interconnection agreements are subject to state approval. The Federal Communications Commission rules and rulings, as well as the state arbitration proceedings, will directly impact the nature and cost of the facilities necessary for interconnection of the Sprint PCS systems with local, national and international telecommunications networks. They will also determine the nature and amount of revenues we and Sprint PCS can receive for terminating calls originating on the networks of local exchange and other telecommunications carriers.

OTHER FEDERAL COMMUNICATIONS COMMISSION REQUIREMENTS

     In June 1996, the Federal Communications Commission adopted rules that prohibit broadband wireless personal communications services providers from unreasonably restricting or disallowing resale of their services or unreasonably discriminating against resellers. Resale obligations will automatically expire on November 24, 2002. The Federal Communications Commission is also considering whether wireless providers should be required to offer unbundled communications capacity to resellers who intend to operate their own switching facilities. These existing resale requirements and their expiration may somewhat affect the number of resellers competing with us and Sprint PCS in various markets. However, to date, wireless
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

resellers have not significantly impacted wireless service providers. Any losses in retail customers have been offset, in major part, by increases in wireless customers, traffic and wholesale revenues.

     The Federal Communications Commission also adopted rules in June 1996 that require local exchange and most commercial mobile radio services providers, to program their networks to allow customers to change service providers without changing telephone numbers, which is referred to as service provider number portability. The Federal Communications Commission requires most commercial mobile radio services providers to implement wireless service provider number portability where requested in the 100 largest metropolitan areas in the United States by November 24, 2002. Most commercial mobile radio services providers are required to implement nationwide roaming by November 24, 2002 as well. The Federal Communications Commission currently requires most commercial mobile radio services providers to be able to deliver calls from their networks to ported numbers anywhere in the country, and to contribute to the Local Number Portability Fund. Implementation of wireless service provider number portability will require wireless personal communications services providers like us and Sprint PCS to purchase more expensive switches and switch upgrades. However, it will also enable existing cellular customers to change to wireless personal communications services without losing their existing wireless telephone numbers, which should make it easier for wireless personal communications services providers to market their services to existing cellular users.


     The Federal Communications Commission has adopted rules permitting broadband wireless personal communications services and other commercial mobile radio services providers to provide wireless local loop and other fixed services that would directly compete with the wireline services of local exchange carriers. This creates new markets and revenue opportunities for us, Sprint PCS and other wireless providers, and may do so increasingly in future years. In June 1996, the Federal Communications Commission adopted rules requiring broadband wireless personal communications services and other commercial mobile radio services providers to implement enhanced emergency 911 capabilities within 18 months after the effective date of the Federal Communications Commission's rules. In December 1997, the Federal Communications Commission revised these rules to extend the compliance deadline for phase I until October 1, 1998 and for phase II until October 1, 2001 for digital commercial mobile radio services providers to ensure access for customers using devices for the hearing-impaired. The Federal Communications Commission recently extended the phase I compliance deadline to January 1, 1999. Further waivers of the enhanced emergency 911 capability requirements may be obtained by individual service providers by filing a waiver request. The Federal Communications Commission's waivers and extensions are enabling us, Sprint PCS and other commercial mobile radio services industry members to delay emergency 911 implementation until the required equipment becomes more functional and less expensive. However, at a more reasonable future cost, emergency 911 services may afford wireless carriers substantial and attractive new service and marketing opportunities.


     On June 10, 1999, the Federal Communications Commission initiated a regulatory proceeding seeking comment from the public on a number of issues related to competitive access to multiple-tenant buildings, including the following:

     - the Federal Communications Commission's tentative conclusion that the Communications Act of 1934, as amended, requires utilities to permit telecommunications service providers access to rooftop and other rights-of-way in multiple tenant buildings under just, reasonable and nondiscriminatory rates, terms and conditions; and

     - whether building owners that make access available to a telecommunications service providers should be required to make access available to all other telecommunications service providers on a nondiscriminatory basis, and whether the Federal Communications Commission has the authority to impose such a requirement.

     This proceeding could affect the availability and pricing of sites for our antennae and those of our competitors.

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COMMUNICATIONS ASSISTANCE FOR LAW ENFORCEMENT ACT

     The Communications Assistance for Law Enforcement Act, or CALEA, enacted in 1994 requires wireless personal communications services and other telecommunications service providers to meet capability and capacity requirements needed by federal, state and local law enforcement to preserve their electronic surveillance capabilities. Wireless personal communications services providers must comply with the current industry CALEA capability standard, known as J-STD-025, by June 30, 2000, and with recently adopted additions by September 30, 2001. Wireless personal communications services providers must comply with the CALEA capacity requirements by March 12, 2001. At present, most wireless personal communications services providers are ineligible for federal reimbursement for the software and hardware upgrades necessary to comply with the CALEA capability and capacity requirements, but several bills pending in Congress may expand reimbursement rights if they are enacted. In addition, the Federal Bureau of Investigation has been discussing with the industry options for reducing or waiving CALEA compliance requirements in geographic areas with minimal or nonexistent electronic surveillance needs.

     In addition, the Federal Communications Commission is considering petitions from numerous parties to establish and implement technical compliance standards pursuant to CALEA requirements. In sum, CALEA capability and capacity requirements are likely to impose some additional switching and network costs upon us, Sprint PCS and other wireless entities. However, it is possible that some of these costs will be reduced or delayed if current law enforcement or legislative initiatives are adopted and implemented during 2000 or thereafter.

OTHER FEDERAL REGULATIONS

     We must bear the expense of compliance with Federal Communications Commission and Federal Aviation Administration regulations regarding the siting, lighting and construction of transmitter towers and antennas. In addition, Federal Communications Commission environmental regulations may cause some of our base station locations to become subject to the additional expense of regulation under the National Environmental Policy Act. The Federal Communications Commission is required to implement the Act by requiring service providers to meet land use and radio frequency standards.

REVIEW OF UNIVERSAL SERVICE REQUIREMENTS

     The Federal Communications Commission and the states are required to establish a "universal service" program to ensure that affordable, quality telecommunications services are available to all Americans. Sprint PCS is required to contribute to the federal universal service program as well as existing state programs. The Federal Communications Commission has determined that the Sprint PCS's "contribution" to the federal universal service program is a variable percentage of "end-user telecommunications revenues." Although many states are likely to adopt a similar assessment methodology, the states are free to calculate telecommunications service provider contributions in any manner they choose as long as the process is not inconsistent with the Federal Communications Commission's rules. At the present time it is not possible to predict the extent of the Sprint PCS total federal and state universal service assessments or its ability to recover from the universal service fund. However, some wireless entities are seeking state commission designation as "eligible telecommunications carriers," enabling them to receive federal and state universal service support, and are preparing to compete aggressively with wireline telephone companies for universal service revenue. Because we serve substantial rural areas, we are likely to obtain revenues in the future from federal and state universal service support funds that are much greater than the contributions we will pay.

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PARTITIONING; DISAGGREGATION

     The Federal Communications Commission has modified its rules to allow broadband wireless personal communications services licensees to partition their market areas and/or to disaggregate their assigned spectrum and to transfer partial market areas or spectrum assignments to eligible third parties. These rules may enable us to purchase wireless personal communications services spectrum from Sprint PCS and other wireless personal communications services licensees as a supplement or alternative to the existing management arrangements.

WIRELESS FACILITIES SITING

     States and localities are not permitted to regulate the placement of wireless facilities so as to "prohibit" the provision of wireless services or to "discriminate" among providers of those services. In addition, so long as a wireless system complies with the Federal Communications Commission's rules, states and localities are prohibited from using radio frequency health effects as a basis to regulate the placement, construction or operation of wireless facilities. These rules are designed to make it possible for us, Sprint PCS and other wireless entities to acquire necessary tower sites in the face of local zoning opposition and delays. The Federal Communications Commission is considering numerous requests for preemption of local actions affecting wireless facilities siting.

EQUAL ACCESS

     Wireless providers are not required to provide equal access to common service providers for toll services. This enables us and Sprint PCS to generate additional revenues by reselling the toll services of Sprint PCS and other interexchange carriers from whom we can obtain favorable volume discounts. However, the FCC is authorized to require unblocked access to toll service providers subject to certain conditions.

STATE REGULATION OF WIRELESS SERVICE

     Section 332 of the Communications Act preempts states from regulating the rates and entry of commercial mobile radio service providers. Section 332 does not prohibit a state from regulating the other terms and conditions of commercial mobile services, including consumer billing information and practices, billing disputes and other consumer protection matters. However, states may petition the Federal Communications Commission to regulate those providers and the Federal Communications Commission may grant that petition if the state demonstrates that:

     - market conditions fail to protect subscribers from unjust and unreasonable rates or rates that are unjustly or unreasonably discriminatory; or

     - when commercial mobile radio service is a replacement for landline telephone service within the state.

To date, the Federal Communications Commission has granted no such petition. To the extent we provide fixed wireless service, we may be subject to additional state regulation. These standards and rulings have prevented states from delaying the entry of wireless personal communications services and other wireless carriers into their jurisdictions via certification and similar requirements, and from delaying or inhibiting aggressive or flexible wireless price competition after entry.

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                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The following summarizes all of the material terms and provisions of our capital stock as they are contemplated to be as of the closing of this offering. We have 300,000,000 shares of authorized capital stock, including 290,000,000 shares of common stock, par value $0.01 per share and 10,000,000 shares of preferred stock, par value $0.01 per share. As of December 10, 1999, assuming the reorganization of our business form into a holding company structure, and the simultaneous exchange of limited liability company membership interests into shares of common stock, there were 48,500,008 shares of common stock and no shares of preferred stock issued and outstanding. As of that date, there would have been approximately 29 holders of record of the outstanding shares of common stock.


COMMON STOCK

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have any cumulative rights. Subject to the rights of the holders of any series of preferred stock, holders of common stock are entitled to receive ratably those dividends as may be declared by the board of directors out of legally available funds. However, our credit agreement with Nortel prohibits the payment of dividends of common stock. Holders of shares of common stock have no preemptive, conversion, redemption, subscription or similar rights. All shares of common stock, when validly issued and fully paid, will be non-assessable. If we liquidate, dissolve or wind up, the holders of shares of common stock are entitled to share ratably in the assets which are legally available for distribution, if any, remaining after the payment or provision for the payment of all debts and other liabilities and the payment and setting aside for payment of any preferential amount due to the holders of shares of any series of preferred stock.

PREFERRED STOCK

     Under our certificate of incorporation, the board of directors is authorized, subject to limitations prescribed by law, without further stockholder approval, from time to time to issue up to an aggregate of 10,000,000 shares of preferred stock. The preferred stock may be issued in one or more series. Each series may have different rights, preferences and designations and qualifications, limitations and restrictions that may be established by our board of directors without approval from the stockholders. These rights, designations and preferences include:

     - number of shares to be issued;

     - dividend rights;

     - dividend rates;

     - conversion rights;

     - voting rights;

     - liquidation preferences; and

     - terms of redemption.

     If our board of directors decides to issue any preferred stock, it may discourage or make more difficult a merger, tender offer, business combination or proxy contest, assumption of control by a holder of a large block of our securities or the removal of incumbent management, even if these events were favorable to the interests of stockholders. The board of directors, without stockholder approval, may issue preferred stock with voting and conversion rights and dividend and liquidation preferences which may adversely affect the holders of common stock.

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     The Series A preferred stock described under "Stockholder Rights Plan"
below is a series of preferred stock that will be authorized by our board of directors in connection with a stockholder rights plan.

WARRANTS

     As additional consideration to Nortel for its financing commitment, we are required to issue to Nortel warrants for 2% of our total equity as of the closing date, on a fully-diluted basis. The warrants will spring into existence and be exercisable by Nortel on the second anniversary of the closing date, unless, among other options, we contribute $75.0 million of equity to Alamosa PCS, Inc. and prepay indebtedness outstanding under the Nortel facility. We intend to use a portion of the proceeds from our offering of senior discount notes to prepay enough of the Nortel financing to prevent the exercise of the warrants. However, we cannot assure you that we will choose to complete our notes offering or that we will prepay any portion of the Nortel financing. Other options to terminate the warrants include:

     - the assignment of a portion of the loans by Nortel to unrelated lenders;

     - a minimum combination of loan prepayments and assignment of the loans; or

     - a maximum ratio of senior debt to total capitalization as of the second anniversary of the closing date and for the two consecutive calendar quarters immediately prior to the second anniversary of the closing date.

However, if we do not complete an additional offering of equity or debt, we do not anticipate that the warrants will be terminated. The exercise price for the warrants will be the price paid for our common stock in this offering. Nortel may not transfer any of its rights with respect to the warrants before the first anniversary of the closing date, and any warrants transferred before the second anniversary of the closing date will be subject to the provisions preventing exercise of the warrants. In no event may the warrants be exercised after the eighth anniversary of the closing date.

     Nortel is entitled to multiple demand registration rights and unlimited piggyback registration rights of the common stock warrants.

DELAWARE LAW

     The acquisition of Alamosa by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors may be more difficult due to provisions of Delaware law. These provisions are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Alamosa to first negotiate with us. We believe the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Alamosa outweighs the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of the terms of any of these proposals.

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder, unless:

     - prior to the date that the person became an interested stockholder, the transaction or business combination that resulted in the person becoming an interested stockholder is approved by the board of directors;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock; or

     - on or after that date, the business combination is approved by our board of directors and by the affirmative vote of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.
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Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns or within the previous three years, did own 15% or more of our voting stock.

PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS THAT MAY PREVENT TAKEOVERS

     Our certificate of incorporation contains provisions that may delay, defer or prevent a change in control of Alamosa and make removal of our management more difficult.

     Our certificate of incorporation provides for the division of the board of directors into three classes, as nearly equal in size as possible, with each class beginning its three year term in a different year. Our certificate of incorporation also provides that only the board of directors may fix the number of directors. Our bylaws provide that a stockholder may nominate directors only if the stockholder delivers written notice to us not less than 45 days or more than 75 days before the first anniversary of the date on which we first mailed our proxy materials for the preceding year's annual meeting. If the date of the annual meeting is advanced more than 30 days before or delayed more than 30 days after the anniversary of the preceding year's annual meeting, then we must receive the stockholder's notice not after the later of the ninetieth day before the annual meeting or the tenth day after the day the public announcement of the date of the annual meeting is made.

     Our certificate of incorporation provides that any newly created directorship resulting from an increase in the number of directors or a vacancy on the board of directors may be filled only by vote of a majority of the remaining directors then in office, even if less than a quorum. Under no circumstances will our stockholders fill any newly created directorships. Directors elected to fill a vacancy or by reason of an increase in the number of directors will hold office until the annual meeting of stockholders at which the term of office of the class to which they have been elected expires. Directors may be removed from office only for cause and only by the affirmative vote of 80% of the then outstanding shares of stock entitled to vote on the matter.

     Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be taken only at a duly called annual or special meeting of the stockholders, and may not be taken by written consent of the stockholders. Special meetings may be called only by the Chairman of the board of directors, if there is one, the President, the board of directors or the holders of not less than a majority of the then outstanding shares entitled to vote generally in an election of directors. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions that are favored by the holders of a majority of the outstanding voting securities. These provisions may also discourage another person or entity from making an offer to stockholders for the common stock. This is because the person or entity making the offer, even if it acquired a majority of our outstanding voting securities, would be unable to call a special meeting of the stockholders and would further be unable in most situations to obtain unanimous written consent of the stockholders. As a result, any meeting as to matters they endorse, including the election of new directors or the approval of a merger, would have to wait for the next duly called stockholders meeting.

     Our certificate of incorporation also contains fair price provisions designed to provide safeguards for stockholders when a stockholder owning 20% or more of our voting stock, referred to as an interested stockholder, or that interested stockholder's affiliates or associates, attempts to effect a business combination with Alamosa.

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Events that are deemed business combinations include:

     - any merger or consolidation of Alamosa involving an interested stockholder;

     - specified dispositions of assets, cash flow or earning power of Alamosa to an interested stockholder, any issuance of our securities to an interested stockholder or our entering into loans or other arrangements involving an interested stockholder, in each case, meeting specified threshold amounts;

     - the adoption of any plan of liquidation or dissolution of Alamosa; and

     - any issuance or reclassification of our securities having the effect of increasing the proportionate share of ownership of an interested stockholder.

     Regarding the 20% threshold for the definition of interested stockholder, persons who were stockholders in our company before the date of this sale of our common stock may enter into voting agreements with each other, without being deemed the beneficial owner of securities owned by the other parties to the voting agreements, only if the voting agreements:

     - were approved by our board of directors prior to the time they were entered into;

     - do not govern the voting of our common stock in matters other than the election of members of our board of directors; and

     - do not govern the voting of our common stock held by persons other than persons who were stockholders in our company before the date of this sale of our common stock.

In general, a business combination between Alamosa and an interested stockholder must be approved by the affirmative vote of the holders of 80% of our outstanding voting stock, excluding voting stock owned by such interested stockholder, unless the transaction is approved by a majority of the members of the board of directors who are not interested stockholders and who are not affiliated with the interested stockholder. Minimum price and form consideration requirements must also be satisfied. See also "-- Delaware Law."

     Delaware Law provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least 80% of the outstanding voting stock to amend or repeal any of the provisions of the certificate of incorporation or bylaws described above. Except as otherwise provided by law, holders of our common stock are not entitled to vote on any amendment to our certificate of incorporation that changes the powers, preferences, rights or other terms of an outstanding series of our preferred stock, if the holders of the affected series of preferred stock are entitled to vote on the proposed amendment. The bylaws may be amended or repealed by the board of directors, except if the bylaw provisions affect provisions of the certificate of incorporation or bylaws described above, then the affirmative vote of the holders of at least 80% of the outstanding voting stock is required. The 80% stockholder vote would be in addition to any separate vote that each class of preferred stock is entitled to that might in the future be required in accordance with the terms of any preferred stock that might be outstanding at the time any amendments are submitted to stockholders.

     The foregoing provisions, together with the ability of the board of directors to issue preferred stock without further stockholder action, may delay or frustrate the removal of incumbent directors or the completion of transactions that would be beneficial, in the short term, to our stockholders. The provisions may also discourage or make more difficult a merger, tender offer, other business combination or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management, even if these events would be favorable to the interests of our stockholders.

     The certificate of incorporation requires us to indemnify our directors and officers to the fullest extent permitted by law. In addition, as permitted by Delaware law, the certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of certain fiduciary

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duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

     - acts or omissions not in good faith for which involve intentional misconduct or a knowing violation of law;

     - the payment of dividends or the redemption or purchase of stock in violation of Delaware law;

     - any breach of the duty of loyalty to Alamosa or our stockholders; or

     - any transaction from which the director derived an improper personal benefit.

CERTAIN PROVISIONS OF THE SPRINT PCS AGREEMENTS

     Pursuant to our affiliation agreements with the Sprint PCS, under specific circumstances and without further stockholder approval, Sprint PCS may purchase our operating assets or capital stock for 72% or 80% of the "entire business value" of Alamosa, which includes the value of the spectrum licenses, business operations and other assets more fully described in "Our Affiliation Agreements with Sprint PCS -- The Management Agreement -- Determination of Entire Business Value." In addition, Sprint PCS must approve any change of control of our ownership and consent to any assignment of our affiliation agreements with Sprint PCS. Sprint PCS has a right of first refusal if we decide to sell our operating assets to a third party. We are also subject to a number of restrictions on the transfer of our business including a prohibition on the sale of Alamosa or our operating assets to competitors of Sprint or Sprint PCS. These restrictions and other restrictions in our affiliation agreements with Sprint PCS may limit our ability to sell the business and may have a substantial anti-takeover effect.

STOCKHOLDER RIGHTS PLAN

  Rights and rights certificates


     Our board of directors currently expects to adopt a stockholder rights plan at or prior to the closing of this offering. On the date the stockholder rights plan is adopted, we will declare a dividend of one right for each share of common stock outstanding. A right will also attach to each share of common stock issued at the closing of the offering and each share of common stock issued subsequent to the closing of the offering. Each right, when exercisable, entitles the holder to purchase from us one one-thousandth of a share of Series A Preferred Stock at a purchase price of $84 per one one-thousandth of a share, subject to adjustment. Each fractional share of the Series A Preferred Stock will essentially be the economic equivalent of one share of common stock.


     A stockholder rights plan is designed to deter coercive takeover tactics and to otherwise encourage third parties interested in acquiring us to negotiate with our board of directors. The stockholder rights plan achieves these goals by significantly diluting the ownership interest of a person who acquires a specified percentage of common stock.

     Initially, the rights will be attached to all certificates representing outstanding shares of common stock and will be transferred with and only with such certificates. The rights will separate from the common stock and become exercisable upon the earlier to occur of:

     - the close of business on the tenth business day after the public announcement that a person or group of persons has acquired 20% or more of our outstanding common stock, except in connection with an offer approved by our board of directors; or

     - the close of business on the tenth business day after the commencement of, or announcement of an intention to commence a tender offer or exchange offer that would result in a person or group of persons acquiring 20% or more of our outstanding common stock.

     A person or group of persons will be considered to have acquired beneficial ownership of common stock if they have the power to vote or direct the voting of the common stock. Stockholders in existence

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prior to the date of this sale of our common stock may enter into voting agreements with each other only, at any time, without being deemed the beneficial owner of securities owned by the other parties to the voting agreements, if the voting agreements:

     - were approved by our board of directors prior to the time they were entered into;

     - do not govern the voting of our common stock regarding matters other than the election of members of our board of directors; and

     - do not govern the voting of our common stock held by persons other than stockholders in existence prior to the date of this sale of our common stock.

  Expiration of rights

     The rights will expire at the close of business on the tenth anniversary of the date of issuance, unless we redeem or exchange the rights before that date or amend the stockholder rights plan to extend the term of the rights.

  Flip-in right

     If any person or group of persons acquires 20% or more of our outstanding common stock, each holder of a right, other than the acquiring person, will have the right to receive the number of shares of common stock, or in certain circumstances, cash, property or other securities of Alamosa, having a value equal to two times the purchase price of the right. The acquiring person's rights will automatically become null and void in that event. In other words, the stockholders other than the acquiring person will be able to buy common stock at half price.

  Flip-over right

     If at any time after a person or group of persons acquires 20% or more of our outstanding common stock and the following occurs:

     - we effect a merger or other business combination in which we are not the surviving corporation;

     - we are the surviving corporation in a consolidation, merger or similar transaction in which our shares of common stock are changed into or exchanged for other securities; or

     - we sell or otherwise transfer more than 50% of our assets, cash flow or earning power,

then each holder of a right, except a person who has acquired beneficial ownership of 20% or more of the outstanding common stock, may purchase, upon the exercise of each right at the then-current purchase price, that number of shares of common stock of the acquiring company with a market value equal to two times the purchase price of the right. In other words, the stockholders other than the acquiring person will be able to buy common stock of the acquiring company at half price.

  Adjustments

     The purchase price and the number of shares of Series A preferred stock or other securities issuable upon exercise of the rights may be adjusted to prevent dilution upon:

     - stock dividends, subdivisions, combinations or reclassifications of the Series A preferred stock;

     - below market issuances of rights or warrants to subscribe for or convert into Series A preferred stock; or

     - distributions to holders of the Series A preferred stock of evidence of indebtedness, cash, excluding regular quarterly cash dividends, assets, excluding dividends payable in Series A preferred stock, or subscription rights or warrants.

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  Exchange of rights

     After a person or group of persons acquires 20% of our outstanding common stock but before that person or group beneficially owns 50% or more of our common stock, we may, at our option, exchange the rights at an exchange ratio of one-half the number of shares of common stock, Series A preferred stock, or other property for which a right is exercisable immediately prior to our decision to exchange the rights, subject to adjustment. Rights held by an acquiring person are not entitled to these exchange rights. In that event, the stockholders other than the acquiring person would receive common stock in exchange for their rights.

  Redemption of rights

     At any time before a person or group of persons acquires 20% or more of our outstanding common stock, we may redeem the rights at a price of $0.001 per right. Upon the effective date of the redemption of the rights, the rights will terminate and the rights holders will only be entitled to receive the $0.001 redemption price.

  Rights as a stockholder

     Until a right is exercised, the rights will not entitle the holder to the rights as an Alamosa stockholder, including, without limitation, the right to vote or to receive dividends.

  The preferred stock

     The terms of the Series A preferred stock will be contained in a Certificate of Designations, Rights and Preferences filed with the Delaware Secretary of State and attached as an exhibit to the Stockholder Rights Plan, which is filed as an exhibit to the registration statement.

  Anti-takeover effects

     The rights will have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to make more difficult a merger, tender offer, other business combination or proxy contest, even if such event would be favorable to the interest of stockholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, Dallas, Texas.

LISTING

     Application will be made to list the shares of common stock on the Nasdaq National Market under the symbol "APCS."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for the common stock. Future sales of substantial amounts of common stock in the public market could adversely affect market prices of the common stock prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after the consummation of this offering due to contractual and legal restrictions on resale, as described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price of the common stock and our ability to raise equity capital in the future.


     Upon completion of this offering, we will have outstanding an aggregate of 59,214,008 shares of common stock, assuming no exercise of the underwriters' over-allotment option. Of these shares, all of the

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shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with the limitations of Rule 144 described below.

SALES OF RESTRICTED SHARES; OPTIONS
     All of the shares of common stock sold in this offering will be freely tradeable under the Securities Act, unless purchased by our "affiliates," as the Securities Act defines that term. In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, including an affiliate, who has beneficially owned restricted stock for at least one year is entitled to sell, within any three-month period, a number of shares of stock that does not exceed the greater of:
     - one percent of the then outstanding shares of common stock, or
     - the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of that sale is filed.

     In addition, under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned shares of restricted stock for at least two years may resell those shares without compliance with the foregoing requirements. In meeting the one and two year holding periods described above, a holder of restricted stock can include the holding periods of prior owners who were not an affiliate.
     Additional shares of common stock are available for future grants under our 1999 Long Term Incentive Plan. See "Management -- Benefit Plans -- 1999 Long Term Incentive Plan." We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issuable pursuant to our benefit plans that do not qualify for an exemption under Rule 701 from the registration requirements of the Securities Act. We expect to file these registration statements as soon as practicable following the closing of this offering, and these registration statements are expected to become effective upon filing. Shares covered by these registration statements will be eligible for sale in the public markets subject to the lock-up agreements, to the extent applicable.

LOCK-UP AGREEMENTS

     We, our members of senior management and directors, and some of our current stockholders have agreed, pursuant to the lock-up agreements that, during the period beginning from the date of this prospectus and continuing and including the date 180 days after the date of this prospectus, they will not, directly or indirectly, offer, pledge, sell, or otherwise dispose of any shares of capital stock, including but not limited to the filing, or participation in the filing, of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any shares of capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such a transaction, without the prior written consent of Salomon Smith Barney Inc. Salomon Smith Barney Inc. has informed the Company that it has no current intentions of releasing any shares subject to the lock-up agreements. Any determination by Salomon Smith Barney Inc. to release any shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold, and the timing, purpose and terms of the proposed sale. There are no exceptions to the lock-up, except that West Texas PCS, LLC may transfer shares to Budagher Family, LLC, which will also enter into a lock-up agreement, and Rosewood Telecommunications, L.L.C. may transfer shares to Yellow Rock PCS, L.P., which will also enter into a lock-up agreement and everyone subject to the lock-up may dispose of shares as bona fide gifts to persons who also enter into lock-up agreements which terminate 180 days after the date of this prospectus.



     Following the lock-up period, approximately 47,763,659 shares of common stock, including shares issuable pursuant to stock options immediately exercisable or exercisable prior to the termination of the lock-up period, will first become eligible for sale, subject to compliance with Rule 144 of the Securities Act as described above.

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                IMPORTANT UNITED STATES FEDERAL TAX CONSEQUENCES
                    OF OUR COMMON STOCK TO NON-U.S. HOLDERS

     This is a general discussion of United States federal tax consequences of the acquisition, ownership, and disposition of our common stock by a holder that, for U.S. federal income tax purposes, is not a U.S. person as we define that term below. A holder of our common stock who is not a U.S. person is a non-U.S. holder. We assume in the discussion that you will hold our common stock issued pursuant to the offering as a capital asset, which generally, is property held for investment. We do not discuss all aspects of U.S. federal taxation that may be important to you in light of your individual investment circumstances, such as special tax rules that would apply to you, for example, if you are a dealer in securities, financial institution, bank, insurance company, tax-exempt organization, partnership or owner of more than 5% of our common stock. Our discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and shall not seek, any ruling from the IRS with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. We urge you to consult your tax advisor about the U.S. federal tax consequences of acquiring, holding, and disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

     For purposes of this discussion, a U.S. person means any one of the following:

     - a citizen or resident of the U.S.

     - a corporation, partnership, or other entity created or organized in the U.S. or under the laws of the U.S. or of any political subdivision of the U.S.

     - an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source

     - a trust, the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust

DIVIDENDS

     Dividends paid to a non-U.S., holder will generally be subject to withholding of U.S. federal income tax at the rate of 30%. If, however, the dividend is effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder, the dividend will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate holders under certain circumstances, the branch profits tax. Non-U.S. holders should consult any applicable income tax treaties that may provide for a reduction of, or exemption from, withholding taxes. For purposes of determining whether tax is to be withheld at a reduced rate as specified by a treaty, we generally will presume that dividends we pay on or before December 31, 2000, to an address in a foreign country are paid to a resident of that country.

     Under recently finalized Treasury regulations, which in general apply to dividends that we pay after December 31, 2000, to obtain a reduced rate of withholding under a treaty, a non-U.S. holder generally will be required to provide certification as to that non-U.S. holder's entitlement to treaty benefits. These regulations also provide special rules to determine whether, for purposes of applying a treaty, dividends that we pay to a non-U.S. holder that is an entity should be treated as paid to holders of interests in that entity.

GAIN ON DISPOSITION

     A non-U.S. holder will generally not be subject to United States federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless any one of the following is true:

     - the gain is effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder;

     - the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 or more days in the taxable year of the disposition and other requirements are met;

     - the non-U.S. holder is subject to tax pursuant to provisions of the U.S. federal income tax law applicable to certain U.S. expatriates; and

     - we are or have been during certain periods a "United States real property holding corporation" for U.S. federal income tax purposes.

     If we are or have been a United States real property holding corporation, a non-U.S. holder will generally not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of our common stock provided that:

     - the non-U.S. holder does not hold, and has not held during certain periods, directly or indirectly, more than 5% of our outstanding common stock; and

     - our common stock is and continues to be traded on an established securities market for U.S. federal income tax purposes.

We believe that our common stock will be traded on an established securities market for this purpose in any quarter during which it is included for quotation on the Nasdaq National Market.

     If we are or have been during certain periods a U.S. real property holding corporation and the above exception does not apply, a non-U.S. holder will be subject to U.S. federal income tax with respect to gain realized on any sale or other disposition of our common stock as well as to a withholding tax, generally at a rate of 10% of the proceeds. Any amount withheld pursuant to a withholding tax will be creditable against a non-U.S. holder's federal income tax liability.

     Gain that is effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

UNITED STATES FEDERAL ESTATE TAXES

     Our common stock that is owned or treated as owned by an individual who is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, on the date of that person's death will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends that we paid to a holder, and the amount of tax that we withheld on those dividends. This information may also be made available to the tax authorities of a country in which the non-U.S. holder resides.

     Under current U.S. Treasury regulations, U.S. information reporting requirements and backup withholding tax will generally not apply to dividends that we pay on our common stock to a non-U.S. holder at an address outside the U.S. Payments of the proceeds of a sale or other taxable disposition of our common stock by a U.S. office or a broker are subject to both backup withholding at a rate of 31% and information reporting, unless the holder certifies as to its non-reporting requirements. Information reporting, but not backup withholding tax, will also apply to payments of the proceeds of a sale or other taxable disposition of our common stock by foreign offices of U.S. brokers or foreign brokers with certain types of relationships to the U.S., unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met or the holder otherwise established an exemption.

     Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder's U.S. federal income tax liability if certain required information is furnished to the IRS.

     The U.S. Treasury Department has promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, those regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. The final regulations are generally effective for payments made after December 31, 2000, subject to transition rules.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and Alamosa has agreed to sell to the underwriter, the number of shares set forth opposite the name of such underwriter.

                                                                 NUMBER
NAME                                                           OF SHARES
----                                                           ----------
Salomon Smith Barney Inc....................................
Lehman Brothers Inc. .......................................
Credit Suisse First Boston Corporation......................
Deutsche Bank Securities Inc................................
                                                               ----------
          Total.............................................   10,714,000
                                                               ==========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

     The underwriters, for whom Salomon Smith Barney Inc., Lehman Brothers Inc., Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to selected dealers at the public offering
price less a concession not in excess of $     per share. The underwriters may
allow, and such dealers may reallow, a concession not in excess of $     per
share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised Alamosa that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,607,100 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

     We, our officers and directors, and some of our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney Inc., offer, sell, contract to sell, pledge, assign or otherwise dispose of or hedge any shares of common stock of Alamosa or any securities convertible into or exchangeable for common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     As part of this sale of our common stock, the underwriters have agreed to reserve a maximum of 10% of the shares of our common stock to be sold in this offering for sale to our current stockholders at a price per share equal to the public offering price less the underwriting discount. The underwriters will not be entitled to any discount or commission on these shares and the proceeds to us will be the same as if the shares were sold to the general public. However, the number of shares of common stock available for sale to the general public will be reduced to the extent of sales of shares to our current stockholders.

     At our request, Salomon Smith Barney Inc. reserved up to approximately five percent of the shares being offered as directed shares for sale at the initial public offering price to persons who are directors, officers or our employees, or who are otherwise associated with us and our affiliates or employees, and who have advised us of their desire to purchase these shares. The number of shares of common stock available for sale to the general public will be reduced to the extent of sales of directed shares to any of the persons for whom they have been reserved. Any shares not so purchased will be offered by the underwriters on the same basis as all other shares of common stock offered hereby. We have agreed to indemnify the underwriters against specified liabilities and expenses, including liabilities under the Securities Act of 1933, in connection with the sales of the directed shares.

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. There can be no assurance, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in the common stock will develop and continue after this offering.

     We will apply to have the common stock included for quotation on the Nasdaq National Market under the symbol "APCS."

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                     PAID BY ALAMOSA
                                                               ---------------------------
                                                               NO EXERCISE   FULL EXERCISE
                                                               -----------   -------------
Per Share...................................................    $              $
          Total.............................................    $              $

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.


     We estimate that the total expenses of this offering, excluding underwriting discounts and expenses, will be $1,020,000.


     The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In particular, Salomon Smith Barney Inc., Credit Suisse First Boston Corporation and Lehman Brothers Inc. are also acting as underwriters in the offering of our senior discount notes.

     We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     Certain legal matters in connection with the sale of the shares of common stock offered hereby will be passed upon for Alamosa by Haynes and Boone, LLP, Dallas, Texas and for the underwriters by Cravath, Swaine & Moore.

                                    EXPERTS

     The financial statements of Alamosa PCS, LLC as of December 31, 1998 and September 30, 1999, and for the period from inception, July 16, 1998 to December 31, 1998, the nine-month period ended September 30, 1999 and the period from inception, July 16, 1998 to September 30, 1999, have been included herein and in the registration statement in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, appearing elsewhere herein, given on authority of said firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     The prospectus constitutes a part of the registration statement on Form S-1, together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement, which we have filed with the Securities and Exchange Commission with respect to the common stock offered in this prospectus. This prospectus does not contain all of the information in the registration statement. For further information about us and our securities, see the registration statement and its exhibits. This prospectus contains a description of the material terms and features of some material contracts, reports or exhibits to the registration statement required to be disclosed. However, as the descriptions are summaries of the contracts, reports or exhibits, we urge you to refer to the copy of each material contract, report and exhibit attached to the registration statement. Copies of the registration statement and the exhibits to the registration statement, as well as the periodic reports, proxy statements and other information we will file with the Securities and Exchange Commission, may be examined without charge in the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W. Room 1024, Washington, DC 20549, and the Securities and Exchange Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, IL 60661, and 7 World Trade Center, 13th Floor, New York, NY 10048 or on the Internet at http://www.sec.gov. You can get information about the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Copies of all or a portion of the registration statement can be obtained from the Public Reference Section of the Securities and Exchange Commission upon payment of prescribed fees. In addition, the Securities and Exchange Commission maintains a Web site which provides online access to periodic reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at the address http://www.sec.gov.

     As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will be required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission. We will send an annual report to shareholders and any additional reports or statements required by the Securities and Exchange Commission. The annual report to shareholders will contain financial information that has been examined and reported on, with an opinion expressed by an independent public accountant.

                                ALAMOSA PCS LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants...........................  F-2
Balance Sheets as of December 31, 1998, September 30, 1999,
  and as adjusted September 30, 1999 (unaudited)............  F-3
Statements of Operations for the period July 16, 1998,
  (inception), through December 31, 1998, for the period
  July 16, 1998, (inception), through September 30, 1998
  (unaudited), for the nine-month period ended September 30,
  1999, and for the period July 16, 1998, (inception),
  through September 30, 1999................................  F-4
Statements of Members' Equity for the period July 16, 1998,
  (inception), through December 31, 1998, and the nine-month period ended September 30, 1999...........................  F-5
Statements of Cash Flows for the period July 16, 1998,
  (inception), through December 31, 1998, for the period
  July 16, 1998, (inception), through September 30, 1998
  (unaudited), for the nine-month period ended September 30,
  1999, and for the period July 16, 1998, (inception),
  through September 30, 1999................................  F-6
Notes to Financial Statements...............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Managers and
Members of Alamosa PCS LLC:

     In our opinion, the accompanying balance sheets and the related statements of operations, members' equity and cash flows present fairly, in all material respects, the financial position of Alamosa PCS LLC (a development stage enterprise) at December 31, 1998 and September 30, 1999, and the results of its operations and its cash flows for the period from July 16, 1998 (inception) through December 31, 1998, the nine-month period ended September 30, 1999 and the period from July 16, 1998 (inception) through September 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                            PRICEWATERHOUSECOOPERS LLP

Dallas, Texas
December 5, 1999, except as to Note 11 which is as of December 31, 1999

                                ALAMOSA PCS LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                 BALANCE SHEETS

                                     ASSETS


                                                                                          AS ADJUSTED
                                                                                       SEPTEMBER 30, 1999
                                              DECEMBER 31, 1998   SEPTEMBER 30, 1999      (UNAUDITED)
                                              -----------------   ------------------   ------------------
Current assets:
  Cash and cash equivalents.................     $13,529,077         $  7,454,309         $  7,454,309
  Accounts receivable, net of allowance for
     doubtful accounts of $24,355 at
     September 30, 1999.....................              --              832,827              832,827
  Inventory.................................              --            4,989,500            4,989,500
  Prepaid expenses and other assets.........          52,046              686,102              686,102
  Interest receivable.......................              --               19,255               19,255
                                                 -----------         ------------         ------------
          Total current assets..............      13,581,123         $ 13,981,993         $ 13,981,993
                                                 -----------         ------------         ------------
Notes receivable from related party.........              --              100,000              100,000
Debt issuance costs.........................              --            3,892,678            3,892,678
Restricted cash.............................              --            1,000,000            1,000,000
Construction in progress....................       1,978,770           28,940,359           28,940,359
Property and equipment, net.................         113,992           36,929,808           36,929,808
Microwave relocations, net..................              --            3,333,189            3,333,189
Other non-current assets....................              --              233,700              233,700
                                                 -----------         ------------         ------------
          Total assets......................     $15,673,885         $ 88,411,727         $ 88,411,727
                                                 ===========         ============         ============

                                         LIABILITIES AND EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....     $   395,355         $  9,656,578         $  9,656,578
  Payable to related parties................         450,496            1,043,259            1,043,259
  Current installments of capital leases....          20,145               21,281               21,281
  Notes payable.............................          23,637              143,690              143,690
  Microwave relocation obligation...........              --            3,372,484            3,372,484
  Other current liabilities.................              --              244,369              244,369
                                                 -----------         ------------         ------------
          Total current liabilities.........     $   889,633         $ 14,481,661         $ 14,481,661
Capital lease obligations, noncurrent.......         708,074              832,684              832,684
Long-term debt, excluding current
  maturities................................              --           59,887,586           59,887,586
                                                 -----------         ------------         ------------
          Total liabilities.................       1,597,707           75,201,931           75,201,931

Commitments and contingencies

Equity:
  Contributed capital.......................     $15,000,000         $ 25,000,000         $         --
  Deficit accumulated during the development
     stage..................................        (923,822)         (18,612,241)         (18,612,241)
  Preferred stock, par value $.01 per share;
     10,000,000 shares authorized; no shares
     issued and outstanding.................
  Common stock, $.01 par value; 290,000,000
     shares authorized, 48,500,008 issued
     and outstanding........................              --                   --              485,000
  Additional paid-in capital................              --           11,193,751           35,708,751
  Unearned compensation.....................              --           (4,371,714)          (4,371,714)
                                                 -----------         ------------         ------------
          Total Equity......................      14,076,178           13,209,796           13,209,796
          Total liabilities and members'
            equity..........................     $15,673,885         $ 88,411,727         $ 88,411,727
                                                 ===========         ============         ============


     The accompanying notes are an integral part of the unaudited financial statements.

                                ALAMOSA PCS LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF OPERATIONS


                                                                                                     CUMULATIVE FOR THE
                                      FOR THE PERIOD        FOR THE PERIOD                                 PERIOD
                                       JULY 16, 1998         JULY 16, 1998      FOR THE NINE-MONTH      JULY 16, 1998
                                    (INCEPTION) THROUGH   (INCEPTION) THROUGH      PERIOD ENDED      (INCEPTION) THROUGH
                                     DECEMBER 31, 1998    SEPTEMBER 30, 1998    SEPTEMBER 30, 1999   SEPTEMBER 30, 1999
                                    -------------------   -------------------   ------------------   -------------------
                                                              (UNAUDITED)
Revenues:
  Service revenues................      $       --             $      --           $  1,187,008            1,187,008
  Product sales...................              --                    --                813,052              813,052
                                        ----------             ---------           ------------         ------------
          Total revenue...........              --                    --              2,000,060            2,000,060
Cost of services..................              --                    --                818,678              818,678
Cost of products sold.............              --                    --                794,963              794,963
                                        ----------             ---------           ------------         ------------
          Gross profit............              --                    --                386,419              386,419
Operating expenses:
  Selling, general and
     administrative expenses
     (excluding equity
     participation compensation
     expense).....................         949,445               400,631              9,194,937           10,144,382
  Equity participation
     compensation expense.........              --                    --              6,822,037            6,822,037
  General and administrative
     expenses -- related
     parties......................           6,886                    --                680,006              686,892
  Depreciation and amortization...           2,063                    --                936,736              938,799
                                        ----------             ---------           ------------         ------------
          Loss from operations....        (958,394)             (400,631)           (17,247,297)         (18,205,691)
Interest and other income.........          34,589                   170                444,746              479,335
Interest expense..................             (17)                   --               (885,868)            (885,885)
                                        ----------             ---------           ------------         ------------
          Net loss................        (923,822)             (400,461)           (17,688,419)         (18,612,241)
Pro forma basic and diluted
  weighted average common shares
  outstanding (unaudited).........      48,500,008            48,500,008             48,500,008           48,500,008
Pro forma information (unaudited):
  Net loss........................        (923,822)             (400,461)           (17,688,419)         (18,612,241)
  Pro forma income tax adjustment:
     Income tax benefit...........         317,592               137,671              6,014,062            6,331,558
     Deferred tax valuation
       allowance..................        (317,592)             (137,671)            (6,014,062)          (6,331,558)
                                        ----------             ---------           ------------         ------------
     Pro forma net loss...........        (923,822)             (400,461)           (17,688,419)         (18,612,241)
  Basic and diluted pro forma net
     loss per common share........      $    (0.02)            $   (0.01)          $      (0.36)        $      (0.38)
                                        ==========             =========           ============         ============


     The accompanying notes are an integral part of the unaudited financial statements.

                                ALAMOSA PCS LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          STATEMENT OF MEMBERS' EQUITY
                FOR THE PERIOD JULY 16, 1998 (INCEPTION) THROUGH
      DECEMBER 31, 1998 AND THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1999

                                                                                                       YELLOW
                                  ALAMO IV      ROSEWOOD       WEST TX       TREGAN      LONGMONT       ROCK          TOTAL
                                 -----------   -----------   -----------   -----------   ---------   -----------   ------------
Balance, July 16, 1998
(inception)....................  $        --   $        --   $        --   $        --   $      --    $      --    $         --
  Members' contributions.......    8,443,944     3,007,732     2,187,500       927,835     309,278      123,711      15,000,000
  Net loss.....................     (520,047)     (185,240)     (134,724)      (57,144)    (19,048)      (7,619)       (923,822)
                                 -----------   -----------   -----------   -----------   ---------    ---------    ------------
Balance, December 31, 1998.....  $ 7,923,897   $ 2,822,492   $ 2,052,776   $   870,691   $ 290,230    $ 116,092    $ 14,076,178
                                 -----------   -----------   -----------   -----------   ---------    ---------    ------------
  Members' contributions.......    5,629,300     2,005,150     1,458,330       618,560     206,190       82,470      10,000,000
  Net loss.....................   (9,957,342)   (3,546,793)   (2,579,555)   (1,094,135)   (364,718)    (145,876)    (17,688,419)
  Additional paid in capital...                                                                                      11,193,751
  Unearned compensation........                                                                                      (4,371,714)
                                 -----------   -----------   -----------   -----------   ---------    ---------    ------------
Balance, September 30, 1999....  $ 3,595,855   $ 1,280,849   $   931,551   $   395,116   $ 131,702    $  52,686    $ 13,209,796
                                 ===========   ===========   ===========   ===========   =========    =========    ============

   The accompanying notes are an integral part of these financial statements.

                                ALAMOSA PCS LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF CASH FLOWS

                                                FOR THE PERIOD       FOR THE PERIOD                           CUMULATIVE FOR THE
                                                 JULY 16, 1998        JULY 16, 1998           FOR THE               PERIOD
                                                  (INCEPTION)      (INCEPTION) THROUGH       NINE-MONTH          JULY 16, 1998
                                                    THROUGH        SEPTEMBER 30, 1998       PERIOD ENDED      (INCEPTION) THROUGH
                                               DECEMBER 31, 1998       (UNAUDITED)       SEPTEMBER 30, 1999   SEPTEMBER 30, 1999
                                               -----------------   -------------------   ------------------   -------------------
Cash flows from operating activities:
Net loss.....................................     $  (923,822)          $(400,461)          $(17,688,419)        $(18,612,241)
Adjustments to reconcile net loss to net cash
  used in operating activities:
  Equity participation compensation
    expense..................................              --                  --              6,822,037            6,822,037
  Depreciation and amortization..............           2,063                  --                936,736              938,799
  Amortization of debt issuance costs........              --                  --                178,264              178,264
  Deferred interest expense..................              --                  --                544,055              544,055
  (Increase) decrease in:
    Accounts receivable......................              --                  --               (832,827)            (832,827)
    Inventory................................              --                  --             (4,989,500)          (4,989,500)
    Prepaid expenses and other assets........         (52,046)                 --               (634,056)            (686,102)
    Interest receivable......................              --                  --                (19,255)             (19,255)
  Increase (decrease) in:
    Accounts payable and accrued expenses....         845,851             403,744              6,344,077            7,189,928
                                                  -----------           ---------           ------------         ------------
         Net cash provided (used) by
           operating activities..............        (127,954)              3,283             (9,338,888)          (9,466,842)
                                                  -----------           ---------           ------------         ------------
Cash flows from investing activities:
  Issuance of notes receivable...............              --                  --               (100,000)            (100,000)
  Increase in restricted cash................              --                  --             (1,000,000)          (1,000,000)
  Additions to construction in progress......      (1,250,551)           (396,812)            (8,225,571)          (9,476,122)
  Additions to property and equipment........         (92,418)                 --             (9,459,029)          (9,551,447)
                                                  -----------           ---------           ------------         ------------
         Net cash used investing
           activities........................      (1,342,969)           (396,812)           (18,784,600)         (20,127,569)
                                                  -----------           ---------           ------------         ------------
Cash flows from financing activities:
  Debt issuance cost.........................              --                  --               (230,942)            (230,942)
  Capital contribution.......................      15,000,000             500,000             10,000,000           25,000,000
  Increase in notes payable..................                                                 12,289,626           12,289,626
  Payments on capital leases.................              --                  --                (20,633)             (20,633)
  Interest rate cap premiums.................              --                  --               (233,700)            (233,700)
  Bank overdraft.............................              --                  --                244,369              244,369
                                                  -----------           ---------           ------------         ------------
         Net cash provided by financing
           activities........................      15,000,000             500,000             22,048,720           37,048,720
                                                  -----------           ---------           ------------         ------------
         Net increase (decrease) in cash and
           cash equivalents..................      13,529,077             106,471             (6,074,768)           7,454,309
Cash and cash equivalents at beginning of
  period.....................................              --                  --             13,529,077                   --
                                                  -----------           ---------           ------------         ------------
Cash and cash equivalents at end of period...     $13,529,077           $ 106,471           $  7,454,309         $  7,454,309
                                                  ===========           =========           ============         ============
Supplemental disclosure -- cash paid for
  interest...................................     $        --           $      --           $     60,093         $     60,093
                                                  ===========           =========           ============         ============
Supplemental disclosure of noncash
  activities:
  Capitalized lease obligations incurred.....     $   728,219           $      --           $    146,379         $    874,598
  Liabilities assumed in connection with
    acquisition of construction in progress
    and property and equipment...............          23,637                  --             46,843,867           46,867,504
  Liabilities assumed in connection with debt
    issuance cost............................              --                  --              3,840,000            3,840,000
  Liabilities assumed in connection with
    microwave relocations....................              --                  --              3,372,484            3,372,484
                                                  -----------           ---------           ------------         ------------
                                                  $   751,856           $      --           $ 54,202,730         $ 54,954,586
                                                  ===========           =========           ============         ============

The accompanying notes are integral part of the unaudited financial statements.

                                ALAMOSA PCS LLC

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS OPERATIONS

     Alamosa PCS LLC, referred to in these financial statements as the Company or Alamosa, was formed in July 1998 as a Texas limited liability company. In July, 1998, Alamosa entered into affiliation agreements with Sprint PCS, the PCS Group of Sprint Corporation. These affiliation agreements provide Alamosa with the exclusive right to build, own and manage a wireless voice and data services network in markets with over 5.2 million residents located in Texas, New Mexico, Arizona, and Colorado under the Sprint PCS brand. As described in Note 11, Alamosa has signed a letter of intent to amend its affiliation agreements with Sprint PCS to expand its services network so that it will include 8.4 million residents. Alamosa is required to build out the wireless network according to Sprint PCS specifications. The affiliation agreements are in effect for a term of 20 years with three 10-year renewal options unless terminated by either party under provisions outlined in the affiliation agreements. The affiliation agreements include indemnification clauses between Alamosa and Sprint PCS to indemnify each other against claims arising from violations of laws or the affiliation agreements, other than liabilities resulting from negligence or willful misconduct of the party seeking to be indemnified.

     As described in Note 11, Alamosa PCS Holdings Inc. was formed in October 1999 in anticipation of an initial public offering. Immediately prior to the offering, shares of Alamosa PCS Holdings Inc., the registrant, will be exchanged for the Company's membership interests. The Company will be wholly owned by Alamosa PCS Holdings Inc.

     Alamosa is currently in the development stage. This stage is characterized by significant expenditures for the design and construction of the wireless network. Management estimates total network build-out expenditures related to the markets included in the affiliation agreements with Sprint PCS, of approximately $272 million, including site acquisition, design, construction and equipment through 2002. These expenditures will be funded through member contributions of $37 million, a financing agreement with Nortel Networks Inc. of $250 million and proceeds of the initial public offering described in Note 11. From inception through September 30, 1999, the Company has commenced operations in seven markets. Since inception, the Company has incurred revenues and expenses of $2,000,060 and $20,612,301 resulting in a deficit accumulated during the development stage of $18,612,241 at September 30, 1999. Alamosa has signed an agreement with a related party for the provision of engineering services related to the network build-out. Once the initial build-out is completed within a market, the Company's focus will be the development of the Sprint PCS subscriber base within that market.

     The Regulations of the Company, as amended, provide for the governance and administration of the Company's business, allocation of profits and losses, tax allocations, transactions with partners, disposition of ownership interest and other matters. The Regulations establish two classes of membership interests. Class I members have full voting rights and are entitled to full benefits of ownership of their share of the Company. Class II members consist of additional non-voting share interests of the Company which the Board of Managers may authorize to be distributed to employees of the Company under an incentive bonus plan.

     The Regulations generally provide for the allocation of profits and losses pro-rata based on the proportion that a percentage interest of a member bears to the aggregate percentage interests of all members, as defined in the Regulations.

                                ALAMOSA PCS LLC

     The members of the Company have the following class I ownership interests as of December 31, 1998 and September 30, 1999:

Alamo IV, LLC.............................................   56.2930%
Rosewood Telecommunications, L.L.C........................   20.0515%
West Texas PCS, LLC.......................................   14.5833%
Tregan International Corp.................................    6.1856%
Longmont PCS, LLC.........................................    2.0619%
Yellow Rock PCS, L.P......................................    0.8247%

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies:

  Cash and cash equivalents

     Cash and cash equivalents include cash, money market funds, and commercial paper with minimal interest rate risk and original maturities of three months or less at the date of acquisition. The carrying amount approximates fair value.

     As of September 30, 1999, other liabilities consist of a bank overdraft of $244,369. This overdraft was mainly due to the timing of transfers between Alamosa's operating and investment accounts.

  Inventory

     Inventory consists of handsets and related accessories. Inventories purchased for resale will be carried at the lower of cost, determined using weighted average, or market. Market will be determined using replacement cost in accordance with industry standards.

  Microwave relocation

     Microwave relocation includes costs and the related obligation incurred to relocate incumbent microwave frequencies in Alamosa's service area. Microwave relocation costs are amortized on a straight-line basis over 20 years beginning upon commencement of services in respective markets. The amortization of microwave relocation costs was insignificant in 1998 and totaled $39,295 for the nine-month period ended September 30, 1999.

  Property, equipment, and construction in progress

     Property and equipment are reported at cost less accumulated depreciation. Cost incurred to design and construct the wireless network in a market are classified as construction in progress. When the wireless network for a particular market is completed and placed into service, the related costs are transferred from construction in progress to property and equipment. Repair and maintenance costs are charged to expense as incurred; significant renewals and betterments are capitalized.

     When depreciable assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the respective accounts, and any gains or losses on disposition are recognized in income. If facts or circumstances support the possibility of impairment, the Company will prepare a projection of future operating cash flows, undiscounted and without interest. If based on this projection, the Company does not expect to recover its carrying cost, an impairment loss equal to the difference between the fair value of the asset and its carrying value will be recognized in operating income. No such losses have been recognized to date.

     Property and equipment are depreciated using the straight-line method based on estimated useful lives of the assets.

                                ALAMOSA PCS LLC

     Asset lives are as follows:

Buildings...............................................     20 years
Network equipment.......................................   5-10 years
Vehicles................................................      5 years
Furniture and office equipment..........................    5-7 years

     Leasehold improvements are depreciated over the shorter of the remaining term of the lease or the estimated useful life of the improvement.

     Interest will be capitalized in connection with the construction of the wireless network. The capitalized interest will be recorded as part of the asset to which it relates and will be amortized over the asset's estimated useful life. No interest was capitalized in 1998. Total interest capitalized is $656,800 as of September 30, 1999.

  Software costs

     Initial operating systems software is capitalized and amortized using the straight-line method, generally over a period of five years. Capitalized software of approximately $11,500 and $323,000 at December 31, 1998 and September 30, 1999 are recorded in property and equipment. The Company amortized computer software costs of approximately $800 and $12,200 during 1998 and for the nine month period ended September 30, 1999.

  Start-up costs

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." This statement is effective January 1, 1999 and requires that costs of start up activities and organization costs be expensed as incurred.

     The Company has expensed start-up and organization costs as incurred. The adoption of this statement will have no effect on the Company's financial position or results of operations.

  Advertising costs

     Advertising costs are expensed as incurred. Advertising expenses totaled approximately $2,100 and $2,282,000 during 1998 and for the nine-month period ended September 30, 1999 respectively. Advertising costs include handset subsidy expenses representing the excess of the cost of handsets over the retail sales price. There was no handset subsidy expense during 1998. Handset subsidy expense was approximately $1,194,000 for the nine-month period ended September 30, 1999.

  Income taxes

     At December 31, 1998 and September 30, 1999, Alamosa is organized as a Texas limited liability company. Therefore, the results of operations of the Company are included in the income tax returns of its members. Accordingly, no provision for income taxes is recorded in the accompanying financial statements.

  Revenue recognition

     The Company will recognize revenue as services are performed. Sprint PCS will handle Alamosa's billings and collections and will retain 8% of collected service revenues from Sprint PCS subscribers based in Alamosa's territory and from non-Sprint PCS subscribers who roam onto Alamosa's network. The amount retained by Sprint PCS will be recorded as an operating expense. Revenues generated from the sale of handsets and accessories and from roaming services provided to Sprint PCS customers who are not based in Alamosa's territory are not subject to the 8% retainage.

                                ALAMOSA PCS LLC

     Sprint PCS will pay Alamosa a Sprint PCS roaming fee for each minute that a Sprint PCS subscriber based outside of Alamosa's territory roams on Alamosa's portion of the Sprint PCS network. Revenue from these services will be recognized as the services are performed. Similarly, Alamosa will pay Sprint PCS roaming fees to Sprint PCS, when a Sprint PCS subscriber based in Alamosa's territory roams on the Sprint PCS network outside of Alamosa's territory. These costs will be included as cost of sales when incurred.

     Product revenues consisting of proceeds from sales of handsets and accessories will be recorded net of an allowance for sales returns. The allowance will be estimated based on Sprint PCS's handset return policy which allows customers to return handsets for a full refund within 30 days of purchase. When handsets are returned to the Company, the Company may be able to reissue the handsets to customers at little additional cost. However, when handsets are returned to Sprint PCS for refurbishing, the Company will receive a credit from Sprint PCS, which will be less than the amount the Company originally paid for the handset. For the nine-month period ended September 30, 1999 product revenue was $818,678. The cost of these products was $1,991,963; $797,633 of this cost has been classified as cost of products sold and $1,194,000 of the cost which represents the excess of the cost of handsets over the retail sales price of handsets has been included in advertising costs. The basis for inclusion of the excess handset cost in advertising expense is to reflect the promotional nature of these transactions. Alamosa sells handsets solely as a means to attract wireless subscribers. There were no product revenues or related costs for the period from inception to December 31, 1998.

  Stock based compensation

     The Company has elected to follow Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB 25, the Company recorded no compensation expense related to stock options at December 31, 1998. At September 30, 1999, the Company recorded compensation expense of $6,822,037 which is presented as equity participation compensation expense in the Company's Statement of Operations. The equity participation compensation expense relates to two employees whose normal compensation is recorded in selling, general and administrative expenses. The Company has implemented the disclosure-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation."

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

  Risks and uncertainties

     Emergence from the development stage is dependent upon successful implementation of the Company's business strategy and development of a sufficient subscriber base. The Company will continue to incur significant expenditures in connection with expanding and improving its operations.

  Concentration of risk

     The Company maintains cash and cash equivalents in accounts with a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. The Company monitors the financial stability of this institution regularly and management does not believe there is significant credit risk associated with deposits in excess of federally insured amounts.

                                ALAMOSA PCS LLC

  Effects of recent accounting pronouncements

     In June 1998 and June 1999, the Financial Accounting Standards Board, commonly referred to as FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133." These statements require companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedging accounting. SFAS No. 133 will be effective for Alamosa's fiscal year ending December 31, 2001. Management believes that the adoption of these statements will not have a significant impact on the Company's financial results.

     The American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," in April 1998. Effective for financial statements for fiscal years beginning after December 15, 1998, this statement requires costs of start-up activities and organization costs to be expensed as incurred. Start-up activities are defined as those one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer or beneficiary, initiating a new process in an existing facility, or commencing some new operation. The Company has not capitalized any expenses with such characteristics for financial reporting purposes. Therefore, the Company believes adoption of this statement will not materially impact the financial statements.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This statement requires that all items required to be recognized under accounting standards as components of comprehensive income, be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 is effective for financial statement periods beginning after December 31, 1997. However, in the current year, no items represent comprehensive income as defined in SFAS No. 130.

3. UNAUDITED PRO FORMA AND AS ADJUSTED INFORMATION

     The unaudited pro forma and as adjusted information reflects certain assumptions regarding transactions and their effects that would occur as a result of the initial public offering described in Note 11.

  Unaudited pro forma income information

     The unaudited pro forma information as shown on the statement of operations is presented to show the effects of income taxes related to the Company's anticipated termination of its limited liability company status. The unaudited pro forma income tax adjustment is presented as if the Company had been a C Corporation subject to federal and state income taxes at an effective tax rate of 34% for the period from inception through December 31, 1998 and the nine-month period ended September 30, 1999. Application of the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" would have resulted in a deferred tax asset primarily from temporary differences related to the treatment of start-up costs and from net operating loss carryforwards. The deferred tax asset would have been offset by a full valuation allowance as there is not currently sufficient positive evidence as required by SFAS No. 109 to substantiate recognition of the asset.

     The pro forma information is presented for informational purposes only and is not necessarily indicative of operating results that would have occurred had the Company elected to terminate its limited liability company status as of the beginning of each of the periods presented, nor are they necessarily indicative of future operating results.

                                ALAMOSA PCS LLC

  Unaudited pro forma net loss per share

     Pro forma net loss per share is calculated by dividing pro forma net loss by the weighted average number of shares of common stock which would have been outstanding before the initial public offering after giving effect to the reorganization of the Company described in Note 11.

  Unaudited pro forma weighted average shares outstanding

     Unaudited pro forma weighted average shares outstanding is computed after giving effect to the reorganization of the Company described in Note 11. The calculation was made in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Diluted weighted average shares outstanding at September 30, 1999 exclude 487,288 incremental potential common shares from stock options because inclusion would have been antidilutive.

4. PROPERTY, EQUIPMENT AND CONSTRUCTION IN PROGRESS

     Property and equipment consists of the following:

                                            DECEMBER 31,    SEPTEMBER 30,
                                                1998            1999
                                            ------------    -------------
Vehicles..................................   $   23,637      $   430,753
Furniture and office equipment............       92,418        1,679,017
Network equipment.........................           --       33,635,587
Land and building.........................           --        2,080,526
                                             ----------      -----------
                                                116,055       37,825,883
Accumulated depreciation..................       (2,063)        (896,075)
                                             ----------      -----------
          Total...........................   $  113,992      $36,929,808
                                             ==========      ===========

     Construction in progress consists of the following:

                                            DECEMBER 31,    SEPTEMBER 30,
                                                1998            1999
                                            ------------    -------------
Network equipment.........................   $1,628,271      $23,009,205
Leasehold improvements....................      350,499        5,931,154
                                             ----------      -----------
          Total...........................   $1,978,770      $28,940,359
                                             ==========      ===========

                                ALAMOSA PCS LLC

5. LEASES

  Operating leases

     The Company has various operating leases, primarily related to rentals of towers sites and offices. Rental expense was $15,208 and $664,622 for the period ended December 31, 1998 and for the nine-month period ended September 30, 1999 respectively. At September 30, 1999, the aggregate minimum rental commitments under noncancelable operating leases for the periods shown are as follows:

YEARS:
  1999..................................................  $   684,167
  2000..................................................    2,965,083
  2001..................................................    2,978,702
  2002..................................................    2,997,820
  2003..................................................    3,030,731
  2004..................................................    3,086,337
  Thereafter............................................   15,633,791
                                                          -----------
          Total.........................................  $31,376,631
                                                          ===========

     Included in total minimum rental commitments is $16,049,515 which will be paid to related parties.

  Capital leases

     Capital leases consist of leases for rental of retail space and switch usage. The net present value of the leases was $728,219 and $853,965 at December 31, 1998 and September 30, 1999, respectively, and was included in construction in progress and property and equipment. Amortization recorded under these leases was minimal during 1998 and was $20,661 for the nine-month period ended September 30, 1999.

     At September 30, 1999, the future payments under capital lease obligations, less imputed interest, are as follows:

YEARS:
  1999...................................................  $   26,430
  2000...................................................     105,720
  2001...................................................     105,720
  2002...................................................     105,720
  2003...................................................     105,720
  2004...................................................     113,970
  Thereafter.............................................   1,085,480
                                                           ----------
Total minimum lease payments.............................   1,648,760
Less: imputed interest...................................     794,795
                                                           ----------
Present value of minimum lease payments..................     853,965
Less: current installments...............................      21,281
                                                           ----------
Long-term capital lease obligations at September 30,
  1999...................................................  $  832,684
                                                           ==========

6. COMMITMENTS AND CONTINGENCIES

     Alamosa has a $500,000 revolving line of credit with Norwest Bank that expires December 9, 1999. The line of credit has a variable interest rate, 9.0% at September 30, 1999. Proceeds from this line of credit are used to purchase vehicles for service representatives. As of September 30, 1999, $147,012 remained available on the line of credit. The vehicles purchased under this line of credit and all of Alamosa's cash and cash equivalents held at Norwest Bank are pledged as collateral under the terms of the Agreement. No interest amounts were paid during the period ended December 31, 1998. A total of $8,686 was paid during the nine-month period ended September 30, 1999.

                                ALAMOSA PCS LLC

     On December 21, 1998, Alamosa entered into a three-year agreement with Nortel for network equipment and infrastructure. Pursuant to the agreement, Nortel will also provide installation and optimization services, such as network engineering and radio frequency engineering, for the equipment and grant Alamosa a nonexclusive license to use the software associated with the Nortel equipment. As described in Note 10, Alamosa has committed to purchase $82.0 million worth of equipment and services from Nortel. Nortel will finance these purchases pursuant to the Nortel credit facility. Under the agreement, Alamosa will receive a discount on the network equipment and services because of the Company's affiliation with Sprint PCS, but must pay a premium on any equipment and services financed by Nortel. If Alamosa's affiliation with Sprint PCS ends, Nortel has the right to either terminate the agreement or, with Alamosa's consent modify the agreement to establish new prices, terms and conditions.

7. RELATED PARTY TRANSACTIONS

  Note receivable

     On April 23, 1999, the Company entered into a $100,000 loan agreement with an officer of the Company. The loan matures on April 2014 and accrues interest at an annual rate of 7.75%.

  Agreements with CHR Solutions, Inc.

     Alamosa has entered into a number of agreements with CHR Solutions as described in more detail below. CHR Solutions resulted from a merger between Hicks & Ragland Engineering Co., Inc., and Cathey, Hutton & Associates, Inc. effective as of November 1, 1999. David Sharbutt, Alamosa's Chairman and Chief Executive Officer, was at the time the agreements were executed the President and Chief Executive Officer of Hicks & Ragland. Mr. Sharbutt is currently employed as a senior consultant by CHR Solutions. Hicks & Ragland is also affiliated with a membership interest holder of Alamosa.

     On July 27, 1998, Alamosa entered into an engineering services contract with Hicks & Ragland for design and construction inspection services in connection with the network deployment. The term of the contract covers three periods through August 2001, though either party may terminate the agreement for cause before August 2001. A guaranteed maximum fee amount has been set for each period of the contract, and those fees aggregate to approximately $7.0 million, excluding taxes. If the total billing for the project is less than the guaranteed maximum fee, Alamosa will pay an incentive bonus equal to 50% of the difference. Alamosa paid $902,243 and $1,834,853 for these services during 1998 and for the nine-month period ended September 30, 1999 respectively. Engineering fees under this agreement are recorded in construction in progress and property and equipment and comprise approximately 72% and 3% of fixed asset purchases during 1998 and 1999 respectively. At December 31, 1998 and September 30, 1999, amounts payable under these agreements amounted to $443,610 and $737,753.

     Effective September 20, 1998, Alamosa entered into a special services contract with Hicks & Ragland, to provide marketing and operations consulting services for a maximum amount of $100,000. Subsequent contracts for marketing, consulting, business planning and radio frequency "drive testing" were approved in October 1999, in an aggregate amount of approximately $500,000. Alamosa paid $235,550 for these services for the nine-month period ended September 30, 1999. The amounts payable under these agreements was $189,444 at September 30, 1999.

     On April 9, 1999, Alamosa entered into a data communications services contract with H&R Data Com, an affiliate of Hicks & Ragland, to perform design and implementation services in connection with corporate enterprise wide area network and local area networks for a maximum fee of $262,040. Alamosa paid $88,486 for these services for the nine-month period ended September 30, 1999.

                                ALAMOSA PCS LLC

     As of April 6, 1999, Alamosa entered into a telecommunications service agreement with Tech Telephone Company Limited Partnership, an affiliate of Hicks & Ragland, to install and provide DS1 telecommunications lines between Sprint PCS and Alamosa's Lubbock-based operations and between Alamosa's Lubbock based operations and other markets for an estimated annual cost of $567,000. The original term of the agreement is three years, but the agreement automatically renews upon expiration for additional successive 30-day terms by either party.

     As of August 13, 1999, Alamosa entered into a distribution agreement with TechTel Communications Corporation, an affiliate of Hicks & Ragland, authorizing it to become a third party distributor of Sprint PCS products and services for Alamosa in Lubbock.

  Agreement with American Tower Corporation

     In August 1998, Alamosa entered into a master site development and lease agreement with Specialty, now a subsidiary of American Tower Corporation. Pursuant to the agreement, Specialty arranges for collocation of equipment or constructs new facilities in areas identified for build-out. Specialty provides site acquisitions, leasing and construction services, and secures zoning, permitting and surveying approvals and licenses for each base station. This initial term master agreement expires in August 2003, with automatic renewal for three additional terms of five years each. The agreement provides for monthly payments subject to an annual adjustment based on the Consumer Price Index. Prior to becoming a subsidiary of American Tower Corporation, Specialty was related to Alamosa through one of Alamosa's directors who owned interests in both Alamosa and Specialty and was an employee and officer of Specialty and Specialty's then parent company. In addition, another individual who was one of Alamosa's directors at the time the agreement was entered into, is a manager of Longmont PCS, LLC, one of Alamosa's members. This individual is also a stockholder of Specialty Teleconstructors, Inc. and acts as a vice president of American Tower Corporation. No amounts were paid or outstanding under this agreement during 1998. As of September 30, 1999, $165,300 had been paid under this agreement.

  Other related party transactions

     In November 1998, the Company entered into an agreement to lease space for telephone switching equipment in Albuquerque with SASR Limited Partnership, 50% owned by one of Alamosa's directors and a manager of West Texas PCS, LLC, one of Alamosa's interest holders. The lease has a term of five years with two optional five year terms. The lease provides for monthly payments aggregating to $18,720 a year, as well as a pro rata portion of real estate taxes on the property, and subject to adjustment.

     In connection with Alamosa's distribution and sales of Sprint PCS wireless communications equipment, on December 28, 1998, Alamosa entered into a long-term agreement to lease space for a retail store in Lubbock, Texas with Lubbock HLH, Ltd., principally owned by one of Alamosa's directors and the general manager of South Plains Advance Communications & Electronics, Inc. South Plains holds an ownership interest in Alamosa. This lease has a term of 15 years and provides for monthly payments aggregating to approximately $110,000 a year, subject to adjustment based on the Consumer Price Index on the first day of the sixth lease year and on the first day of the eleventh lease year. No amounts were paid or outstanding under this lease at December 31, 1998. As of September 30, 1999, $27,501 had been paid under this lease.

     During 1998, certain members paid costs on behalf of the Company, which were subsequently reimbursed. Such payments amounted to approximately $101,000 during 1998 and were minimal during 1999. No amounts payable to members were outstanding at December 31, 1998 and September 30, 1999.

                                ALAMOSA PCS LLC

8. EMPLOYEE BENEFITS

     Effective November 13, 1998, the Company elected to participate in the NTCA Savings Plan, a defined contribution employee savings plan sponsored by the National Telephone Cooperative Association under Section 401(k) of the Internal Revenue Code. No employer contributions were made to this plan for the period ended December 31, 1998 and the nine-month period ended September 30, 1999.

     On October 2, 1998, the Company entered into an employee agreement with its Chief Operating Officer. The agreement provides for the granting of stock options in three series. The initial exercise price will be determined based on the following formula: $48,500,000, committed capital at September 30, 1998, multiplied by the percentage interest represented by the option exercised. The exercise price for each series will increase by an annual rate of 8%, 15% or 25% compounded monthly beginning at the date of grant as specified by the agreement. Options may be exercised any time from January 1, 2004 to January 5, 2008. The options vest over a three year period. During 1998, one option from each series was granted under this agreement. The options to acquire membership interests described above will be exchanged for options to acquire an equivalent number of common shares: 242,500 at $1.08 per share, 242,500 at $1.15 per share and 242,500 at $1.25 per share.

     On October 14, 1998, the Board of Members approved an Incentive Ownership Plan. The plan consists of 3,500 units comprised of 1200 Series 8, 1150 Series 15 and 1150 Series 25 units. The exercise price for each series is based on a pre-defined strike price which increases by an annual rate of 8%, 15% or 25% compounded monthly beginning July 1, 2000. The initial exercise prices are $564.79, $623.84 and $711.88 for the Series 8, Series 15 and Series 25 options, respectively. Each unit provides the holder an option to purchase an interest in the Company. Vested units may be exercised any time from July 1, 2000 to December 31, 2006. On October 29, 1998, under an employment agreement with the company's Chief Technology Officer, 300 units were granted under this plan. The options to acquire membership interests described above will be exchanged for options to acquire an equivalent number of common shares: 48,500 at $1.13 per share, 48,500 at $1.25 per share and 48,500 at $1.42 per share.


     The Company applies Accounting Principals Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, in accounting for its plans. Under opinion no. 25, no compensation expense or deferred compensation was recorded as of December 31, 1998. As of September 30, 1999, the Company has recorded unearned compensation of $11,193,751 which was calculated based on the assumed initial public offering price of $14 per share. This amount is being amortized in accordance with FASB Interpretation No. 28 over the vesting periods of the individual options. For the nine-month period ended September 30, 1999, equity participation compensation expense of $6,822,037 has been recognized. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" provides the Company the option of recognizing the cost of options granted based on fair values of the options at the time of the grant. Due to the floating exercise price of the options granted through September 30, 1999, the accounting provisions of opinion no. 25 for variable plans have been followed. The Company has subsequently amended the options outstanding at September 30, 1999 to establish a fixed exercise price creating a new measurement date. Following this amendment, the provisions of opinion no. 25 for fixed plans will be followed. The Company has decided not to elect the cost-recognition provisions of SFAS No. 123.


     The fair value of each stock option is estimated at December 31, 1998 using the Black-Scholes option pricing model: dividend yield of 0%; risk free interest of 5.5%; expected lives of the options equal to 8.5 years; and a volatility rate of 70%.

                                ALAMOSA PCS LLC

     Had the compensation expense for the options granted during 1998 been based on the fair value pricing model described above, additional compensation expense of $73,709 would have been recognized at December 31, 1998. This additional compensation expense would have resulted in net loss of $997,531 and net loss per share of $.02 at December 31, 1998. There would have been no additional compensation expense for the nine-month period ended September 30, 1999. The effects of applying SFAS No. 123 in this proforma disclosure are not indicative of future amounts. The company anticipates making awards in the future under its Incentive Ownership Plan.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash, accounts payable, and accrued expenses approximate fair value because of the short maturity of these items.

     The carrying amount of the debt issued pursuant to the Company's credit agreement with Nortel is expected to approximate fair value because the interest rate changes with market interest rates.

     Alamosa utilizes interest rate cap agreements to limit the impact of increases in interest rates on its floating rate debt. The interest rate cap agreements require premium payments to counterparties based upon a notional principal amount. Interest rate cap agreements entitle the Company to receive from the counterparties the amounts, if any, by which the selected market interest rates exceed the strike rates stated in the agreements. The fair value of the interest rate cap agreements is estimated by obtaining quotes from brokers and represents the cash requirement if the existing contracts had been settled at the balance sheet dates.

     Selected information related to the Company's interest rate cap agreements is as follows:

                                                            DECEMBER 31,   SEPTEMBER 30,
                                                                1998           1999
                                                            ------------   -------------
Notional amount...........................................      $--        $ 28,750,000
Fair value................................................       --              71,094
Carrying amount...........................................       --             233,700
                                                                ---        ------------
Net unrecognized gain (loss)..............................      $--        $   (162,606)
                                                                ===        ============

     These fair value estimates are subjective in nature and involve uncertainties and matters of considerable judgement and therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

10. FINANCING AGREEMENTS

     On February 3, 1999, the Company issued a letter of credit for $7,500,000 in favor of Nortel. The letter of credit expired in June 1999.

     On June 10, 1999, the Company entered into a credit agreement with Nortel. The proceeds are used to purchase equipment and to fund the construction of the Company's portion of the Sprint PCS network. The financing terms permit Alamosa to borrow $123 million through three commitment tranches through February 18, 2002, and will require minimum equipment purchases.

     The credit facility is collateralized by all of the Company's assets and capital stock including future issues under the terms of the agreement. The Company is required to maintain certain financial ratios and other financial conditions including minimum levels of revenue and wireless subscribers. In addition, the Company is required to maintain a $1,000,000 cash balance as security against the facility. This balance is recorded as a noncurrent asset.

                                ALAMOSA PCS LLC

     In connection with the credit agreement with Nortel, each of the members pledged its ownership interest in Alamosa to Nortel to collateralize the Company's obligations under the credit agreement. The members were required to secure their unfunded contributions with either a letter of credit or a marketable securities pledge agreement. Each letter of credit or marketable securities pledge agreement will be terminated prior to the closing of the initial public offering described in Note 11. In addition, Nortel required the members to execute capital contribution agreements to confirm their collective obligations to make capital contributions of at least $48.5 million.

     Alamosa may borrow money as either a base rate loan with an interest rate of prime plus 2.5%, or a Eurodollar loan with an interest rate of the London interbank offered rate, commonly referred to as LIBOR, plus 3.5%. This interest rate was 9.4% at September 30, 1999. In addition, an annual unused facility fee of 0.75% will be charged beginning six months after the closing date. Interest accrued through the two year anniversary from the closing date is added to the principal amount of the loan. Thereafter, interest is payable monthly in the case of base rate loans and at end of the interest period, not to exceed three months, in the case of Eurodollar loans. Interest expense for the period ended September 30, 1999 totaled $544,055. Principal is payable in 20 quarterly installments beginning February 18, 2002. Alamosa may voluntarily prepay any of the loans at any time, but any amount repaid may not be reborrowed since there are no revolving credit features. Alamosa must make mandatory prepayments under certain circumstances, equal to 50% of the excess cash flow as computed under the credit agreement, after March 31, 2002; and any amount in excess of $250,000 received for asset sales outside the ordinary course of business or insurance proceeds, to the extent not reinvested in property or assets within a stated period of time. All prepayments are applied to the outstanding loan balances pro rata in the inverse order of maturity, except where there is a borrowing base shortage, in which case prepayments are first applied there, and then pro rata among all three commitment tranches.

     At September 30, 1999, the Company borrowed $59,678,288 against this facility.

     As a condition of the financing, Sprint PCS has entered into a consent and agreement with Nortel that modifies Sprint PCS's rights and remedies under its affiliation agreements with Alamosa. Among other things Sprint PCS consented to the pledge substantially all of Alamosa's assets, including the affiliation agreements to Nortel. In addition, Sprint PCS may not terminate the affiliation agreements with Alamosa and must maintain 10 MHz of PCS spectrum in Alamosa's markets until the Nortel financing is satisfied or Alamosa's assets are sold pursuant to the terms of the consent and assignment with Nortel.

     The Company incurred approximately $4,074,000 of costs associated with obtaining the Nortel financing. These costs consist of a loan origination fee and debt issue costs which have been capitalized and are being amortized to interest expense using the effective interest method over the term of the credit facility.

11. OTHER SUBSEQUENT EVENTS

     In October 1999, the Company entered into a letter of intent to amend the affiliation agreement with Sprint PCS to expand its service networks to include markets located in Wisconsin. As a result, Alamosa formed its 99% owned subsidiary, Alamosa Wisconsin LP, to perform Alamosa's obligations under the affiliation agreements with Sprint PCS.


     The Company intends to file a registration statement for equity financing through an initial public offering. Immediately prior to the closing of initial public offering, the Company will reorganize the business into a holding company structure. In connection with the reorganization, the members of Alamosa PCS, LLC will receive 48,500,008 shares of common stock of Alamosa PCS Holdings, Inc. in exchange for their membership interests in the limited liability company. The ownership percentages among the Company's shareholders following the reorganization will remain consistent with the ownership percentages described in Note 1. The Company plans to utilize the proceeds from the aforementioned offerings to fund the build-out of its expanded network.

                                ALAMOSA PCS LLC

     In addition to the initial public offering described above, the Company expects to offer senior discount notes through a public offering. The senior discount notes will be unsecured obligations and will rank equally with all future senior debt and senior to all future subordinated debt. The senior discount notes will be fully and unconditionally, jointly and severally guaranteed on a senior subordinated, unsecured basis, by all the existing and any future restricted subsidiaries of Alamosa PCS Holdings, Inc. In addition, Alamosa PCS Holdings, Inc. will have no assets or operations other than its investments in Alamosa PCS Inc., and there are no non-guarantor subsidiaries. Therefore, financial statements of guarantor subsidiaries have been omitted.


     Alamosa may redeem some or all of the senior discount notes beginning in 2005, and until 2003 may redeem a portion of the senior discount notes with the net proceeds of an equity offering.

     The senior discount notes will be issued at a discount to their principal amount and will accrete in value until 2005, at which time their accreted value will equal their principal amount. Interest will begin to accrue at this time and will be payable semi-annually. The senior discount notes will contain covenants limiting Alamosa PCS Holding, Inc.'s ability and the ability of its subsidiaries to:

     - incur additional debt or issue preferred stock;

     - pay dividends, redeem capital stock or make other restricted payments or investments;

     - create liens on assets;

     - merge, consolidate or dispose of assets;

     - enter into transactions with affiliates; and

     - change lines of business.

     Holders of the senior discount notes will have the right to require Alamosa PCS Holdings, Inc. to repurchase all or any part of their senior discount notes, at 101% of the accreted value, if before 2005, or 101% of the aggregate principal amount thereafter, together with accrued and unpaid interest, upon a change of control of Alamosa.

     Events of default in respect of the senior discount notes include, among others, failure to pay interest or principal on the senior discount notes when due, failure to perform covenants, acceleration of the maturity of other debt, events of bankruptcy, certain judgments against Alamosa and the occurrence of any event of default pursuant to the affiliation agreements with Sprint PCS.

     In October 1999, the Company entered into a commitment letter to amend its Nortel financing which increased the facility from $123 million to $250 million and increased the Company's commitment to purchase equipment from Nortel. As of December 31, 1999, Alamosa had remaining commitments of $117.6 million to purchase equipment and infrastructure under the amended agreement. As consideration for the amendment, the Company is required to issue to Nortel warrants for 2% of the total equity as of the closing of the initial public offering, on a fully diluted basis. The warrants will be issued and will be exercisable by Nortel on the second anniversary of the closing date, unless among other options, Alamosa raises an additional $75.0 million of capital and uses the proceeds to prepay any loans under the Nortel facility prior to that date. The exercise price for the warrants will be the price paid for the common stock in the initial public offering. Subsequent to the closing of the amended Nortel agreement, the interest rates charged by Nortel will increase on the base rate loans from prime plus 2.5% to prime plus 2.75% and on the Eurodollar loans from LIBOR plus 3.5% to LIBOR plus 3.75%. In addition, subsequent to the closing of the amended Nortel agreement, Alamosa will no longer be required to pay a premium on any equipment and services financed by Nortel.

                                ALAMOSA PCS LLC

     Effective October 1, 1999, Alamosa entered into a three-year employment agreement with David Sharbutt, Alamosa's chairman, who was named Chief Executive Officer. In addition, Alamosa granted options to Mr. Sharbutt to acquire 242,500 common shares at an exercise price of $1.15 per share which vest immediately upon completion of the initial public offering and 1,455,000 shares at an exercise price equal to the initial public offering price which vest 25% per year beginning September 1, 2000. The options expire December 9, 2009. Based on the expected offering price, the Company will recognize compensation expense of $3,116,125 related to the 242,500 options issued with an exercise price below the initial public offering price over the options vesting period.



     In October 1999, Alamosa amended the Chief Operating Officer's options, described in Note 8, such that each of his three series of original options to purchase 242,500 shares of common stock at exercise prices which increased by an annual rate of 8%, 15% and 25%, compounded monthly beginning at the date of grant, and that vested over three years will be exchanged for options to acquire a total of 1,697,500 shares of common stock. The first option to acquire 242,500 shares of common stock has a fixed exercise price of $1.15 per share and vests immediately upon completion of the initial public offering. The second option to acquire 1,455,000 shares of common stock has an exercise price equal to the initial public offering price and vests 25% per year beginning September 1, 2000. The expiration date of all of the Chief Operating Officer's options was extended from January 5, 2008 to December 9, 2009. These amendments will result in a new measurement date; however, no additional compensation will be incurred since the intrinsic value as of September 30, 1999 determined under APB 25, utilized the initial public offering price of $14 per share. Due to the change in the vesting period, the amount of compensation expense recognized upon completion of the initial public offering will be $997,015 related to the 242,500 options vesting at that time. The remaining unearned compensation totaling $1,994,030 will be recognized over the period from the initial public offering through September 1, 2003, the amended vesting period of the remaining options.



     In addition, in October 1999, Alamosa amended the Chief Technology Officer's options, described in Note 8, such that his original options with exercise prices which increased by an annual rate of 8%, 15%, or 25% (compounded monthly beginning July 1, 2000) will be exchanged for options to purchase an equivalent number of common shares at fixed exercise prices equal to $1.13, $1.25 and $1.42 per share which will not increase over the term of the options. In addition, the Company is currently negotiating an amendment whereby the three-year vesting period will be amended such that one-third of each option series will be fully vested and exercisable upon completion of the initial public offering, and another one-third of each series will vest on each of October 29, 2000 and October 29, 2001. These amendments will result in a new measurement date; however, no additional compensation will be incurred since the intrinsic value as of September 30, 1999 determined under APB 25, utilized the initial public offering price of $14 per share. If completed, the proposed amendment to change the vesting period will result in recognition of $197,741 of compensation expense upon completion of the initial public offering related to the 242,500 options vesting at that time. The remaining unearned compensation totaling $395,482 will be recognized over the period from the initial public offering through October 29, 2001, the proposed vesting period of the remaining options.


     Effective December 1, 1999, the Company entered into an employment agreement with its Chief Financial Officer, Kendall W. Cowan, which has a five-year term and includes options to purchase 1,455,000 shares at the initial public offering price and that will expire December 9, 2009. There is no compensation cost related to these options.

                          A Sprint PCS Network Partner

                                 [ALAMOSA LOGO]

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--------------------------------------------------------------------------------

                               10,714,000 SHARES

                           ALAMOSA PCS HOLDINGS, INC.
                                  COMMON STOCK

                                 [ALAMOSA LOGO]
                               ------------------

                                   PROSPECTUS


                                           , 2000


                               ------------------

SALOMON SMITH BARNEY                                             LEHMAN BROTHERS
                               ------------------

CREDIT SUISSE FIRST BOSTON                             DEUTSCHE BANC ALEX. BROWN


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


     Until             , 2000, all dealers that buy, sell or trade the common
stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities to be registered. All of the amounts shown are estimated except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee.........  $   51,430
NASD filing fee.............................................      19,000
Nasdaq National Market listing fees.........................      95,000
Printing and engraving expenses.............................     125,000
Legal fees and expenses.....................................     425,000
Accounting fees and expenses................................     292,000
Transfer agent and registrar fees...........................      10,000
Miscellaneous expenses......................................       2,570
                                                              ----------
     Total..................................................  $1,020,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Certificate of Incorporation of Alamosa PCS Holdings, Inc. ("Alamosa") provides that the liability of the directors of Alamosa to Alamosa or any of its stockholders for monetary damages arising from acts or omissions occurring in their capacity as directors shall be limited to the fullest extent permitted by the laws of Delaware or any other applicable law. This limitation does not apply with respect to any action in which a director would be liable under Section 174 of the General Corporation Law of the State of Delaware nor does it apply with respect to any liability in which a director:

     - breached his duty of loyalty to Alamosa or its stockholders;

     - did not act in good faith or, in failing to act, did not act in good faith;

     - acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or

     - derived an improper personal benefit.

     Alamosa's Certificate of Incorporation provides that Alamosa shall indemnify its directors, officers and employees and former directors, officers and employees to the fullest extent permitted by the laws of Delaware or any other applicable law. Pursuant to the provisions of Section 145 of the General Corporation Law of the State of Delaware, Alamosa has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding (other than an action by or in the right of Alamosa) by reason of the fact that he is or was a director, officer, employee, or agent of Alamosa, against any and all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of Alamosa and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     The power to indemnify applies to actions brought by or in the right of Alamosa as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

     The statute further specifically provides that the indemnification authorized thereby shall not be deemed exclusive of any other rights to which any such officer or director may be entitled under any bylaws, agreements, vote of stockholders or disinterested directors, or otherwise.

     Reference is made to the Form of Underwriting Agreement, to be filed as
Exhibit 1.1 to this registration statement, which provides for indemnification by the Underwriters under certain circumstances of the directors and officers of Alamosa signing the registration statement and certain controlling persons of Alamosa against certain liabilities, including those arising under the Securities Act.

     Alamosa has directors' and officers' liability insurance covering its directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Alamosa pursuant to the foregoing provisions, Alamosa has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


     Alamosa PCS Holdings, Inc., a Delaware corporation ("Alamosa") was formed on October 19, 1999. It has no assets and has issued no capital stock. Immediately prior to the closing of this initial public offering, we will reorganize as described in the prospectus. In connection with the reorganization, Alamosa will merge with Alamosa PCS Holdings, Inc., a Texas corporation ("Texas Holdings"). To effectuate the merger, Alamosa will issue 100 shares of common stock to Texas Holdings. Alamosa will then merge with Texas Holdings, with Alamosa as the surviving corporation. In the merger, Alamosa will issue unregistered shares of Alamosa common stock to the stockholders of Texas Holdings.


     Alamosa will also grant stock options to directors, officers, employees and consultants before the closing of this initial public offering. These are the only unregistered issuances of securities that Alamosa currently contemplates.

     Texas Holdings will be the successor to the current operating company, Alamosa PCS, LLC, by virtue of a conversion of the LLC to a corporation.

     The persons to receive Alamosa common stock in connection with the reorganization, their owners, the consideration to be received by Alamosa for such common stock and the number of shares of common stock to be received are set forth in the tables below.

1. COMMENCEMENT OF THE REORGANIZATION


                                                                                              PERCENTAGE OF
                                                                             NUMBER OF     MEMBERSHIP INTEREST
                                                                           SHARES OF OUR       RECEIVED IN
                                                             NATURE OF     COMMON STOCK     EXCHANGE FOR OUR
ENTITY RECEIVING SECURITIES           OWNER, IF AN ENTITY  CONSIDERATION   TO BE ISSUED      COMMON STOCK(1)
---------------------------           -------------------  -------------   -------------   -------------------
Alamosa PCS Holdings, Inc.
(Texas).............................  The owners are           $100             100                 100%
                                      those persons
                                      listed below in
                                      Item 2 "Common
                                      Stock to be Issued
                                      Pursuant to the
                                      Reincorporation
                                      Merger."

2. COMMON STOCK TO BE ISSUED PURSUANT TO REINCORPORATION MERGER


                                                                                               PERCENTAGE OF
                                                                              NUMBER OF     MEMBERSHIP INTEREST
                                                                            SHARES OF OUR       RECEIVED IN
                                                               NATURE OF    COMMON STOCK     EXCHANGE FOR OUR
ENTITY RECEIVING SECURITIES             OWNER, IF AN ENTITY  CONSIDERATION  TO BE ISSUED      COMMON STOCK(1)
---------------------------             -------------------  -------------  -------------   -------------------
Rosewood Telecommunications,
L.L.C. ...............................  Caroline Hunt Trust  Membership       9,725,000           20.05%
                                        Estate               Interest
South Plains Advanced Communications &
Electronics, Inc. ....................  Rural telephone      Membership       8,652,085            17.84
                                        cooperative;         Interest
                                        members are
                                        subscribers for
                                        phone service
West Texas PCS, LLC...................  Michael R. Budagher  Membership       7,072,915            14.58
                                                             Interest
Taylor Telecommunications, Inc. ......  Rural telephone      Membership       5,100,000            10.52
                                        cooperative;         Interest
                                        members are
                                        subscribers for
                                        phone service
Plateau Telecommunications,
Incorporated..........................  Rural telephone      Membership       3,000,000             6.19
                                        cooperative;         Interest
                                        members are
                                        subscribers for
                                        phone service
Tregan International Corp. ...........  Regan Silber and     Membership       3,000,000             6.19
                                        Trevar Pearlman      Interest
XIT Telecommunication & Technology,
Inc. .................................  Rural telephone      Membership       2,750,000             5.67
                                        cooperative;         Interest
                                        members are
                                        subscribers for
                                        phone service
LEC Development, Inc. ................  Rural telephone      Membership       2,500,000             5.15
                                        cooperative;         Interest
                                        members are
                                        subscribers for
                                        phone service
Wes-Tex Telecommunications, Inc. .....  Rural telephone      Membership       2,500,000             5.15
                                        cooperative;         Interest
                                        members are
                                        subscribers for
                                        phone service
Longmont PCS, LLC.....................  Jeffrey P. Howard    Membership       1,000,000             2.06
                                                             Interest
J&M Family Partnership Ltd............  James R. and Mary    Membership         666,434             1.37
                                        Underwood and their  Interest
                                        three children
Five S, Ltd. .........................  David and Patsy      Membership         593,200             1.22
                                        Sharbutt and their   Interest
                                        three children
Yellow Rock PCS, L.P. ................  Adam Lampert         Membership         400,000             0.82
                                                             Interest
John St. Clair........................          --           Membership         292,938             0.60
                                                             Interest
Harness, Ltd..........................  Present and former   Membership         292,938             0.60
                                        CHR Solutions, Inc.  Interest
                                        employees
Anthony E. Bliss......................          --           Membership         288,056(2)          0.59
                                                             Interest
Romoso, Ltd...........................  William R. Overman   Membership         153,792             0.32
                                                             Interest

                                                                                               PERCENTAGE OF
                                                                              NUMBER OF     MEMBERSHIP INTEREST
                                                                            SHARES OF OUR       RECEIVED IN
                                                               NATURE OF    COMMON STOCK     EXCHANGE FOR OUR
ENTITY RECEIVING SECURITIES             OWNER, IF AN ENTITY  CONSIDERATION  TO BE ISSUED      COMMON STOCK(1)
---------------------------             -------------------  -------------  -------------   -------------------
W. Don Stull..........................          --           Membership          97,647             0.20
                                                             Interest
J. Frank Eldridge.....................          --           Membership          73,235             0.15
                                                             Interest
David E. Sharbutt.....................          --           Membership          48,824             0.10
                                                             Interest
Barry J. Moore........................          --           Membership          48,824             0.10
                                                             Interest
Randall D. Yeisley....................          --           Membership          48,824             0.10
                                                             Interest
William R. Overman....................          --           Membership          24,412(2)          0.05
                                                             Interest
Addie Lee Hicks.......................          --           Membership          24,412             0.05
                                                             Interest
Steven Steele.........................          --           Membership          24,412             0.05
                                                             Interest
Paula Sexton..........................          --           Membership          24,412             0.05
                                                             Interest
Will Payne............................          --           Membership          24,412             0.05
                                                             Interest
Gail McVicker.........................          --           Membership          24,412             0.05
                                                             Interest
Gaylord Ellerman......................          --           Membership          24,412             0.05
                                                             Interest
James E. McDuff.......................          --           Membership          24,412             0.05
                                                             Interest


     The persons to receive options to purchase Alamosa common stock, the nature of consideration for these options and number of shares that may be purchased pursuant to these options are set forth in the table below.

3. OPTIONS TO BE GRANTED


                                                                NATURE OF      NUMBER OF
OWNER                                                         CONSIDERATION     OPTIONS
-----                                                         -------------   ------------
David E. Sharbutt...........................................  Employment       1,697,500(3)

Jerry W. Brantley...........................................  Employment(4)    1,697,500(3)

Kendall W. Cowan............................................  Employment       1,455,000(3)

W. Don Stull................................................  Employment(4)      145,500(3)

Michael R. Budagher.........................................  Director            28,000(3)
                                                              Services

Ray M. Clapp, Jr. ..........................................  Director            43,000(3)
                                                              Services

Scotty Hart.................................................  Director            28,000(3)
                                                              Services

                                                                NATURE OF      NUMBER OF
OWNER                                                         CONSIDERATION     OPTIONS
-----                                                         -------------   ------------
Thomas Hyde.................................................  Director            28,000(3)
                                                              Services

Schuyler B. Marshall........................................  Director            28,000(3)
                                                              Services

Tom M. Phelps...............................................  Director            28,000(3)
                                                              Services

Reagan W. Silber............................................  Director            28,000(3)
                                                              Services

Jimmy R. White..............................................  Director            28,000(3)
                                                              Services

Adam Lampert................................................  Consulting          15,000(3)
                                                              Services

Jeff Howard.................................................  Consulting          12,500(3)
                                                              Services

Wilton J. Payne.............................................  Consulting          10,000(3)
                                                              Services

J.R. Wilson.................................................  Consulting          10,000(3)
                                                              Services

Other Employees.............................................  Employment         902,500(3)


---------------

(1) All percentages of membership interests, except options, are calculated on a non-fully diluted basis. Percentages for options to purchase membership interests are calculated on a fully diluted basis.


(2) Includes or consists of shares held in a 401(k) plan.


(3) Represents options to acquire securities, not issued securities.


(4) The consideration for these stock options is an option to purchase a membership interest in Alamosa PCS, LLC as well as his employment with us.


     None of the foregoing transactions will involve any public offering, and issuances of securities in connection with such transactions will be made pursuant to valid exemptions under the Securities Act of 1933 (the "Act"). The following are the exemptions relied on for each issuance of securities pursuant to our reorganization.

     First, our issuance of 100 shares to Holdings Texas is exempt under Section 4(2) of the Act. This issuance of 100 shares is a transaction involving one offeree, involving no general solicitation.


     Second, our issuance of 48,500,008 shares to the twenty-nine stockholders of Texas Holdings, pursuant to the merger of Texas Holdings with and into Alamosa, is exempt under Section 4(2). The merger will take place through direct communication with the offerees, with no general solicitation or advertising. Since Alamosa will be a subsidiary of Texas Holdings, these offerees will have a pre-existing and substantial relationship with us.

     The options to purchase a total of 6,184,500 shares will be granted pursuant to a written compensatory benefit plan or written compensation contract to the directors, employees and consultants, and will be exempt pursuant to Rule
701. 48,500,008 shares will be outstanding prior to the grant of these options. The 6,184,500 shares is under the maximum of 15% of 48,500,008, or 7,275,001 provided in Rule 701(d)(2).


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

     The exhibits are as set forth in the Exhibit Index.

     (b) Financial Statement Schedules:

          No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Alamosa pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Alamosa pursuant to the foregoing provisions, or otherwise, Alamosa has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Alamosa of expenses incurred or paid by a director, officer or controlling person of Alamosa in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Alamosa will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Alamosa has duly caused this third amendment to the registration statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Dallas, State of Texas, on the 1st day of February, 2000.


                                            ALAMOSA PCS HOLDINGS, INC.

                                            By:    /s/ DAVID E. SHARBUTT
                                              ----------------------------------
                                                      David E. Sharbutt
                                              Chairman of the Board of Directors
                                                              and
                                                   Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this third amendment to the registration statement has been signed by the following persons in the capacities indicated on the 1st day of February, 2000.



                        NAME                                        TITLE                       DATE
                        ----                                        -----                       ----
                /s/ DAVID E. SHARBUTT                      Chairman of the Board of       February 1, 2000
-----------------------------------------------------   Directors and Chief Executive
                  David E. Sharbutt                                Officer

                /s/ KENDALL W. COWAN                       Chief Financial Officer        February 1, 2000
-----------------------------------------------------
                  Kendall W. Cowan

                MICHAEL R. BUDAGHER*                               Director               February 1, 2000
-----------------------------------------------------
                 Michael R. Budagher

                 RAY M. CLAPP, JR.*                                Director               February 1, 2000
-----------------------------------------------------
                  Ray M. Clapp, Jr.

                    SCOTTY HART*                                   Director               February 1, 2000
-----------------------------------------------------
                     Scotty Hart

                    THOMAS HYDE*                                   Director               February 1, 2000
-----------------------------------------------------
                     Thomas Hyde

                                                                   Director               February 1, 2000
-----------------------------------------------------
                Schuyler B. Marshall

                   TOM M. PHELPS*                                  Director               February 1, 2000
-----------------------------------------------------
                    Tom M. Phelps

                  REAGAN W. SILBER*                                Director               February 1, 2000
-----------------------------------------------------
                  Reagan W. Silber

                   JIMMY R. WHITE*                                 Director               February 1, 2000
-----------------------------------------------------
                   Jimmy R. White



     David E. Sharbutt, by signing his name hereto, does sign and execute this third amendment to the registration statement on behalf of each of the above-named officers and directors of the registrant on this 1st day of February, 2000, pursuant to powers of attorneys executed on behalf of each of such officers and directors and previously filed with the Securities and Exchange Commission.


*By:    /s/ DAVID E. SHARBUTT
     -------------------------------
            David E. Sharbutt
            Attorney-in-Fact

                               INDEX TO EXHIBITS


        EXHIBIT
         NUMBER                                   EXHIBIT TITLE
        -------                                   -------------
         1.1*              -- Form of Underwriting Agreement.
         2.1               -- Form of Agreement and Plan of Merger of Alamosa PCS
                              Holdings, Inc., a Texas corporation, with and into
                              Alamosa PCS Holdings, Inc., a Delaware corporation.
         2.2               -- Form of Agreement and Plan of Conversion of Alamosa PCS
                              LLC, a Texas limited liability company into Alamosa PCS
                              Holdings, Inc., a Texas corporation.
         3.1               -- Amended and Restated Certificate of Incorporation of
                              Alamosa.
         3.2               -- Amended and Restated Bylaws of Alamosa.
         4.1*              -- Specimen Common Stock Certificate.
         4.2               -- Rights Agreement between Alamosa PCS Holdings, Inc. and
                              ChaseMellon Shareholder Services, L.L.C., as rights
                              agent.
         4.3               -- Amended and Restated Certificate of Incorporation of
                              Alamosa (filed as Exhibit 3.1 above).
         4.4               -- Amended and Restated Bylaws of Alamosa (filed as Exhibit
                              3.2 above).
         4.5               -- Form of Credit Agreement by and between Alamosa PCS,
                              Inc., as borrower, Alamosa PCS Holdings, Inc., Texas
                              Telecommunications, LP and Alamosa Wisconsin Limited
                              Partnership, as guarantors and Nortel Networks Inc., as
                              administrative agent, for a $250,000,000 credit facility,
                              to be executed prior to the closing of this offering
                              (filed as Exhibit 10.16 below).
         5.1               -- Opinion of Haynes and Boone, LLP, regarding legality of the Common Stock being issued.
        10.1               -- CDMA 1900 SprintCom Additional Affiliate Agreement dated as of December 21, 1998 by and between Alamosa PCS, LLC
                              and Northern Telecom, Inc.
        10.2               -- Amendment No. 1 to DMS-MTX Cellular Supply Agreement
                              dated as of January 12, 1999 by and between Alamosa PCS,
                              LLC and Nortel Networks Inc. as an amendment to Exhibit
                              10.1 described above.
        10.3               -- Amendment No. 2 to DMS-MTX Cellular Supply Agreement
                              dated as of March 1, 1999 by and between Alamosa PCS, LLC
                              and Nortel Networks Inc. as an amendment to Exhibits 10.1
                              and 10.2 described above.
        10.4*              -- Amendment No. 3 to DMS-MTX Cellular Supply Agreement
                              dated as of August 11, 1999 by and between Alamosa PCS,
                              LLC and Nortel Networks Inc. as an amendment to Exhibits
                              10.1, 10.2 and 10.3 described above.
        10.5*              -- Sprint PCS Management Agreement, as amended, dated as of
                              July 17, 1998 by and between Sprint Spectrum, LP,
                              SprintCom, Inc., WirelessCo, LP and Alamosa PCS, LLC,
                              superceded by Exhibit 10.22.
        10.6*              -- Sprint PCS Services Agreement dated as of July 17, 1998 by and between Sprint Spectrum, LP and Alamosa PCS, LLC
                              superceded by Exhibit 10.23.
        10.7*              -- Sprint Trademark and Service Mark License Agreement dated as of July 17, 1998 by and between Sprint Communications
                              Company, LP and Alamosa PCS, LLP superceded by Exhibit
                              10.24.
        10.8*              -- Sprint Spectrum Trademark and Service Mark License
                              Agreement dated as of July 17, 1998 by and between Sprint
                              Spectrum, LP and Alamosa PCS, LLP superceded by Exhibit
                              10.25.
        10.9*              -- Consent and Agreement dated as of June 10, 1999 by and
                              between Nortel Networks, Inc., Sprint Spectrum, LP,
                              Sprint Communications Company, LP, WirelessCo, LP, and
                              SprintCom, Inc.

        EXHIBIT
         NUMBER                                   EXHIBIT TITLE
        -------                                   -------------
        10.10              -- Sprint PCS Management Agreement (Wisconsin), as amended, dated as of December 6, 1999 by and between Sprint
                              Spectrum, LP, WirelessCo, LP and Alamosa Wisconsin
                              Limited Partnership.
        10.11              -- Sprint PCS Services Agreement (Wisconsin) dated as of
                              December 6, 1999 by and between Sprint Spectrum, LP and
                              Alamosa Wisconsin Limited Partnership.
        10.12              -- Sprint Trademark and Service Mark License Agreement
                              (Wisconsin) dated as of December 6, 1999 by and between
                              Sprint Communications Company, LP and Alamosa Wisconsin
                              Limited Partnership.
        10.13              -- Sprint Spectrum Trademark and Service Mark License
                              Agreement (Wisconsin) dated as of December 6, 1999 by and
                              between Sprint Spectrum, LP and Alamosa Wisconsin Limited
                              Partnership.
        10.14*             -- Engineering Service Contract, System Design and
                              Construction Inspection, dated as of July 27, 1998, as
                              amended, by and between Alamosa PCS, LLC and Hicks &
                              Ragland Engineering Co., Inc.
        10.15*             -- Master Site Development and Lease Agreement, as amended, dated as of August 1998 by and between Alamosa PCS, LLC
                              and Specialty Capital Services, Inc.
        10.16              -- Form of Credit Agreement by and between Alamosa PCS,
                              Inc., as borrower, Alamosa PCS Holdings, Inc., Texas
                              Telecommunications, LP and Alamosa Wisconsin Limited
                              Partnership, as guarantors and Nortel Networks Inc., as
                              administrative agent, for a $250,000,000 credit facility,
                              to be executed prior to the closing of this offering.
        10.17              -- Alamosa PCS Holdings, Inc. 1999 Long Term Incentive Plan.
        10.18*             -- Employment Agreement effective as of October 1, 1998 by and between Alamosa PCS, LLC and Jerry Brantley,
                              superceded by Exhibit 10.29.
        10.19*             -- Employment Agreement effective as of October 29, 1998 by and between Alamosa PCS, LLC and Don Stull.
        10.20*             -- Employment Agreement effective as of October 1, 1999 by and between Alamosa PCS LLC and David Sharbutt.
        10.21*             -- Employment Agreement effective as of December 1, 1999 by and between Alamosa PCS, LLC and Kendall W. Cowan.
        10.22              -- Sprint PCS Management Agreement, as amended, dated as of
                              December 23, 1999 by and between Sprint Spectrum, LP,
                              WirelessCo, LP, Cox Communications PCS, L.P., Cox CPS
                              License, LLC, SprintCom, Inc. and Alamosa PCS, LLC.
        10.23*             -- Sprint PCS Services Agreement dated as of December 23,
                              1999 by and between Sprint Spectrum, LP and Alamosa PCS,
                              LLC.
        10.24*             -- Sprint Trademark and Service Mark License Agreement dated as of December 23, 1999 by and between Sprint
                              Communications Company, LP and Alamosa PCS, LLC.
        10.25*             -- Sprint Spectrum Trademark and Service Mark Agreement
                              dated as of December 23, 1999 by and between Sprint
                              Spectrum, LP and Alamosa PCS, LLC.
        10.26              -- Form of Amendment No. 4 to DMS-MTX Cellular Supply
                              Agreement by and between Alamosa PCS, LLC and Nortel
                              Networks Inc. as an amendment to Exhibits 10.1, 10.2,
                              10.3 and 10.4 described above, to be executed prior to
                              the closing of this offering.
        10.27*             -- Form of Registration Rights Agreement by and between
                              Nortel Networks Inc. and Alamosa PCS Holdings, Inc., to
                              be executed prior to the closing of this offering.

        EXHIBIT
         NUMBER                                   EXHIBIT TITLE
        -------                                   -------------
        10.28*             -- Form of Warrant Agreement by and between Nortel Networks
                              Inc. and Alamosa PCS Holdings, Inc., to be executed prior
                              to the closing of this offering.
        10.29*             -- Amended and Restated Employment Agreement effective as of
                              October 1, 1999 by and between Alamosa PCS, LLC and Jerry
                              Brantley.
        21.1               -- Subsidiaries of Alamosa.
        23.1               -- Consent of PricewaterhouseCoopers LLP.
        23.2               -- Consent of Haynes and Boone, LLP (contained in legal
                              opinion filed as Exhibit 5.1).
        24.1*              -- Powers of Attorney (included on the signature page to the initial filing).
        27.1*              -- Financial Data Schedule.


---------------


 *  Previously filed.